Filed pursuant to Rule 424(b)(5)
SEC File No. 333-122643

Prospectus supplement

(to prospectus dated February 28, 2005)

1,500,000 shares

Common stock

This is a public offering of 1,500,000 shares of common stock of Horizon Health Corporation.

Our common stock is traded on the Nasdaq National Market under the symbol HORC. On March 10, 2005, the last reported sale price for our common stock on the Nasdaq National Market was $36.40.

	Per share	Total
Public offering price	$36.250	$54,375,000
Underwriting discounts and commissions	$2.175	$3,262,500
Proceeds to Horizon Health, before expenses	$34.075	$51,112,500

Horizon Health Corporation has granted the underwriters an option for a period of 30 days to purchase up to 225,000 additional shares of common stock to cover any over-allotments.

Investing in our common stock involves a high degree of risk. See “ Risk factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

Piper Jaffray	Stephens Inc.

March 10, 2005

Tables of contents

Prospectus supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the applicable document, or that any information we have incorporated by reference in the accompanying prospectus is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus supplement or the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement or the accompanying prospectus applicable to that jurisdiction.

Summary

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, including “Risk factors” on page S-9, the accompanying prospectus, and our consolidated financial statements and the related notes and other information contained in the annual and quarterly reports and other documents that we have filed with the Securities and Exchange Commission and incorporated by reference in the accompanying prospectus, before making an investment decision. In this prospectus supplement, unless the context suggests otherwise, “Horizon Health,” “the Company,” “we,” “our,” and “us” mean Horizon Health Corporation together with its subsidiaries.

Horizon Health

Horizon Health Corporation is a leading contract manager and a provider of behavioral health and physical rehabilitation services in the United States. We are (i) the largest contract manager of behavioral health clinical programs and second largest contract manager of physical rehabilitation clinical programs offered by acute care hospitals in the U.S., (ii) an owner/operator of freestanding behavioral health facilities providing behavioral health care for children, adolescents and adults, and (iii) a provider of employee assistance programs (EAPs) and behavioral health care administrative services primarily to employers.

At November 30, 2004, we managed behavioral health programs at 108 contract locations and physical rehabilitation programs at 31 contract locations, and our client hospitals were located in 36 states and the District of Columbia. We also had 1,164 contracts to provide EAPs and managed behavioral health services covering in excess of 3.6 million lives.

Since early 2004, we have focused our growth strategy on acquisitions, by purchase, lease and joint venture, of freestanding behavioral health facilities and have successfully completed the acquisition of three behavioral health facilities and associated treatment facilities. We currently own and/or operate:

•	Michiana Behavioral Health Center, an 80-licensed bed behavioral health facility located in Plymouth, Indiana, which we acquired on April 1, 2004;

•	Poplar Springs Hospital, a behavioral health facility and four associated treatment facilities with a combined total of 187-licensed beds located in north central Virginia, which we acquired on June 1, 2004; and

•	Laurelwood Hospital, a 160-licensed bed behavioral health facility located in Willoughby, Ohio, a suburb of Cleveland, which we leased effective January 1, 2005, pursuant to a long-term lease agreement.

Recent developments

On February 23, 2005, we began the reorganization of our EAP Services group to focus the business on EAP contracts. We are terminating all the fixed fee (at-risk) managed care behavioral health contracts of the EAP Services group. The reorganization will also involve (i) the centralization of most of the business functions of the EAP Services group in Lewisville, Texas, where our National Support Center is located, (ii) personnel changes and reductions, and (iii) office relocations. We expect the reorganization to be completed by August 31, 2005.

On February 9, 2005, we announced that we entered into a letter of intent to form a joint venture with Friends Hospital, a 501(c)(3) charitable organization. The joint venture will own and operate the Friends Hospital facility, a 192-licensed bed behavioral health facility and a 26-licensed bed adult residential treatment center located in Philadelphia, Pennsylvania. The letter of intent contemplates that Horizon Health will own 80% and Friends will own 20% of the joint venture. The formation of the joint venture is subject to a number of conditions, any of which may not be satisfied, including the negotiation of a definitive joint venture agreement between the parties and the approval of the Pennsylvania Attorney General.

Effective January 1, 2005, we entered into a long-term lease agreement for Laurelwood Hospital, a 160-licensed bed behavioral health facility located in Willoughby, Ohio, a suburb of Cleveland.

Our industry

We estimate that approximately $100 billion is spent on behavioral health care annually in the U.S., and that one out of every five individuals, including children and adolescents, in the U.S. suffers from a diagnosable mental disorder in a given year. Based on recent U.S. Census Bureau estimates, these figures translate into approximately 60 million Americans. In addition, four of the ten leading causes of disability in the U.S. are mental disorders.

During the 1990s, the behavioral health care industry experienced a significant contraction following a long period of growth. Between 1990 and 1999, nearly 300 inpatient behavioral health facilities, accounting for over 40% of available beds, were closed. The reduction was largely driven by third party payors who decreased reimbursement, implemented more stringent admission criteria and decreased the authorized length of stay. We believe this reduced capacity has resulted in an underserved patient population.

We believe that reduced capacity, coupled with mental health parity legislation providing for greater access to mental health services, has resulted in favorable industry fundamentals. According to the National Association of Psychiatric Health Systems, behavioral health care providers have recently benefitted from increased admissions, stabilized reimbursement rates and stabilized lengths of stay.

The behavioral health care industry is extremely fragmented with only a few large national providers. We estimate there are approximately 2,000 Medicare-certified behavioral health psychiatric units and behavioral health facilities in the U.S. Approximately three-quarters of these facilities are units located within an acute care hospital, with the remaining quarter composed mostly of freestanding behavioral health facilities. Approximately one-half of the freestanding behavioral health facilities in the U.S. are owned by government agencies on the state level, and a large number are owned by not-for-profit organizations.

Of the approximately 5,000 hospitals in the U.S., we estimate 1,200 operate inpatient acute rehabilitation units, of which we estimate approximately 200 currently outsource management services to contract managers such as Horizon Health. We believe that as the reimbursement system becomes more complex in the inpatient rehabilitation environment, our physical rehabilitation services group will be well positioned for growth. Additionally, we believe there is an opportunity for growth to the extent that many of the 1,000 hospitals currently operating their own inpatient acute rehabilitation units reevaluate the efficiency of their operations and consider outsourcing management services.

Our competitive strengths

We believe the following competitive strengths will enable us to successfully grow our core competencies of behavioral health and physical rehabilitation services and increase our profitability:

A leading provider of behavioral health and physical rehabilitation contract management services

We are the largest contract manager of behavioral health clinical programs and second largest contract manager of physical rehabilitation clinical programs offered by acute care hospitals in the U.S. We believe our leading position provides us with a significant advantage in marketing our services to prospective clients and attracting and retaining employees, and yields several economies of scale.

Strong reputation and recognized expertise

We believe we are uniquely positioned to compete successfully in the behavioral health care industry as a result of our 24-year operating history, reputation, management expertise and proprietary outcomes measurement system. Our proprietary CQI+ Outcomes Measurement System provides us and our acute care hospital clients with a valuable tool to analyze patient outcomes measurement data. We believe our reputation and expertise have allowed us to retain many of our management contracts on a long-term basis. For the fiscal year ended August 31, 2004, our management contract retention rate was 88%.

Focused acquisition strategy

We have successfully utilized acquisitions to strengthen and enhance our core competencies. Since April 1, 2004, we have successfully completed the acquisitions of three behavioral health facilities and associated treatment facilities. Our acquisition criteria and methodology include: (i) focusing on acquisitions that are accretive to our earnings, (ii) assessing the ability to successfully integrate the acquired facility into our operations over a short period of time, (iii) carefully reviewing the facility’s operations and systems, and (iv) developing a strategic plan to improve the operating performance of the acquired facility.

History of strong financial condition and growth in earnings per share

We generate consistent cash flow, have low capital expenditure requirements (other than acquisitions) and actively manage working capital. We have maintained low levels of debt while increasing cash flows, funding capital expenditure requirements and recent acquisitions through cash flows from operations and our revolving credit facility. For the five fiscal years ended August 31, 2004, our earnings per share grew at a compound annual rate of 15%.

Experienced management team

Our senior management team has substantial experience in the health care industry. James Ken Newman, our Chairman, President and Chief Executive Officer, is a founder of Horizon Health and has over 35 years of experience in the health care industry. Our senior management team has established a vast network of relationships in the for-profit and not-for-profit hospital sectors that provide unique opportunities for contract growth and acquisition opportunities. Our senior management team operates as a cohesive, complementary group and has extensive operating knowledge of the industry and understanding of the regulatory environment in which we operate.

Our business strategy

We intend to pursue the following growth strategies:

Expand contract management services

We intend to focus future growth, both internally and through acquisitions, in the areas of behavioral health services and physical rehabilitation services. We expect to enhance growth of our contract management businesses by:

•	Broadening our array of clinical health services. We intend to focus on developing inpatient behavioral health and physical rehabilitation programs in communities where they are needed and to develop alternatives to inpatient hospitalization in order to ensure that each patient’s treatment regimen utilizes clinical resources effectively. We believe that acute care hospitals need to be able to offer a broad array of health care services in order to respond to the changing demands of governmental payors, managed care companies and other third-party payors.

•	Emphasizing behavioral health programs for the elderly. We intend to continue to emphasize the area of behavioral health programs for the elderly (geropsychiatric programs). At November 30, 2004, approximately 63.4% of the behavioral health treatment programs we managed were geropsychiatric programs. Many elderly patients with short-term behavioral illnesses also have physical problems that make the general acute care hospital environment the most appropriate site for their care.

Emphasize same-facility growth within our owned/operated behavioral health facilities

We intend to increase our same-facility growth within our owned/operated behavioral health facilities by:

•	building relationships that enhance our presence in local and regional markets;

•	developing formal marketing initiatives and expanding referral networks;

•	increasing admissions;

•	negotiating appropriate price increases; and

•	achieving improved operating efficiencies.

Selectively pursue acquisitions of freestanding behavioral health facilities

The behavioral health care industry is extremely fragmented with only a few large national providers. We plan to pursue the acquisition of three to four freestanding behavioral health facilities per year. We believe we can successfully integrate these facilities, improve facility operations and expand the breadth of services offered by these facilities. We believe our 24-year operating history of focusing on behavioral health care as well as our existing relationships within the not-for-profit health care services sector provide us with advantages in identifying potential acquisition candidates.

Expand EAP Services business

We are positioning our EAP Services group as a nationally integrated EAP organization to better service and market to a growing regional and national customer base, for stronger market identification, and to achieve operating efficiencies. We will continue to offer an array of EAP products to corporate clients and self-funded employer groups. We do not plan to make further investments in our at-risk managed care business as we do not consider it to be a part of our core competencies.

Corporate information

Horizon Health Corporation is a Delaware corporation. Our principal executive offices are located at 1500 Waters Ridge Drive, Lewisville, Texas 75057-6011, and our telephone number is (972) 420-8200. Our website can be found at http://www.horizonhealth.com. Information on our website is not part of this prospectus supplement or the accompanying prospectus.

The offering

Common stock offered by us	1,500,000 shares

Common stock to be outstanding after the offering	7,139,399 shares (or 7,364,399 shares if the underwriters exercise in full their over-allotment option to purchase additional shares)

Use of proceeds

We intend to use the net proceeds from this offering for repayment in full of our revolving credit facility and for general corporate purposes, including acquisitions, capital expenditures and working capital. For more detailed information, see “Use of proceeds” on page S-22.

Risk factors

See “Risk factors” and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq symbol	HORC

The number of shares of common stock that will be outstanding after the offering is based on the number of shares of our common stock outstanding as of March 10, 2005. Unless we indicate otherwise, all information in this prospectus supplement and the accompanying prospectus assumes no exercise of the underwriters’ over-allotment option to purchase additional shares, and excludes 753,016 (vested and unvested) shares reserved for issuance on the exercise of outstanding stock options and 300,000 shares available for grant under our 2005 omnibus incentive plan.

Summary consolidated financial and other data

The summary historical consolidated financial data presented below for the fiscal years ended August 31, 2002, 2003 and 2004, and at August 31, 2003 and 2004, are derived from our audited consolidated financial statements incorporated by reference in the accompanying prospectus. The summary historical consolidated financial data presented below at August 31, 2002, are derived from our audited consolidated financial statements not included or incorporated herein or in the accompanying prospectus. The summary historical consolidated financial data presented below at, and for the three months ended, November 30, 2003 and 2004, are derived from our unaudited consolidated financial statements incorporated by reference in the accompanying prospectus. In the opinion of our management, these unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair statement of our financial position at those dates and our results of operations for those periods. Operating results for the three month period ended November 30, 2004 are not necessarily indicative of the results that may be expected for the full fiscal year ending August 31, 2005 or portions thereof. You should read this information in conjunction with “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus supplement and our consolidated financial statements and the related notes contained in our quarterly and annual reports that we have filed with the Securities and Exchange Commission and incorporated by reference in the accompanying prospectus.

	Fiscal year ended August 31,			Three months ended November 30,
(in thousands, except per share data)	2002	2003	2004	2003	2004

Statement of operations data:
Revenue	$143,721	$166,340	$180,323	$42,047	$52,078
Cost of services	109,692	129,832	138,676	32,484	39,297

Gross profit	34,029	36,508	41,647	9,563	12,781
Selling, general and administrative	16,289	18,614	19,785	4,905	5,758
Provision for (recovery of) doubtful accounts	294	(614)	810	(266)	864
Depreciation and amortization	2,778	2,581	2,925	662	888

Income from operations	14,668	15,927	18,127	4,262	5,271
Interest expense, net of interest and other income	110	296	634	79	382

Income before income taxes	14,558	15,631	17,493	4,183	4,889
Income tax provision	5,634	6,049	6,718	1,602	1,907

Net income	$8,924	$9,582	$10,775	$2,581	$2,982
Basic earnings per share	$1.66	$1.83	$1.99	$.48	$.54
Weighted average shares outstanding	5,386	5,250	5,424	5,366	5,533
Diluted earnings per share	$1.52	$1.70	$1.90	$.46	$.52
Weighted average shares and dilutive potential common shares outstanding	5,889	5,642	5,673	5,650	5,703

	Fiscal year ended August 31,			Three months ended November 30,
(at end of period; in thousands)	2002	2003	2004	2003	2004

Balance sheet data:
Cash and cash equivalents	$4,036	$1,973	$1,908	$2,585	$1,925
Working capital	2,899	1,249	5,560	3,971	9,485
Intangible assets, net (1)	68,666	74,882	87,244	74,515	86,929
Total assets	92,585	102,329	144,455	104,570	147,878
Total debt	10,000	14,000	40,000	12,500	38,000
Stockholders’ equity	60,733	63,792	75,824	67,160	80,090

(at end of period)	August 31, 2002	August 31, 2003	August 31, 2004	November 30, 2004
Summary statistical data:
Number of contract locations (2):
Contract locations in operation	131	127	132	128
Contract locations signed and unopened	11	15	8	11

Total contract locations	142	142	140	139

Services covered by contracts in operation (2):
Inpatient	127	126	129	126
Partial hospitalization	31	25	17	15
Outpatient	21	21	24	23
Home health	3	3	2	2
CQI+ Outcomes Measurement System	144	109	105	109
Types of treatment programs in operation (2):
Geropsychiatric	106	87	85	85
Adult behavioral health	44	48	49	44
Substance abuse	2	4	4	4
Physical rehabilitation	28	32	33	32
Other mental health	2	8	4	4
EAP and managed behavioral health care services (3):
Covered lives (000’s)	2,349	3,327	3,566	3,645
Licensed beds (4):	—	—	267	267

(1)	Intangible assets consist of goodwill, as well as service contract valuations, non-compete agreements and trademarks related to our various acquisitions.
(2)	Only includes our behavioral health and physical rehabilitation management contracts.
(3)	Includes covered lives under at-risk managed care behavioral health contracts which we are terminating. Covered lives under EAP contracts were approximately 3.1 million at November 30, 2004.
(4)	Only includes our owned/operated behavioral health care facilities.

Risk factors

You should carefully consider the risks described below and all other information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus before making an investment decision. If any of the following risks or other risks and uncertainties that are not yet identified or that we currently think are immaterial actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks related to us and our business

If the availability and amount of reimbursements to our client hospitals or us by third party payors decreases, then our revenue and earnings could decrease.

Insurers, managed care companies and governmental payors, including Medicare and Medicaid, have instituted cost containment measures designed to limit payments made to health care providers including our client hospitals. The availability and amount of the reimbursements impact the decisions of acute care hospitals regarding whether to offer behavioral health services pursuant to management contracts with us, as well as their decisions on whether to renew such contracts and the amounts paid to us thereunder.

On November 3, 2004, Centers for Medicare and Medicaid Services (CMS), a federal agency within the U.S. Department of Health and Human Services (HHS), announced final regulations adopting a prospective payment system (PPS) for inpatient behavioral health services, which have historically been reimbursed based on reasonable cost, subject to a discharge ceiling. CMS has begun phasing in the PPS over a four-year period. The new system will pay inpatient behavioral health facilities a per diem base rate to be adjusted by factors that influence the cost of an individual patient’s care, such as each patient’s diagnosis related group, certain other medical and psychiatric coexisting conditions that may complicate treatment and age. The final regulations only provide for stop loss payments at 70% of the amount that behavioral health facilities and units in general acute care hospitals would have received under the old payment system. This could have an adverse effect on the reimbursement for the patient services provided in the units in general acute care hospitals that we manage, which could result in a reduction in revenues that we earn under our management contracts with such client hospitals.

On May 7, 2004, CMS published a final rule to modify the criteria for being classified as an inpatient rehabilitation facility. The final rule, known as the “75% Rule,” generally requires that in order to meet the qualification requirement, 75% of the patients of a physical rehabilitation services unit must have certain qualifying medical conditions. The final rule has a three year phase-in period and eliminates polyarthritis and other medical conditions as qualifying medical conditions. As a result, certain patients that previously satisfied a qualifying medical condition do not meet a qualifying medical condition under the new rule. The final rules together with similar prospective payment rules previously adopted for physical rehabilitation services have resulted and may continue to result in decreased reimbursements to our client hospitals which has led and may continue to lead to, among other things, renegotiated contract management fees which could have an adverse effect on our revenues from rehabilitation programs we manage.

The Medicare and Medicaid programs are subject to additional statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings and funding restrictions, any of which could have the effect of limiting or reducing reimbursement levels to general acute care hospitals and freestanding behavioral health facilities for behavioral health and physical rehabilitation services provided by programs we manage or facilities we own/operate. Other future federal and state legislation and regulations may also result in reductions in the payments we receive for our services.

A significant number of our management contracts require us to refund or renegotiate some or all of our management fee if either reimbursement for services provided to patients of the program we manage is denied or the fee paid to us is denied as a reimbursable cost. Medicare retrospectively audits cost reports of client hospitals upon reimbursement for services rendered.

Some of our management contracts provide for renegotiation of their terms if the Medicare or Medicaid reimbursement for the mental health or physical rehabilitation services provided by the client hospital drop below a certain level. Any significant decrease in Medicare or Medicaid reimbursement levels, the imposition of significant restrictions on participation in the Medicare or Medicaid programs, or the disallowance of any significant portion of a hospital’s costs, including the management fee paid to us, may reduce our revenues.

Furthermore, facilities which offer behavioral health or physical rehabilitation programs now or hereafter managed or owned/operated by us may not satisfy the requirements for participation in the Medicare or Medicaid programs.

Recently acquired businesses and facilities, and businesses or facilities acquired in the future, will expose us to increased operating risks.

We acquired two freestanding behavioral health facilities in 2004, entered into a long-term lease of another behavioral health facility effective January 1, 2005, and on January 20, 2005, signed a joint venture letter of intent with Friends Hospital. As part of our growth strategy, we intend to continue to pursue additional acquisition, lease, joint venture and similar transactions.

This expansion exposes us to additional business and operating risks and uncertainties, including:

•	the ability to effectively assimilate and manage acquired behavioral health facilities;

•	the ability to realize our investment in the acquired behavioral health facilities;

•	the diversion of management’s time and attention from other business concerns;

•	the risks of entering markets in which we may have no or limited direct prior experience;

•	the potential loss of key employees of the acquired behavioral health facilities;

•	the risk that an acquisition could reduce our future earnings;

•	the exposure to unknown liabilities; and

•	our ability to meet contractual obligations.

If we are unable to assimilate activities of the acquired behavioral health facilities and manage this expansion efficiently or effectively, or are unable to attract and retain additional qualified management personnel to run the expanded operations, it could result in financial expenditures and increased demands on management’s time and could have a material adverse effect on our business, financial condition and results of operations.

If we fail to improve the operations of acquired inpatient facilities, we may be unable to achieve our growth strategy.

We may be unable to maintain or increase the profitability of, or operating cash flows at, any existing hospital or other acquired inpatient facility, effectively integrate the operations of any acquisition or otherwise achieve the intended benefit of our growth strategy. To the extent that we are unable to enroll in third party payor plans in a timely manner following an acquisition, we may experience a decrease in cash flow or profitability.

If competition decreases our ability to acquire additional inpatient behavioral health facilities on favorable terms, we may be unable to execute our acquisition strategy.

An important part of our business strategy is to acquire inpatient behavioral health facilities in attractive markets. Some of our competitors have greater financial resources and a larger, more experienced development staff focused on identifying and completing acquisitions. In addition, we may compete with not-for-profit entities that operate on a tax-exempt basis.

Regulatory requirements regarding inpatient behavioral health facilities could delay or prevent the acquisition of additional facilities.

Some behavioral health facility acquisitions may require a longer period to complete than acquisitions in other industries and may be subject to additional regulatory uncertainty. Many states have adopted legislation restricting the sale or other disposition of facilities operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the not-for-profit seller. In addition, the acquisition of facilities in certain states requires advance regulatory approval under “certificate of need” or state licensure regulatory regimes. These state-level procedures could seriously delay or even prevent us from acquiring inpatient facilities, even after significant transaction costs have been incurred.

Additional financing may be necessary to fund our acquisition program and capital expenditures, and the financing may not be available when needed or may subject us to risks.

Our acquisition program requires substantial capital resources. Likewise, the operation of existing inpatient behavioral health facilities requires ongoing capital expenditures for renovation, expansion and the upgrade of equipment and technology. We may not receive additional financing on satisfactory terms. In addition, our level of indebtedness at any time may restrict our ability to borrow additional funds. If we are not able to obtain financing, we may not be able to consummate acquisitions or undertake capital expenditures.

As of February 28, 2005, our total consolidated borrowed indebtedness was approximately $34.5 million. Although we intend to pay all of our outstanding borrowed indebtedness with the net proceeds of this offering, we expect to incur additional indebtedness in the future.

Our borrowed indebtedness could have important consequences to you, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our ability to sell assets, including capital stock of our restricted subsidiaries, merge or consolidate with other entities, and engage in transactions with our affiliates;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the health care industry;

•	restricting our ability or the ability of our restricted subsidiaries to pay dividends or make other payments; and

•	placing us at a competitive disadvantage to our competitors that have less indebtedness.

In addition, our revolving credit facility requires us to maintain and meet specified financial ratios and tests which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet those financial ratios and tests. A breach of any of these covenants would result in a default under our revolving credit facility. If an event of default under our revolving credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued, but unpaid, interest, to be immediately due and payable.

Failure to renew contracts or extend contracts on the same terms may result in a significant decrease in our revenue.

Approximately 54.3% of our revenues for our fiscal year ended August 31, 2004 were derived from management contracts with general acute care hospitals to manage behavioral health and physical rehabilitation clinical programs of those hospitals. The contracts generally have initial terms of three to five years and many have automatic renewal terms subject to termination by either party. The contracts often provide for early termination either by the client hospital if specified performance criteria are not satisfied or by us under various other circumstances. Although our management contracts are frequently renewed or extended prior to their stated expiration dates, some contracts expire without renewal and others are terminated by us or the client hospital for various reasons prior to their scheduled expiration. Our continued success is subject to the ability to renew or extend existing management contracts and obtain new management contracts. Contract renewals and extensions are likely to be subject to competing proposals from other contract management companies as well as consideration by certain hospitals to convert from independently managed programs to programs operated internally or to terminate their programs in order to reassign patient beds for other health care purposes. A client hospital may not continue to do business with us following expiration or termination of its management contract. In addition, any limitations or reductions in reimbursements for services provided by programs managed by us could result in a reduction in the management fees paid to us or the early termination of existing management contracts and would adversely affect our ability to renew or extend existing management contracts and to obtain new management contracts. The termination or non-renewal of a material number of management contracts could result in a significant decrease in our net revenues.

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The health care industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	billing for services;

•	relationships with physicians and other referral sources;

•	adequacy of medical care;

•	quality of medical equipment and services;

•	qualifications of medical and support personnel;

•	confidentiality, maintenance and security issues associated with health-related information and medical records;

•	licensure;

•	hospital rate or budget review;

•	operating policies and procedures; and

•	addition of facilities and services.

Among these laws are the anti-kickback provision of the Social Security Act (the Anti-kickback Statute) and the provision of the Social Security Act commonly known as the “Stark Law.” These laws impact the relationships that certain health care providers, including our client hospitals and the behavioral health facilities we operate, may have with physicians and other referral sources.

The Office of Inspector General (OIG) of HHS has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the Anti-kickback Statute. The current relationships that our client hospitals or we have with physicians and other referral sources may not qualify for safe harbor protection under the Anti-kickback Statute.

In order to comply with the Stark Law, the financial relationships between certain health care providers and physicians and their immediate family members must meet an exception. We structure and believe our client hospitals structure our respective relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions, some of which are still under review, are detailed and complex, and certain of these relationships may not fully comply with the Stark Law.

If we fail to comply with the Anti-kickback Statute, the Stark Law or other applicable laws and regulations, we could be subjected to penalties, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more inpatient behavioral health facilities), and exclusion of one or more of our inpatient behavioral health facilities from participation in the Medicare, Medicaid and other federal and state health care programs. In addition, if we do not operate our inpatient facilities in accordance with applicable law, the facilities may lose their licenses or the ability to participate in third party reimbursement programs. Our client hospitals face similar risks.

Different interpretations or enforcement of these laws and regulations could subject our current or past practices or our client hospitals to allegations of impropriety or illegality or could require us or our client hospitals to make changes in our respective facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we or our client hospitals have violated these laws or regulations, or the public announcement that we or they are being investigated for possible violations of these laws or regulations, could have a material adverse effect on our business, financial condition, results of operations or prospects and our business reputation could suffer significantly. In addition, other similar legislation or regulations at the federal or state level may be adopted.

We may be required to spend substantial amounts of capital to comply with legislative and regulatory initiatives relating to privacy and security of patient health information and standards for electronic transactions.

There are currently numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy and security concerns. In particular, federal regulations issued under the Health Insurance Portability Accountability Act of 1996 (HIPAA) contain provisions that have required, and in the future may require, our facilities to implement costly new computer systems and to adopt business procedures designed to protect the privacy and security of each of their patients’ individually identifiable health and related financial information. The privacy regulations have had a financial impact on the health care industry because they impose extensive new administrative requirements, restrictions on the use and disclosure of individually identifiable patient health and related financial information, provide patients with new rights with respect to their health information and require our inpatient facilities to enter into contracts extending many of the privacy regulation requirements to third parties who perform functions on our behalf involving health information.

On February 20, 2003, HHS issued final security regulations under HIPAA. Compliance with these security regulations is required by April 21, 2005 for most health care organizations, including our inpatient facilities. These security regulations require our inpatient facilities to implement administrative, physical and technical safeguards to protect the integrity, confidentiality and availability of electronically received, maintained or transmitted patient individually identifiable health and related financial information. Compliance with these regulations requires substantial expenditures, which could negatively impact our financial results. In addition, our management has spent, and may spend in the future, substantial time and effort on compliance measures.

HHS has issued regulations requiring most health care organizations, including our behavioral health facilities, to use standard data formats and code sets when electronically transmitting information in connection with several types of transactions, including health claims, health care payment and remittance advice and health claim status transactions. Violations of the privacy, security and transaction regulations could subject our inpatient facilities to civil penalties of up to $25,000 per calendar year for each provision contained in the privacy, security and transaction regulations that is violated and criminal penalties of up to $250,000 per violation for certain other violations.

We face significant uncertainties associated with health care legislation.

In addition to extensive government health care regulation, there are numerous initiatives on federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. We are not certain what legislation on health care reform may ultimately be proposed or enacted or whether other changes in the administration or interpretation of governmental health care programs will occur. Currently proposed or future health care legislation or other changes in the administration or interpretation of governmental health care programs may have an adverse effect on us.

Other companies within the health care industry continue to be the subject of federal and state investigations, which increases the risk that we may become subject to investigations in the future.

Both federal and state government agencies as well as private payors have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of health care organizations. These investigations relate to a wide variety of topics, including:

•	cost reporting and billing practices;

•	quality of care;

•	financial relationships with referral sources;

•	medical necessity of services provided; and

•	treatment of uninsured patients.

The OIG and the U.S. Department of Justice (DOJ) have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, health care providers are subject to civil and criminal false claims laws, including the federal False Claims Act, which allows private parties to bring whistleblower lawsuits against private companies doing business with or receiving reimbursement under federal health care programs. Some states have adopted similar state whistleblower and false claims provisions. Publicity associated with the substantial amounts paid by other health care providers to settle these lawsuits may encourage our current and former employees and other health care providers to bring whistleblower lawsuits. Any investigations of our client hospitals or us could result in significant liabilities or penalties as well as adverse publicity.

We may be subject to claims and legal actions for damages and other expenses that are not covered by insurance.

In late 1999, a civil qui tam lawsuit brought under the Federal False Claims Act was filed under seal naming our psychiatric contract management subsidiary, Horizon Mental Health Management, Inc., as one of the defendants in the lawsuit. In March 2001, the relators served the complaint in the lawsuit. The lawsuit is United States ex rel Debra Hockett, M.D., Linda Thompson, M.D., and Chyrissa Staley, RN, Plaintiffs, v. Columbia/HCA Healthcare Corp., Indian Path Hospital, Inc., Horizon Mental Health Management, Inc. and Superior Home Health of East Tennessee, Inc., Defendants, 01-MS-50 (RCL) (Part of Civil No. 99-3311 (RCL)), United States District Court for the District of Columbia. The DOJ had previously declined to intervene in the lawsuit. The complaint alleges that certain of our on-site personnel acted in concert with other non-Company personnel to improperly inflate certain Medicare reimbursable costs associated with psychiatric services rendered at a Tennessee hospital prior to August 1997. The complaint also alleges that the same actions occurred at other hospitals owned by the owner of the Tennessee hospital, a co-defendant in the suit, some of which also had management contracts with the Company. Any judgment in this suit against us would not be covered by insurance.

In early December 2000, we were served with a DOJ subpoena issued by the U.S. Attorney’s Office for the Northern District of California. The subpoena requested the production of documents related to certain matters such as patient admissions, patient care, patient charting and marketing materials, pertaining to hospital geropsychiatric programs managed by us. We furnished documents relating to one facility in response to the subpoena in January 2001. After we met with the DOJ in December 2002 and furnished additional information, the DOJ subsequently declined to intervene in the suit. In November 2004, the relators served the complaint. The lawsuit is United States of America, ex rel. Michael M. Meyer, Patricia J. Szerlip and Vicki Weatherford, Plaintiffs, v. Horizon Health Corporation, a Delaware Corporation, Summit Medical Center, a California Corporation, and Sukhdeep Grewal, M.D., Defendants, Civil Action No. 00-00-1303 SBA, United States District Court for the Northern District of California. The complaint alleges primarily that patients admitted to two behavioral health programs managed by us did not meet admission criteria and therefore were inappropriately admitted. Any judgment in this suit against us would not be covered by insurance.

We are, and may be in the future, party to litigation arising in the course of our business. Our insurance policies may not be adequate to substantially cover liabilities arising out of those claims or even cover any of such claims. Any material claim that is not covered by insurance may have an adverse effect on our business. Claims against us, regardless of their merit or outcome, may also have an adverse effect on our reputation and business.

Facilities acquired by us may have unknown or contingent liabilities, including liabilities related to patient care and liabilities for failure to comply with health care laws and regulations, which could result in large claims and significant defense costs. Although we generally seek indemnification covering these matters from prior owners of facilities we acquire, such indemnification is often limited and material liabilities for past activities of acquired facilities may exist and such prior owners may not be able to satisfy their indemnification obligations. We are also susceptible to being named in claims brought related to patient care and other matters at inpatient facilities owned by third parties and at which we provide contract management services.

While we believe that we currently have adequate internal controls in place, we are exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of The Sarbanes-Oxley Act of 2002.

We are evaluating our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending August 31, 2005. We are performing the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we are incurring additional expenses and significant demands on management’s time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of same on our operations since there is no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. Any such action could adversely affect our financial results and the market price of our common stock.

The loss of our key management personnel or our inability to attract and retain qualified clinical management, marketing and other personnel could have a material adverse effect on our business operations.

Our continued success depends upon our executive officers and members of our management team, the loss of one or more of whom could adversely affect our business operations. Our success and growth strategy also depend on our ability to attract and retain qualified clinical, management, marketing and other personnel. We compete with general acute care hospitals and other health care providers for the services of psychiatrists, psychologists, social workers, therapists, physical therapists and other clinical personnel. Demand for clinical personnel for physical rehabilitation purposes is high and they are often subject to competing offers of employment. We may not be able to attract and retain the qualified personnel necessary for our business in the future.

We operate in a highly competitive environment. If we do not compete effectively in our markets, then we could lose market share.

The health care industry is highly competitive and subject to continual changes in the method in which services are provided and the types of companies providing services. We compete with several national competitors and many regional and local competitors, some of which have greater resources than us. In addition, acute care hospitals could elect to manage their own behavioral health or physical rehabilitation programs.

Competition among contract managers for hospital-based behavioral health and physical rehabilitation programs is generally based upon reputation for quality, price, the ability to provide financial and other benefits for the hospital, and the management, operational and clinical expertise necessary to enable the hospital to offer behavioral health and physical rehabilitation programs that provide the full continuum of behavioral health and physical rehabilitation services in a quality and cost-effective manner. The pressure to reduce health care expenditures has strengthened the need to manage the appropriateness of behavioral health and physical rehabilitation services provided to patients.

In addition, acute care hospitals offering behavioral health and physical rehabilitation programs managed by us compete for patients with other providers of behavioral health care services, including other acute care hospitals, freestanding behavioral health facilities, independent psychiatrists and psychologists, and with other providers of physical rehabilitation services, including other acute care hospitals, freestanding rehabilitation facilities and outpatient facilities.

There are potential risks associated with our goodwill and other intangible assets.

At November 30, 2004, goodwill and net intangible assets represented 58.8% of our total assets and exceeded our net worth. In the event we are sold or liquidated, the value of our intangible assets may not be realized. In addition, any significant decrease in the value of our intangible assets could have a material adverse effect on us.

Under current generally accepted accounting principles, we are required to test impairment of goodwill and intangible assets at least annually. Because of the significance of goodwill and the identified indefinite lived assets to our consolidated balance sheet, impairment analyses are important. Changes in key assumptions about our business and its prospects, or changes in market conditions or other external factors, could result in an impairment charge and such a charge could have a material adverse effect on our financial condition and results of operations.

We do not intend to pursue acquisitions or other investments related to our specialty nurse staffing business, which we deem not to be one of our core competencies. In addition, we will continue to explore strategic alternatives for our specialty nurse staffing business, which could include a sale of the business at a loss.

Our profitability may suffer or we may incur losses from increased utilization of services under our at-risk managed care behavioral health contracts.

A significant percentage of our revenues from our EAP Services group are derived from fixed fee managed care contracts that do not adjust for the volume or type of services that may have to be provided by us. As a result, higher utilization under the managed care contracts may lower our profitability or in some cases we may incur losses.

We may not be able to successfully complete the reorganization of our EAP Services group, which may harm our performance.

We recently commenced the reorganization of our EAP Services group. The success of the reorganization is largely dependent on our ability to achieve operating efficiencies, including the relocation of offices and the termination of at-risk contracts on a cost-effective basis. There can be no assurance that we will be able to realize operating efficiencies, and a failure to do so may harm our performance.

Risks related to the offering

Our common stock has a relatively limited trading volume and a significant percentage of our common stock is held by a few holders. Sales of our common stock by one or more of these stockholders could exert downward pressure on our stock price.

Our common stock has had a daily average trading volume of approximately 17,000 shares over the three months ended February 28, 2005, and as of February 25, 2005, approximately 57% of our outstanding common stock was held by just six stockholders. As a result, sales, or the perception that such sales might occur, of our common stock by one or more of these stockholders, or sales of a significant amount of our common stock by our other stockholders, could place exaggerated downward pressure on the trading price of our common stock.

As we do not anticipate paying cash dividends in the future, you should not expect any return on your investment except through appreciation, if any, in the value of our common stock.

You should not rely on an investment in our common stock to provide dividend income, as we do not plan to pay dividends on our common stock in the foreseeable future. Thus, if you are to receive any return on your investment in our common stock, it will likely have to come from the appreciation, if any, in the value of our common stock. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing, including our earnings, financial condition, capital requirements, restrictions in financing agreements, and business opportunities and conditions.

Provisions in our rights agreement, certificate of incorporation and bylaws and Delaware law may delay or prevent our acquisition by a third party.

Certain provisions of existing agreements, our governing corporate instruments or Delaware law could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

•	our existing rights agreement, which grants to holders of our common stock (including common stock to be issued in this offering) the right to purchase, at a substantial discount from the then prevailing market price, additional shares of common stock upon the occurrence of certain events generally related to unsolicited proposals for the acquisition of control of us by a third party;

•	our board’s authorization to issue shares of preferred stock on terms the board determines in its discretion without stockholder approval; and

•	provisions of Delaware law that restrict business combinations.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date the stockholder acquired that status unless appropriate board or stockholder approvals are obtained.

Disclosure regarding forward-looking statements

Certain statements made or incorporated by reference from time to time in this prospectus supplement or the accompanying prospectus, or made by us or our representatives in other reports, filings with the Securities and Exchange Commission, press releases, conferences or otherwise, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” or words or phrases of similar meaning.

Forward-looking statements involve risks, uncertainties or other factors which may cause actual results to differ materially from the future results, performance or achievements expressed or implied by the forward-looking statements. Certain risks, uncertainties and other important factors are detailed in this prospectus supplement or the accompanying prospectus and may be detailed from time to time in reports filed by us with the Securities and Exchange Commission, including on Forms 8-K, 10-Q and 10-K, and include, among others, the following:

•	general economic and business conditions which are less favorable than expected;

•	unanticipated changes in industry trends;

•	decreased demand by acute care hospitals for our services;

•	our inability to retain existing management contracts or to obtain additional contracts or maintain customer relationships;

•	adverse changes in reimbursement by Medicare or other third-party payors for costs of providing behavioral health, physical rehabilitation or nursing services;

•	adverse changes to other regulatory requirements relating to the provision of behavioral health, physical rehabilitation or nursing services;

•	adverse consequences of investigations by governmental regulatory agencies;

•	adverse judgments rendered in lawsuits pending or later asserted against us;

•	our ability to sustain, manage or forecast our growth;

•	our ability to successfully integrate acquired businesses on a cost effective basis;

•	heightened competition, including specifically the intensification of price competition;

•	the entry of new competitors and the development of new products or services by new and existing competitors;

•	changes in business strategy or development plans;

•	adverse consequences as a result of terminating our at-risk managed care behavioral health contracts as a part of the EAP Services group reorganization;

•	inability to carry out marketing and sales plans;

•	business disruptions;

•	claims asserted against us;

•	loss of key executives;

•	the ability to attract and retain qualified personnel;

•	adverse publicity;

•	demographic changes; and

•	other factors referenced or incorporated by reference in this prospectus supplement or the accompanying prospectus and other reports or filings with the Securities and Exchange Commission.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements represent the estimates and assumptions of our management only as of the date of the document in which they are stated. Unless required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Use of proceeds

We estimate that our net proceeds from the sale of the shares of common stock we are offering will be approximately $50.6 million, after deducting the underwriting discounts and commissions, and approximately $0.5 million of estimated offering expenses payable by us.

We intend to use approximately $34.5 million of the net proceeds to repay in full the outstanding balance of our revolving credit facility as of February 28, 2005. Our revolving credit facility matures on May 31, 2006, at which time it converts to a two-year amortizing term loan with a final maturity date of May 31, 2008. From time to time, we have drawn on our revolving credit facility to finance the acquisition of freestanding behavioral health facilities and other businesses. As of February 28, 2005, the weighted average interest rate under our revolving credit facility was 4.76%. We intend to use the balance of the net proceeds for general corporate purposes, which may include acquisitions, capital expenditures and working capital. Pending the use of such proceeds, we intend to invest the proceeds in short-term interest bearing investment-grade marketable securities or money market obligations.

Price range of common stock and dividend policy

Our common stock is traded on the Nasdaq National Market under the symbol HORC.

The following table sets forth the “intra-day” high and low sales prices per share for our common stock as reported on the Nasdaq National Market for the periods indicated:

	High	Low
Fiscal year ended August 31, 2003:
September 1, 2002—November 30, 2002	$18.29	$10.00
December 1, 2002—February 28, 2003	18.00	13.36
March 1, 2003—May 31, 2003	17.75	13.50
June 1, 2003—August 31, 2003	19.25	14.44
Fiscal year ended August 31, 2004:
September 1, 2003—November 30, 2003	$24.75	$17.95
December 1, 2003—February 29, 2004	25.00	20.22
March 1, 2004—May 31, 2004	26.50	22.04
June 1, 2004—August 31, 2004	26.48	19.51
Fiscal year ending August 31, 2005:
September 1, 2004—November 30, 2004	$24.00	$20.30
December 1, 2004—February 28, 2005	35.00	22.85
March 1, 2005—March 10, 2005	40.00	35.00

At the close of business on March 10, 2005, there were approximately 301 holders of record of our common stock.

Dividends

We have not paid or declared cash dividends on our capital stock since our inception. We currently intend to retain all of our earnings for use in the expansion and operation of our business. The payment of any future dividends will be determined by our board of directors, subject to restrictions in financing agreements (which currently prohibit any payment of dividends), and will depend upon a number of factors, including our earnings, financial condition, capital requirements, business opportunities and conditions, and such other factors as the board of directors may deem relevant. See “Management’s discussion and analysis of financial condition and results of operations”—”Liquidity and capital resources,” included elsewhere in this prospectus supplement.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and capitalization as of November 30, 2004:

•	on an actual basis, and

•	on an as adjusted basis to give effect to (i) the sale by us of 1,500,000 shares of common stock at the public offering price of $36.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and (ii) the use of our estimated net proceeds to repay our outstanding indebtedness. See “Use of proceeds,” on page S-22, for more information regarding our use of net proceeds of this offering to repay debt.

You should read this table in conjunction with “Summary”—”Summary consolidated financial and other data,” “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus supplement and our consolidated financial statements and notes to those consolidated financial statements, contained in the annual reports and other documents that we have filed with the Securities and Exchange Commission and incorporated by reference in the accompanying prospectus.

As of November 30, 2004 (in thousands)	Actual	As adjusted
Cash and cash equivalents	$1,925	$14,516

Long term debt:
Revolving credit facility (1)	$38,000	$0

Stockholders’ equity:
Preferred stock, $.10 par value, 500,000 shares authorized; none issued or outstanding	—	—
Common stock, $.01 par value, 40,000,000 shares authorized; 7,267,750 shares issued and 5,575,304 shares outstanding; 8,767,750 shares issued and 7,075,304 shares outstanding, as adjusted	73	88
Additional paid-in capital	23,569	74,145
Retained earnings	72,705	72,705
Treasury stock, at cost, 1,692,446 shares	(16,256)	(16,256)

Total stockholders’ equity	80,091	130,682

Total capitalization	$118,091	$130,682

(1)	Our revolving credit facility allows us to borrow up to $90 million at any one time, with an expansion feature under which the amount of the credit facility can be increased to $120 million at our option until May 31, 2005, subject to the satisfaction of certain conditions. At November 30, 2004, $44.7 million of the revolving credit facility was available (after letter of credit obligations), subject to the terms and conditions thereof.

Selected consolidated financial and other data

The selected historical consolidated financial data presented below for the fiscal years ended August 31, 2002, 2003 and 2004, and at August 31, 2003 and 2004, are derived from our audited consolidated financial statements incorporated by reference in the accompanying prospectus. The selected historical consolidated financial data presented below for the fiscal years ended August 31, 2000 and 2001, and at August 31, 2000, 2001 and 2002, are derived from our audited consolidated financial statements not included or incorporated herein or in the accompanying prospectus. The selected historical consolidated financial data presented below at, and for the three months ended, November 30, 2003 and 2004, are derived from our unaudited consolidated financial statements incorporated by reference in the accompanying prospectus. In the opinion of our management, these unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair statement of our financial position at those dates and our results of operations for those periods. Operating results for the three month period ended November 30, 2004 are not necessarily indicative of the results that may be expected for the full fiscal year ending August 31, 2005 or portions thereof. You should read this information in conjunction with “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus supplement and our consolidated financial statements and the related notes contained in our quarterly and annual reports that we have filed with the Securities and Exchange Commission and incorporated by reference in the accompanying prospectus.

	Fiscal year ended August 31,					Three months ended November 30,
(in thousands, except per share data)	2000	2001	2002	2003	2004	2003	2004

Statement of operations data:
Revenue	$133,682	$127,660	$143,721	$166,340	$180,323	$42,047	$52,078
Cost of services	100,025	92,301	109,692	129,832	138,676	32,484	39,297

Gross profit	33,657	35,359	34,029	36,508	41,647	9,562	12,781
Selling, general and administrative	14,895	17,394	16,289	18,614	19,785	4,905	5,758
Provision for (recovery of) doubtful accounts.	878	1,764	294	(614)	810	(267)	864
Depreciation and amortization (1)	5,101	4,510	2,778	2,581	2,925	662	888

Income from operations	12,783	11,691	14,668	15,927	18,127	4,262	5,271
Interest expense, net of interest and other income	959	371	110	296	634	79	382

Income before income taxes	11,824	11,320	14,558	15,631	17,493	4,183	4,889
Income tax provision	4,757	4,529	5,634	6,049	6,718	1,602	1,907

Net income	$7,067	$6,791	$8,924	$9,582	$10,775	$2,581	$2,982
Basic earnings per share	$1.11	$1.21	$1.66	$1.83	$1.99	$.48	$.54
Weighted average shares outstanding	6,370	5,615	5,386	5,250	5,424	5,366	5,533
Diluted earnings per share	$1.07	$1.16	$1.52	$1.70	$1.90	$.46	$.52
Weighted average shares and dilutive potential common shares outstanding	6,605	5,876	5,889	5,642	5,673	5,650	5,703
Balance sheet data (at end of period):
Cash and cash equivalents	$8,517	$1,981	$4,036	$1,973	$1,908	$2,585	$1,925
Working capital	3,687	615	2,899	1,249	5,560	3,971	9,485
Intangible assets, net (2)	56,924	57,260	68,666	74,882	87,244	74,515	86,929
Total assets	83,631	77,180	92,585	102,329	144,455	104,570	147,878
Total debt	14,900	6,900	10,000	14,000	40,000	12,500	38,000
Stockholders’ equity	49,692	50,998	60,733	63,792	75,824	67,160	80,090

	Fiscal year ended August 31,					Three months ended November 30,
(in thousands)	2000	2001	2002	2003	2004	2003	2004

Other financial data
Cash flows provided by operating activities	$12,434	$11,984	$14,138	$13,529	$12,437	$2,133	$1,627
Cash flow (used in) investing activities	(926)	(4,961)	(15,810)	(12,371)	(37,651)	(296)	(408)
Cash flows provided by (used in) financing activities	(8,429)	13,559	3,728	(3,221)	25,149	(1,224)	(1,202)
Capital expenditures	929	1,495	727	4,948	1,775	296	386

(at end of period)	August 31, 2002	August 31, 2003	August 31, 2004	November 30, 2004
Summary statistical data:
Number of contract locations (3):
Contract locations in operation	131	127	132	128
Contract locations signed and unopened	11	15	8	11

Total contract locations	142	142	140	139

Services covered by contracts in operation (3):
Inpatient	127	126	129	126
Partial hospitalization	31	25	17	15
Outpatient	21	21	24	23
Home health	3	3	2	2
CQI+ Outcomes Measurement System	144	109	105	109
Types of treatment programs in operation (3):
Geropsychiatric	106	87	85	85
Adult behavioral health	44	48	49	44
Substance abuse	2	4	4	4
Physical rehabilitation	28	32	33	32
Other mental health	2	8	4	4
EAP and managed behavioral health care services (4):
Covered lives (000’s)	2,349	3,327	3,566	3,645
Licensed beds (5):	—	—	267	267

(1)	We elected to adopt SFAS 141 and SFAS 142 on a prospective basis as of September 1, 2001. As a result, we discontinued the amortization of goodwill as of August 31, 2001.
(2)	Intangible assets consist of goodwill, as well as service contract valuations, non-compete agreements and trademarks related to our various acquisitions.
(3)	Only includes our behavioral health and physical rehabilitation management contracts.
(4)	Includes covered lives under at-risk managed care behavioral health contracts which we are terminating. Covered lives under EAP contracts were approximately 3.1 million at November 30, 2004.
(5)	Only includes our owned behavioral health care facilities.

Management’s discussion and analysis of financial condition and results of operations

Overview

Horizon Health Corporation is a leading contract manager and a provider of behavioral health and physical rehabilitation services in the United States. We are (i) the largest contract manager of behavioral health clinical programs and second largest contract manager of physical rehabilitation clinical programs offered by acute care hospitals in the U.S., (ii) an owner/operator of freestanding behavioral health facilities providing behavioral health care for children, adolescents and adults, and (iii) a provider of employee assistance programs (EAPs) and behavioral health care administrative services primarily to employers.

At November 30, 2004, we managed behavioral health programs at 108 contract locations and physical rehabilitation programs at 31 contract locations, and our client hospitals were located in 36 states and the District of Columbia. We also had 1,164 contracts to provide EAPs and managed behavioral health services covering in excess of 3.6 million lives.

Since early 2004, we have focused our growth strategy on acquisitions, by purchase, lease and joint venture, of freestanding behavioral health facilities and have successfully completed the acquisition of three behavioral health facilities and associated treatment facilities. We currently own and/or operate:

•	Michiana Behavioral Health Center, an 80-licensed bed behavioral health facility located in Plymouth, Indiana, which we acquired on April 1, 2004;

•	Poplar Springs Hospital, a behavioral health facility and four associated treatment facilities with a combined total of 187-licensed beds located in north central Virginia, which we acquired on June 1, 2004; and

•	Laurelwood Hospital, a 160-licensed bed behavioral health facility located in Willoughby, Ohio, a suburb of Cleveland, which we leased effective January 1, 2005, pursuant to a long-term lease agreement.

See note 10 to our unaudited consolidated financial statements incorporated in the accompanying prospectus by reference to our Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2004 (the November 2004 10-Q Report) and note 14 to our audited consolidated financial statements incorporated in the accompanying prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended August 31, 2004 (the 2004 10-K Report), for information concerning our business segments (service groups).

On February 23, 2005, we began the reorganization of our EAP Services group to focus the business on EAP contracts. We are terminating all the fixed fee (at-risk) managed care behavioral health contracts of the EAP Services group. The reorganization will also involve (i) the centralization of most of the business functions of the EAP Services group in Lewisville, Texas, where our National Support Center is located, (ii) personnel changes and reductions, and (iii) office relocations. We expect the reorganization to be completed by August 31, 2005.

On February 9, 2005, we announced that we entered into a letter of intent to form a joint venture with Friends Hospital, a 501(c)(3) charitable organization. The joint venture will own and operate the Friends Hospital facility, a 192-licensed bed behavioral health facility and a

26-licensed bed adult residential treatment center located in Philadelphia, Pennsylvania. The letter of intent contemplates that Horizon Health will own 80% and Friends will own 20% of the joint venture. The formation of the joint venture is subject to a number of conditions, any of which may not be satisfied, including the negotiation of a definitive joint venture agreement between the parties and the approval of the Pennsylvania Attorney General.

Effective January 1, 2005, we entered into a long-term lease agreement for Laurelwood Hospital, a 160-licensed bed behavioral health facility located in Willoughby, Ohio, a suburb of Cleveland.

Revenues

Contract management services (behavioral health services and physical rehabilitation services)

The fees received by us for our services under management contracts are paid directly by our client acute care hospitals. Generally, contract fees are paid on a monthly basis. The client acute care hospitals receive reimbursement under the Medicare or Medicaid programs or payments from insurers, self-funded benefit plans or other third-party payors for the behavioral health and physical rehabilitation services provided to patients of the programs managed by us. As a result, the availability and amount of such reimbursement, which are subject to change, impact the decisions of acute care hospitals regarding whether to offer behavioral health and physical rehabilitation services pursuant to management contracts with us, as well as whether to continue such contracts (subject to contract termination provisions) and the amount of fees to be paid thereunder. See “Medicare and Medicaid: reimbursement for services” in this prospectus supplement for a discussion of funding factors and recent changes in regulations. See also “Business”—“Operations”—“Management contracts” in this prospectus supplement for a discussion of factors affecting contract scope, operation and renewal.

The primary factors affecting revenues are the number of management contracts with treatment programs in operation in the period and the scope of services covered by each such management contract. We provide our management services under contracts with terms generally ranging from three to five years. Each contract is tailored to address the differing needs of the client acute care hospital and its community. We and the client hospital determine the programs and services to be offered by the acute care hospital and managed by us, which may consist of one or more behavioral health or physical rehabilitation treatment programs offering inpatient, partial hospitalization, and/or outpatient services. Under the contracts, the acute care hospital is the actual provider of the behavioral health or physical rehabilitation services and utilizes its own facilities (including beds for inpatient programs), nursing staff and support services (such as medical ancillaries, billing, dietary and housekeeping) in connection with the operation of its programs, with us providing clinical, operating and compliance management staff and expertise. As we expanded the breadth of treatment programs we offer to acute care hospitals, we increased the number of contracts that included management of multiple treatment programs.

We have increased revenues through acquisitions and internal growth, as well as price increases and higher census levels at existing contract locations. For our behavioral health services group, additional contracts have resulted from the demand for geropsychiatric services as acute care hospitals have sought to enter this market. An additional factor favorably affecting revenues has been our pricing policy of establishing a minimum direct margin threshold for our management contracts.

Through our contract management behavioral health services group, we also provide behavioral health outcomes measurement services primarily to acute care hospital-based programs and freestanding behavioral health facilities. The contracts for outcomes measurement services are generally for one to two years with automatic renewal provisions. The rates for the outcomes measurement services are negotiated based on the range of services provided and the number of patients and are generally paid on a monthly basis.

Our business is affected by federal, state and local laws and regulations concerning, among other matters, behavioral health and physical rehabilitation facilities and reimbursement for the services offered by such facilities. These regulations impact the development and operation of behavioral health and physical rehabilitation programs managed by us for our client acute care hospitals as well as our owned behavioral health care facilities. Licensing, certification, reimbursement and other applicable state and local government regulations vary by jurisdiction and are subject to periodic revision. We are not able to predict the content or impact of future changes in laws or regulations affecting the behavioral health or physical rehabilitation sectors. See discussion under “Business”—”Medicare and Medicaid: reimbursement for services.”

Patient services (behavioral health services)

With the April 1, 2004 acquisition of Michiana Behavioral Health Center and the June 1, 2004 acquisition of Poplar Springs Hospital, we now own and operate multiple behavioral health facilities with 80-licensed beds in Plymouth, Indiana and 187-licensed beds in the north central Virginia region. In addition, we now lease and operate Laurelwood Hospital, a 160-licensed bed facility located in Willoughby, Ohio.

Patient service revenue is reported on the accrual basis in the period in which services are provided at established rates. Amounts received are generally less than the established billing rates of the facility and the differences (contractual allowances) are reported as deductions from patient service revenue at the time the service is rendered. Net patient services revenue includes amounts we estimate to be reimbursable by Medicare and Medicaid under provisions of cost or prospective reimbursement formulas in effect.

The behavioral health facilities provide indigent care in accordance with established charity care policies. As a result, the facilities do not pursue collection of amounts determined to qualify as charity care, and they are not reported in revenues. Settlements under cost reimbursement agreements with third party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions.

Employee assistance programs and managed behavioral health care services (EAP Services)

Through our EAP Services group, we offer an array of behavioral health care products to corporate clients, self-funded employer groups, insurance companies, commercial HMO and PPO plans, government agencies, and third-party administrators. Revenues are derived from EAP services, administrative services only services, and managed behavioral health services. Generally fees are paid on a monthly basis pursuant to contracts that typically are renewable annually, although contracts vary as to term and provisions with some being multi-year, some containing automatic renewal provisions, and some containing termination provisions under specified conditions.

Revenues from EAP contracts are typically based on a specified fee per month per employee based on the range and breadth of services provided to the employer, which may include work life services (including child and elder care consultation), referral resource and critical incident debriefings and intervention, and the method(s) in which those services are provided. Each plan is specifically designed to fulfill the client’s needs.

Revenues for administrative services only contracts relate to the administration of behavioral health benefits and are dependent upon the number of contracts and the services provided. Fees are usually a case rate or a per member per month fee applied to the number of eligible members. The client remains financially liable for direct costs associated with providing the medical services. The client is able to benefit from our expertise in clinical case management, the behavioral health professionals employed by us, the independent health care providers contracted by us at favorably discounted rates and the administrative efficiencies provided by us.

Revenues derived from at-risk managed behavioral health care services are primarily affected by the scope of behavioral health benefits provided and the number and type of members covered. Fees are based on a per member per month fee applied to the number of eligible members. The rate is dependent upon the benefit designs and actuarially determined anticipated utilization of the customer’s covered members. We are responsible for the cost of the medical services provided to the members under these contracts.

We are in the process of terminating our at-risk managed care behavioral health contracts and do not plan to continue at-risk managed care contracting as part of our business.

Specialized temporary nurse staffing services (ProCare One Nurses)

Our acquisition of ProCare One Nurses (ProCare ), in June 2002, expanded our operations in health care services by entering into the specialized temporary nurse staffing industry. We provide an on-call, 24-hours per day, seven days a week, specialized temporary nurse staffing service to acute care hospitals with a focus on the labor & delivery, neonatal, ICU, and emergency room areas. The fees we receive for our services related to specialized temporary nurse staffing services are paid directly by our client acute care hospitals. Generally, temporary nurse-staffing fees are determined by the number of hours worked and are billed and paid on a weekly basis. Hourly rates vary based on the specialty of nurse required, day of the week, and time of shift to be filled. Fees are generally billed based on predetermined rates as specified in a fee schedule with the client acute care hospital. Revenues are recognized in the month in which services are rendered, at the estimated net realizable amounts.

We do not intend to pursue acquisitions or other investments related to our specialty nurse staffing business, which we deem not to be one of our core competencies. We will continue our efforts to improve ProCare’s operations and profitability. In addition, we will continue to explore strategic alternatives for our specialty nurse staffing business, which could include a sale of the business at a loss.

Operating expenses

In addition to the respective primary expense factors described below, other operating expenses generally incurred by each of our service groups include items such as training, continuing professional education and credentialing services, marketing costs and expenses, consulting, accounting and legal fees and expenses, employee recruitment and relocation expenses, rent, utilities, telecommunications costs and property taxes, as well as bad debt expense.

Contract management services (behavioral health services and physical rehabilitation services)

The primary factors affecting operating expenses for our contract management business in any period are the number of programs in operation in the period and the volume of patients at those locations. Operating expenses consist primarily of salaries and benefits paid to program management, clinicians, therapists and supporting personnel. Behavioral health programs managed by us generally have a program director that is usually a psychologist or a social worker, a community education manager and additional social workers or therapists as needed. Physical rehabilitation programs managed by us generally have a program director and additional clinical staff tailored to meet the needs of the program and the client hospital, which may include physical and occupational therapists, a speech pathologist, a social worker and other appropriate supporting personnel. In addition, for both types of programs we contract with a medical director on an independent contractor basis under which on-site administrative and clinical oversight services needed to administer the program are provided. The nursing staff is typically provided and employed by the hospital.

Patient services (behavioral health services)

Operating expenses for our behavioral health facilities are primarily comprised of the volume and mix of wage rates, including overtime, for clinical staff and nurses, as well as pharmacy and dietary supplies which are affected by the levels of patient census and acuity.

Employee assistance programs and managed behavioral health care services (EAP Services)

Operating expenses for our employee assistance programs and managed behavioral health care services are primarily comprised of medical claims from clinical providers and salaries and benefits for our clinical, operations and supporting personnel. Medical claims include payments to independent health care professionals providing services to the covered enrollees under the employee assistance programs and the managed care behavioral health contracts offered by us.

Specialized temporary nurse staffing services (ProCare One Nurses)

The primary factor affecting operating expenses for our specialized temporary nurse staffing business in any period is the number of shifts filled in the period and the mix of wage rates, including overtime, for the placed nurses. Operating expenses consist primarily of salaries and benefits paid to our nursing pool.

Results of operations

The following table sets forth for the fiscal years ended August 31, 2002, 2003 and 2004, and the three months ended November 30, 2003 and 2004, the percentage relationship to total revenues of certain costs, expenses and income.

	Fiscal year ended August 31,			Three months ended November 30,
	2002	2003	2004	2003	2004

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of services	76.3	78.1	76.9	77.3	75.5

Gross profit	23.7	21.9	23.1	22.7	24.5
Selling, general and administrative	11.3	11.2	11.1	11.6	11.1
Provision for (recovery of) doubtful accounts	0.2	(0.4)	0.4	(0.6)	1.6
Depreciation and amortization	2.0	1.5	1.6	1.6	1.7

Income from operations	10.2	9.6	10.0	10.1	10.1
Interest and other income (expense), net	(0.1)	(0.2)	(0.3)	(0.2)	(0.7)

Income before income taxes	10.1	9.4	9.7	9.9	9.4
Income tax provision	3.9	3.6	3.7	3.8	3.7

Net income	6.2%	5.8%	6.0%	6.1%	5.7%

Three months ended November 30, 2004 compared to the three months ended November 30, 2003

Revenue. Total revenue between the quarters increased $10.0 million or 23.9%. Revenue for behavioral health services increased approximately $9.9 million as a result of the acquisition of two freestanding behavioral health facilities and their related facilities and an increase in same store sales in our contract management service group. Physical rehabilitation services revenue increased approximately $200,000, primarily due to an increase in the average revenue per location as a result of the commencement of a significant contract. Revenue for ProCare increased $200,000 primarily due to an increase in the average revenue per shift. Additionally, revenue for other services decreased approximately $199,000 as a result of the phase out of our PsychScope Phase IV projects.

Behavioral health services

Revenue associated with behavioral health services, consisting of contract management of behavioral health programs and the operation of our freestanding behavioral health facilities, increased $9.9 million, or 50.6%, between the quarters. This increase was primarily attributable to the acquisitions of Michiana Behavioral Health Center effective April 1, 2004 and Poplar Springs Hospital effective June 1, 2004, which had revenues of $9.1 million during the quarter. Average behavioral health contract locations in operation was essentially level at 104 for the three months ended November 30, 2004 and 2003; however, same store sales increased 4.1% resulting in a $678,000 increase to revenue. The phase out of our consulting operations, which contributed $700,000 in revenue in the same quarter last year, was offset by increases at two significant contract locations, which commenced early in fiscal year 2004.

Physical rehabilitation services

Revenue associated with the contract management of physical rehabilitation services increased $200,000, or 4.2% between the quarters. This increase was primarily attributable to an increase in the average revenue per location of 16.5% from period to period, primarily as a result of the commencement of a significant contract in August 2004 and a retroactive revenue adjustment recorded for another contract location. This increase was partially offset by a decrease in the average number of physical rehabilitation locations in operation from 28.3 for the three months ended November 30, 2003 to 25.3 for the three months ended November 30, 2004.

EAP services

Revenue associated with employee assistance programs and managed behavioral services decreased by $21,000 or 0.2% between the quarters. There were no significant fluctuations in revenue.

ProCare One Nurses

Revenue associated with nurse staffing services increased $200,000, or 4.6% between the quarters. This increase is primarily attributable to an increase in the average revenue per shift, primarily as a result of an increase in the number of long-term assignments. This increase is partially offset by an overall decrease in the number of shifts worked between the quarters.

Other services

Revenue associated with other services decreased by $199,000 or 89.6% between the quarters. This decrease is primarily attributable to the phase out of the PsychScope Phase IV projects.

Cost of services. Total costs of services provided between the quarters increased $6.8 million, or 21.0%. This increase is primarily the result of cost of services associated with the acquisitions of Michiana Behavioral Health Center effective April 1, 2004 and Poplar Springs Hospital effective June 1, 2004, as well as increases in the number of long term assignments associated with our nurse staffing business. These increases were partially offset by decreases due to a decline in the number of physical rehabilitation services contract locations in operation and the phase out of the PsychScope Phase IV projects.

Behavioral health services

Cost of services provided associated with behavioral health services, consisting of the contract management of behavioral health programs and the operation of our freestanding behavioral health facilities, increased $7.3 million, or 57.1% between the quarters. This increase is primarily attributable to the cost of operations of Michiana Behavioral Health Center, acquired April 1, 2004, and Poplar Springs Hospital, acquired June 1, 2004, which were $7.1 million during the quarter. As a percent of revenue, gross profits decreased from 34.3% for the three months ended November 30, 2003 to 31.5% for the three months ended November 30, 2004.

Physical rehabilitation services

Cost of services provided associated with the contract management of physical rehabilitation services decreased by $400,000, or 10.9%, between the quarters. This decrease is primarily due to a decrease in operating expenses as a result of the decrease in the average number of locations in operation, from 28.3 for the three months ended November 30, 2003 to 25.3 for the three months ended November 30, 2004. As a percent of revenue, gross profit increased to 32.9% for the three months ended November 30, 2004 from 21.5% for the three months ended November 30, 2003.

EAP services

Cost of services provided associated with employee assistance programs and managed behavioral services was essentially level, on a net basis, at $11.7 million for the three months ended November 30, 2004 and 2003. When comparing the two periods there was a decrease of approximately $606,000 in salaries and benefits due to a 15.0% decrease in full-time equivalents as a result of the cost saving initiatives related to the upcoming termination of a significant contract as previously mentioned. This decrease was offset by an increase of approximately $674,000 in medical claims expense due to an increase in existing client utilization and costs per unit of service. As a percent of revenue, gross profits increased to 10.7% for the three months ended November 30, 2004 from 10.6% for the three months ended November 30, 2003.

ProCare One Nurses

Cost of services provided associated with specialized temporary nurse staffing services increased by $146,000, or 3.5%, between the quarters. This increase is primarily attributable to an increase in per diem travel expenses resulting from the rise in the number of long-term assignments. As a percent of revenue, gross profits increased to 10.7% for the three months ended November 30, 2004 from 9.8% for the three months ended November 30, 2003.

Other services

Cost of services provided associated with other services decreased by $184,000 or 100.0% between the quarters. This decrease is primarily attributable to the phase out of the PsychScope Phase IV projects.

Selling, general and administrative. Selling, general, and administrative expenses, on a net basis, increased $854,000, or 17.4%, between the quarters. This increase is primarily attributable to the salary and benefit expenses associated with the expansion of several support center departments including the additions of a dedicated acquisitions and development department and in-house legal counsel.

Provision for doubtful accounts. The provision for doubtful accounts was a net expense of $864,000 for the three months ended November 30, 2004, as compared to a net recovery of $267,000 for the three months ended November 30, 2003. The net expense for the three months ended November 30, 2004 is primarily the result of bad debt of $537,000 associated with the acquisition of Michiana Behavioral Hospital effective April 1, 2004 and Poplar Springs Hospital effective June 1, 2004. Also included in this expense are bad debt reserves recorded in the amount of $502,000 for two terminated contract locations and two contract locations still in operation in which collectability is uncertain. These expenses were partially offset by bad debt recoveries of $177,000. The net recovery for the three months ended November 30, 2003 was primarily the result of the recovery of amounts expensed in prior periods due to receiving payments related to old receivables in the amount of $323,000 for one contract location still in operation and $139,000 related to two contracts previously terminated. These recoveries were partially offset by bad debt reserves recorded for contract locations and physician receivables in which collectability was uncertain.

Depreciation and amortization. Depreciation and amortization expense increased approximately $225,000 or 34.0% between the quarters. An increase in depreciation expense of $281,000 is primarily due to the addition of the facilities associated with the acquisitions of Michiana Behavioral Health Center and Poplar Springs Hospital effective April 1, 2004 and June 1, 2004, respectively. This increase was partially offset by a decrease in contract amortization expense of approximately $45,000 associated with intangible assets that became fully amortized during the first quarter of the current fiscal year.

Interest and other income (expense), net. Interest expense, interest income and other income for the three months ended November 30, 2004 resulted in a net expense of $382,000 as compared to a net expense of $79,000 for the corresponding period in the prior fiscal year. This net change is primarily the result of an increase in interest expense of approximately $287,000 related to the increase in the weighted average principal balance outstanding under the credit facility between the periods. The weighted average outstanding credit facility balance for the three months ending November 30, 2004 was $38.9 million with an ending balance of $38.0 million. The weighted average outstanding credit facility balance for the corresponding period in the prior fiscal year was $12.2 million with an ending balance of $12.5 million.

Income tax expense. Income tax expense for the three months ended November 30, 2004 was $1.9 million representing an increase of $300,000, or 19.0%, as compared to income tax expense of $1.6 million for the three months ended November 30, 2003. The increase in income tax expense was largely due to a corresponding increase in pre-tax earnings. The effective tax rates for the three months ended November 30, 2004 and 2003 were 39.0% and 38.3%, respectively.

Fiscal year ended August 31, 2004 compared to fiscal year ended August 31, 2003

Revenue. Total revenue between the years increased $14.0 million, or 8.4%. Revenue for behavioral health services increased $13.7 million as a result of the acquisition of two freestanding behavioral health facilities and their related facilities, and an increase in the average revenue per location in our contract management service group. Physical rehabilitation services revenue increased $1.4 million, primarily due to an increase in the number of average locations in operation. Revenue for EAP services increased $4.0 million as a result of additional revenues associated with the acquisitions of Integrated Insights and EAP International. Revenue for ProCare decreased $3.5 million as a result of a significant industry-wide decline in the number of temporary nurse placements between the periods. Additionally, revenue for other services decreased $1.5 million as a result of the phase out of our PsychScope Phase IV projects.

Behavioral health services

Revenue associated with behavioral health services consisting of contract management of behavioral health programs and the operation of our freestanding behavioral health facilities increased $13.7 million, or 17.9% between the years. This increase was primarily attributable to the acquisitions of Michiana Behavioral Health Center effective April 1, 2004, and Poplar Springs Hospital effective June 1, 2004, which had revenues of $4.3 million and $5.7 million, respectively, during the period. The remaining increase is a result of a 5.1% increase in average revenue per contract location primarily due to the recognition of approximately $700,000 in revenue generated by a significant consulting project, and the commencement of two significant contracts.

Physical rehabilitation services

Revenue associated with the contract management of physical rehabilitation services increased $1.4 million, or 8.0% between the years. This increase was primarily attributable to an increase in the average number of physical rehabilitation locations in operation from 22.4 for the fiscal year ended August 31, 2003 to 27.3 for the fiscal year ended August 31, 2004. This increase was partially offset by a decrease in the average revenue per location of 11.7% from year to year.

EAP services

Revenue associated with employee assistance programs and managed behavioral services increased by $4.0 million, or 8.1% between the years. A $4.8 million increase was primarily attributable to the acquisitions of EAP International and Integrated Insights, which were consummated in fiscal year 2003. This increase was partially offset by a decrease of approximately $500,000 as the result of the termination of the “at-risk” portion of a significant managed care contract on August 31, 2003.

ProCare One Nurses

Revenue associated with nurse staffing services decreased $3.5 million, or 15.8% between the years. This decrease is primarily attributable to a comparable decline in the number of nursing shifts worked during the period.

Other services

Revenue associated with other services decreased by $1.5 million, or 81.0% between the years. This decrease is primarily attributable to the phase out of the PsychScope Phase IV projects.

Cost of services. Total cost of services provided increased $8.8 million, or 6.8% between the years. This increase is primarily attributable to the cost of operations associated with the acquisitions of Michiana Behavioral Health Center and Poplar Springs Hospital, and the inclusion for a full fiscal year for EAP International and Integrated Insights. In addition, increases in the average number of physical rehabilitation contract locations in operation and the commencement of a significant number of new physical rehabilitation programs, as well as a new behavioral health contract location, resulted in increases to cost of services. These increases were partially offset by decreases attributable to the decline in nursing shifts worked in our specialized temporary nurse staffing services, the termination of one significant managed care contract, and the phase out of the PsychScope Phase IV projects. As a percent of revenue, gross profits increased to 23.1% for the fiscal year ended August 31, 2004 from 21.9% for the fiscal year ended August 31, 2003.

Behavioral health services

Cost of services provided associated with the contract management of mental health programs and the behavioral health care facilities increased $8.8 million, or 17.2%, between the years. This increase was primarily attributable to the cost of operations of Michiana Behavioral Health Center, acquired April 1, 2004, and Poplar Springs Hospital, acquired June 1, 2004. In addition, while average behavioral health contract locations in operation remained level between years, significant expenses, related specifically to one new program, increased the average cost of services per behavioral health contract location in operation. As a percent of revenue, gross profits increased to 33.8% for the fiscal year ended August 31, 2004 from 33.4% for the fiscal year ended August 31, 2003.

Physical rehabilitation services

Cost of services provided associated with the contract management of physical rehabilitation services increased by $1.2 million, or 9.5%, between the years. This increase was primarily due to an increase in the average number of physical rehabilitation locations in operation, from 22.4 for the fiscal year ended August 31, 2003, to 27.3 for the fiscal year ended August 31, 2004, as well as a rise in salary and benefits costs per full time equivalent employee between the periods. As a percent of revenue, gross profits decreased from 25.1% for the fiscal year ended August 31, 2003 to 24.1% for the fiscal year ended August 31, 2004.

EAP services

Cost of services provided associated with employee assistance programs and managed behavioral services increased by $2.9 million or 6.5% between the years. An increase of $3.8 million is the result of the full year inclusion of the EAP International and Integrated Insights acquisitions. This increase is offset by a $1.2 million decrease in medical claims costs that is attributable to the termination of a significant managed care contract on December 31, 2002. As a percent of revenue, gross profits increased to 9.3% for the fiscal year ended August 31, 2004 from 7.9% for the fiscal year ended August 31, 2003 primarily as a result of cost controls, accretive acquisitions, as well as favorable renegotiated rate adjustments included in a significant managed care contract.

ProCare One Nurses

Cost of services provided associated with specialized temporary nurse staffing services decreased by $2.8 million, or 14.1%, between the years. Salaries and benefits for the fiscal year ended August 31, 2004 were $15.8 million representing a decrease of $2.8 million, or 14.8%, as compared to salaries and benefits of $18.6 million for the fiscal year ended August 31, 2003. This decrease is primarily attributable to the decline in the number of nursing shifts worked between the periods. As a percent of revenue, gross profits decreased to 8.3% for the fiscal year ended August 31, 2004 from 10.1% for the fiscal year ended August 31, 2003.

Other services

Costs of services provided associated with other services decreased by $1.2 million, or 82.5%, between the years. This decrease is primarily attributable to the phase out of the PsychScope Phase IV projects.

Selling, general and administrative. Total selling, general, and administrative expenses, increased $1.2 million, or 6.3%, between the years. Salaries and benefits increased $374,000 due to expenses associated with the expansion of several support center departments including the additions of a dedicated acquisitions and development department and in-house legal counsel. Auditing, accounting and consulting fees increased $259,000 primarily due to the costs associated with Sarbanes-Oxley compliance. An increase of approximately $159,000 was a result of certain benefit accruals being included in cost of services in prior fiscal periods. Credit facility loan fees increased $413,000 due to increasing the credit facility in August 2003 and May 2004. An increase of $196,000 is due to increased marketing efforts and corporate identity development. Travel increased $105,000 primarily due to the costs associated with our acquisition endeavors, such as the acquisitions of Michiana Behavioral Health Center and Poplar Springs Hospital. These increases are partially offset by a decrease of $189,000 in legal expenses, a portion of which is attributable to the HIPAA compliance efforts undertaken in the prior fiscal year, and a $162,000 decrease in rent as a result of our purchase of the building used as the National Support Center effective July 31, 2003.

Provision for doubtful accounts. The provision for doubtful accounts was a net expense of $810,000 for the fiscal year ended August 31, 2004, as compared to a net recovery of $615,000 for the fiscal year ended August 31, 2003, a change of $1.4 million. The net expense for the fiscal year ended August 31, 2004 is primarily the result of bad debt associated with the acquisition of Michiana Behavioral Hospital effective April 1, 2004 and Poplar Springs Hospital effective June 1, 2004. An additional increase to this expense was a result of our recording accrued liabilities related to bankruptcy preferential payment claims by two behavioral health contract locations and a client of the nurse staffing services group which are currently in bankruptcy proceedings. The liabilities relate to payments received by us within 90 days of the client hospitals filing for bankruptcy. If we are not successful in our defense of these claims, the monies will be required to be repaid to the bankruptcy estate. In addition, bad debt provisions were recorded for contract locations in which collectability is uncertain. The net recovery for the fiscal year ended August 31, 2003 was a result of the recovery of approximately $720,000, of which $601,000 was recorded as bad debt recovery for a hospital that declared bankruptcy in 1998.

Depreciation and amortization. Depreciation and amortization expense increased $343,000 or 13.3% between the years. An increase in depreciation expense of $117,000 is primarily related to the purchase of the National Support Center building in July 2003. A $345,000 increase in depreciation is due to the addition of the facilities associated with the Michiana Behavioral Health Center and Poplar Springs Hospital effective April 1, 2004 and June 1, 2004, respectively. Contract amortization increased $243,000 as a result of an increase in intangible assets associated with the June 30, 2003 acquisition of Integrated Insights. This increase was partially offset by a decrease in amortization expense of $300,000 associated with intangible assets that were fully amortized during the prior fiscal year.

Interest and other income (expense), net. Interest expense, interest income and other income for the fiscal year ended August 31, 2004 was a net expense of $634,000 as compared to a net expense of $296,000 for the prior fiscal year. Interest expense increased approximately $279,000 as a result of an $8.1 million increase in the weighted average principal balance outstanding under the credit facility between the periods, as well as a decrease in interest and other income of $59,000 between the periods. The increase in the weighted average principal balance outstanding is due to borrowings related to the acquisition of Michiana Behavioral Health Center and Poplar Springs Hospital in the amounts of $6.2 million and $29.7 million, respectively.

Income tax expense. Income tax expense for fiscal year 2004 was $6.7 million representing an increase of $700,000 or 11.7%, as compared to income tax expense of $6.0 million for the prior fiscal year. The increase in income tax expense was largely due to a corresponding increase in pre-tax earnings. The effective tax rate for fiscal years 2004 and 2003 was 38.4% and 38.7%, respectively.

Fiscal year ended August 31, 2003 compared to fiscal year ended August 31, 2002

Revenue. Total revenue increased $22.6 million, or 15.7%, to $166.3 million for the fiscal year ended August 31, 2003, as compared to $143.7 million for the fiscal year ended August 31, 2002. This increase is primarily attributable to: (1) a full year of temporary nurse staffing service revenue as a result of the acquisition of ProCare, effective June 13, 2002, (2) EAP Services’

acquisitions of EAP International, effective November 1, 2002, and Integrated Insights on July 1, 2003, and (3) a full year of revenue for a significant EAP Services’ managed care contract which commenced April 1, 2002. Physical rehabilitation services also experienced an increase in revenue due to an increase in the number of average locations in operation and in the average revenue per location. The increases were partially offset by a decrease in behavioral health services revenue resulting from a decrease in the average number of locations in operation.

Behavioral health services

Revenue associated with the contract management of behavioral health programs decreased by $4.5 million, or 5.5%, to $76.7 million for the fiscal year ended August 31, 2003, as compared to $81.2 million for the fiscal year ended August 31, 2002. This decrease was primarily attributable to the decline in the average number of behavioral health contract locations in operation from 112.9 for the fiscal year ended August 31, 2002 to 105.7 for the fiscal year ended August 31, 2003, as well as a decrease in psychiatric partial hospitalization programs in operation from 31 for the fiscal year ended August 31, 2002 to 25 for the fiscal year ended August 31, 2003.

Physical rehabilitation services

Revenue associated with the contract management of physical rehabilitation services increased by $2.3 million, or 15.2%, to $17.4 million for the fiscal year ended August 31, 2003, as compared to $15.1 million for the fiscal year ended August 31, 2002. This increase was primarily attributable to the increase in the average number of physical rehabilitation contract locations in operation from 20.7 for the fiscal year ended August 31, 2002 to 22.4 for the fiscal year ended August 31, 2003, as well as a 6.5% increase in average revenue per location.

EAP services

Revenue associated with the employee assistance program and managed behavioral health care services increased by $7.8 million, or 19.2%, to $48.5 million for the fiscal year ended August 31, 2003, as compared to $40.7 million for the fiscal year ended August 31, 2002. Increases of $4.7 million and $800,000, respectively, were attributable to the acquisition of EAP International on November 1, 2002 and Integrated Insights on July 1, 2003. A $5.5 million increase resulted from the commencement of a significant managed care contract on April 1, 2002. These increases were partially offset by a decrease of $3.3 million attributable to the termination of a significant managed care contract on December 31, 2002.

ProCare One Nurses

Revenue associated with specialized temporary nurse staffing services was $22.2 million for the fiscal year ended August 31, 2003, as compared to $5.3 million for the fiscal year ended August 31, 2002. We entered into this service group with the acquisition of ProCare effective June 13, 2002.

Other services

Revenue associated with other services increased by $300,000, or 19.0%, to $1.9 million for the fiscal year ended August 31, 2003, as compared to $1.6 million for the fiscal year ended August 31, 2002. This increase is primarily attributable to a higher level of PsychScope Phase IV project activity.

Cost of services. Total cost of services provided increased $20.1 million, or 18.4%, between the years. This increase is primarily attributable to the increased operations resulting from the acquisitions of EAP International and Integrated Insights, and the first full year of operations for ProCare One Nurses. Our physical rehabilitation contract management service group also experienced a rise in costs as a result of its increase in the average number of locations in operation. These increases were partially offset by a decrease in cost of services in our behavioral health contract management service group resulting from the decrease in the average number of locations in operation. As a net result, and also due to change in the percentage of differing margins of the business mix, as a percent of revenue, gross profits decreased to 21.9% for the fiscal year ended August 31, 2003 from 23.7% for the fiscal year ended August 31, 2002.

Behavioral health services

Cost of services provided associated with the contract management of behavioral health programs decreased by $4.4 million, or 7.9%, between the years. This decrease was primarily attributable to the decline in the average number of program locations in operation. As a percent of revenue, gross profits increased to 33.4% for the fiscal year ended August 31, 2003 from 31.7% for the fiscal year ended August 31, 2002.

Physical rehabilitation services

Cost of services provided associated with the contract management of physical rehabilitation services increased by $1.8 million, or 16.5%, between the years. This increase was primarily due to a rise in salary and benefits costs per full time equivalent employee between the periods and an increase of full time equivalent employees necessary to staff several newly opened unit locations, as reflected in the increase in the average number of locations in operation. As a percent of revenue, gross profits decreased to 25.1% for the fiscal year ended August 31, 2003 from 26.2% for the fiscal year ended August 31, 2002.

EAP services

Cost of services provided associated with employee assistance programs and managed behavioral services increased by $8.1 million, or 22.3%, between the years. A $3.5 million increase was attributable to a net increase in medical claims expense associated with the addition of the managed behavioral health care contract described above. An additional $4.2 million increase was the result of the acquisitions of EAP International and Integrated Insights. A $1.0 million increase in the medical claims expense was the result of an increase in existing client utilization and costs per unit of service. As a percent of revenue, gross profits decreased to 7.9% for the fiscal year ended August 31, 2003 from 10.1% for the fiscal year ended August 31, 2002.

ProCare One Nurses

Cost of services provided associated with specialized temporary nurse staffing services was $19.9 million for the fiscal year ended August 31, 2003, as compared to $4.7 million for the fiscal year ended August 31, 2002, primarily due to the fiscal year ended August 31, 2003 being our first full year of operations in this service group. As a percent of revenue, gross profits were 10.1% for the fiscal year ended August 31, 2003 as compared to 11.0% for the 2.6 months included in the fiscal year ended August 31, 2002.

Other services

Cost of services provided associated with other services decreased by $500,000, or 26.3%, between the years. This compares to $2.0 million for the fiscal year ended August 31, 2002, which included higher costs associated with Phase IV PsychScope projects.

Selling, general and administrative. Total selling, general, and administrative expenses, on a net basis, increased $2.3 million, or 14.3%, between year-to-date periods. Salaries, wages and benefits increased approximately $700,000, or 7.5%, for the fiscal year ended August 31, 2003 as compared to the fiscal year ended August 31, 2002. Commissions increased $320,000 over the same period primarily due to an increase in new contract signings for physical rehabilitation services, as well as a significant new contract for behavioral health services. Legal fees and legal settlements (net) increased approximately $710,000 when compared to the same period last year. Primary reasons for this increase include compliance efforts related to HIPAA as well as an increase in estimates for actual and projected legal claims and settlements and related expenses that were and/or may be incurred related to the current fiscal year.

Provision for doubtful accounts. The provision for doubtful accounts expense for the fiscal year ended August 31, 2003 was a net recovery of $615,000 representing a decrease of $909,000 as compared to a net expense of $294,000 for the fiscal year ended August 31, 2002. The net recovery is primarily the result of receiving payments related to old receivables, net of legal costs, for amounts expensed in prior periods. This includes the complete recovery of $720,324 in a receivable from a hospital that declared bankruptcy in 1998 of which $600,727 was recorded as a bad debt recovery.

Depreciation and amortization. Depreciation and amortization expenses for the fiscal year ended August 31, 2003 were $2.6 million representing a decrease of $200,000 or 7.1% as compared to depreciation and amortization expense of $2.8 million for the fiscal year ended August 31, 2002. As a result of our limited capital expenditure requirements, depreciation associated with the acquisition of our National Support Center and other assets acquired during the period did not exceed a reduction in depreciation associated with items becoming fully depreciated, thereby resulting in the decrease.

Interest and other income (expense), net. Interest expense, interest income and other income for the fiscal year ended August 31, 2003 was a net expense of $296,000 as compared to $110,000 in net expense for the fiscal year ended August 31, 2002. This net change is primarily the result of an increase in interest expense of $168,000 related to the increase in the weighted average principal balance outstanding under the credit facility between the periods. The weighted average outstanding credit facility balance for the the fiscal year ended August 31, 2003 was $10.3 million with an ending balance of $14.0 million. The weighed average outstanding credit facility balance for the corresponding period in the prior fiscal year was $5.1 million with an ending balance of $10.0 million.

Income tax expense. Income tax expense for fiscal year 2003 was $6.0 million representing an increase of $400,000 or 7.1%, as compared to income tax expense of $5.6 million for the prior fiscal year. The increase in income tax expense was largely due to a corresponding increase in pre-tax earnings. The effective tax rate for both fiscal years 2003 and 2002 was 38.7%.

Newly issued accounting standards

See note 1, “Organization”, under the caption “Basis of Presentation and New Accounting Standards,” in the notes to our unaudited consolidated financial statements incorporated by reference in the accompanying prospectus from the November 2004 10-Q Report for a discussion of newly issued accounting standards.

Sarbanes-Oxley and related compliance

The Sarbanes-Oxley Act of 2002, which became law in July 2002 requires changes in certain of our corporate governance practices. In addition, related rules have been made by the Securities and Exchange Commission and Nasdaq. These new rules and regulations will increase our legal and financial compliance costs, and make some activities more difficult, time consuming and/or costly. These new rules and regulations are expected to make it more expensive to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members for our board of directors, particularly to serve on our audit committee, and qualified executive officers. Additional costs related to compliance with the new requirements of Sarbanes-Oxley Rule Section 404 are expected for the remainder of the fiscal year ending August 31, 2005 and in future fiscal periods.

Our initiatives to comply with Section 404 of the Sarbanes-Oxley Act and related regulations regarding management’s required assessment of our internal control over financial reporting and the independent auditors’ attestation of that assessment has required, and continues to require, the commitment of significant financial and managerial resources. In part to prepare for compliance with Section 404, as well as to generally improve our internal control environment, we have undertaken substantial measures, including among other things, projects to strengthen both our accounting and information technology systems, including initiatives related to recent acquisitions. These projects, which represent both operational and compliance risks, require significant resources and must be completed in a timely manner in order to enable us to comply with the Section 404 requirements. Although management believes that ongoing efforts to improve our internal control over financial reporting will enable management to provide the required report, and our independent auditors to provide the required attestation, under Section 404 as of August 31, 2005, we can give no assurance that such efforts will be completed on a timely and successful basis to enable management and independent auditors to provide the required report and attestation. Moreover, because of the new and changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to disclosure and governance practices.

Liquidity and capital resources

We believe that our future cash flows from operations, along with cash and cash equivalents of $1.9 million at November 30, 2004, and our revolving credit facility of $90 million will be sufficient to cover operating cash requirements over the next 12 months. In addition, our revolving credit facility has an accordion feature allowing additional increases in our borrowings up to an aggregate of $120 million upon our request, subject to satisfaction of certain conditions. Our cash flows from operations were $1.6 million for the three months ended November 30, 2004, and $12.4 million for the fiscal year ended August 31, 2004. At November 30, 2004, $44.7 million of our revolving credit facility was available to us after letter of credit obligations. Our cash flows from operations were $12.4 million for the fiscal year ended August 31, 2004, $13.5 million for the fiscal year ended August 31, 2003, and $14.1 million for the fiscal year ended August 31, 2002. As a result of our strong and consistent cash flows generated from operations, our significant amount of available funds under the existing credit facility, and our relatively low capital expenditure requirements, including legal and financial compliance costs with new governmental regulatory requirements, we expect to be able to continue to fund operating cash requirements. See note 8, “Long-Term Debt” to the notes to our audited consolidated financial statements incorporated by reference in the accompanying prospectus from the 2004 10-K Report for a general discussion, including a summary, of certain material provisions of our revolving credit facility agreement which does not purport to be complete, and is subject to, and qualified in its entirety by reference to, our revolving credit facility and amendments thereto previously filed with the Securities and Exchange Commission and incorporated by reference in the accompanying prospectus.

Cash outlays for property and equipment purchases in the normal course of business totaled approximately $386,000 for the three months ended November 30, 2004. Cash outlays for property and equipment purchases in the ordinary course of business totaled approximately $1.8 million for the fiscal year ended August 31, 2004. During the second quarter of fiscal year 2004, we purchased the land and building located on the lot adjacent to our National Support Center located in Lewisville, Texas for approximately $450,000. Property and equipment expenditures for fiscal years ended August 31, 2003 and 2002 were approximately $4.9 million and $727,000, respectively. Of the $4.9 million related to fiscal year ended August 31, 2003 property and equipment expenditures, $4.4 million was attributable to the purchase of our National Support Center located in Lewisville, Texas, which occurred effective July 31, 2003. We anticipate our property and equipment expenditures for the remainder of the fiscal year ending August 31, 2005 to be approximately $1.5 million, subject to increase due to additional acquisitions.

On April 1, 2004 we expended cash of approximately $6.2 million for the purchase of the assets of Michiana Behavioral Health Center. See note 5, “Acquisitions” in the notes to our audited consolidated financial statements incorporated by reference in the accompanying prospectus from the 2004 10-K Report.

On June 1, 2004 we acquired the assets of PSH Acquisition Corporation d/b/a Poplar Springs Hospital. The purchase price was approximately $29.7 million, which was financed by borrowings from our credit facility. The purchase agreement also provides for additional variable payments in future years based on the future performance of the facilities. See note 5, “Acquisitions” in the notes to our audited consolidated financial statements incorporated by reference in the accompanying prospectus from the 2004 10-K Report.

We intend to continue to fund acquisition activity using the balance currently available under the credit facility and if necessary, will seek to further increase the facility size by exercising the accordion expansion feature.

We did not repurchase any shares of our common stock during the three months ended November 30, 2004. We purchased $1.2 million of our common stock during the fiscal year ended August 31, 2004. Under our revolving credit facility, we may repurchase up to $7.5 million of our common stock in the period beginning August 29, 2003 through the maturity of the revolving credit facility, which is May 31, 2006. On October 7, 2002, our board of directors authorized the repurchase of up to 800,000 shares of our common stock. As of November 30, 2004, we had repurchased a total of 704,908 shares out of the 800,000 share authorization, which remains in effect.

The following table provides aggregate information as of August 31, 2004, about our material contractual payment obligations and the fiscal year in which these payments are due:

	Payments due in fiscal year
	Total	2005	2006	2007	2008	2009 & thereafter	Other
Long term debt obligations (1)	$40,000,000	$—	$4,000,000	$16,000,000	$20,000,000	$—	$—
Interest on long term debt (2)	4,416,400	1,448,000	1,448,000	1,086,000	434,400	—	—
Commitment fees-long term debt (3)	377,563	215,750	161,813	—	—	—	—
Operating lease obligations (4)	5,284,831	1,650,959	1,265,479	891,877	835,357	641,159	—
Other contracts obligations (5)	538,813	214,620	106,584	106,584	106,584	4,441	—
Other long term liabilities (6)	1,100,386	—	—	—	—	—	1,100,386

	$51,717,993	$3,529,329	$6,981,876	$18,084,461	$21,376,341	$645,600	$1,100,386

(1)	At August 31, 2004, we had outstanding borrowings of $40.0 million related to our revolving credit facility. We will be required to begin making principal payments on the revolving credit facility beginning August 31, 2006, based on outstanding borrowings at June 1, 2006, as described in note 8 in the notes to our audited consolidated financial statements incorporated by reference in the accompanying prospectus from the 2004 10-K Report. The principal payments will be made in eight installments consisting of (a) seven quarterly installments (representing 10% of the outstanding balance at June 1, 2006) beginning August 31, 2006 through February 28, 2008 and (b) the final installment which will be made upon the revolving credit facility termination date of May 31, 2008. This final payment will represent the aggregate amount equal to the loans outstanding. The long-term debt principal payments reflected in the table above assume that the $40.0 million in borrowings at August 31, 2004 remains constant through June 1, 2006. However, the amounts reflected above could change significantly, as the actual payments will ultimately be based on the outstanding borrowings at June 1, 2006.
(2)	Projected interest payments reported in the table above were calculated based on outstanding debt of $40.0 million at an interest rate of 3.62% which represents the weighted average interest rate of our debt at August 31, 2004. Actual interest payments will differ, possibly significantly, as it cannot be assumed that outstanding borrowings will remain at $40.0 million. In addition, future interest payments will be affected by changes in interest rate levels over time, as well as our basis point spread over the base rate as affected by our debt leverage.
(3)	Projected commitment fee payments relate to a 0.5% fee paid on the unused portion of our $90.0 revolving credit facility. At August 31, 2004 we had $40.0 million in borrowings outstanding under the revolving credit facility. The unused portion is also reduced by approximately $6.9 million relating to various letters of credit expected to be in place during the periods. The revolving credit facility expires on May 31, 2006, at which time it converts to a two-year amortizing term loan with a final maturity date of May 31, 2008.
(4)	We lease various office facilities and equipment under operating leases, as described in note 13 in the notes to our audited consolidated financial statements incorporated by reference in the accompanying prospectus from the 2004 10-K Report The table above reflects payments through the end of the lease terms currently in place. The significant leases (payments in excess of $100,000 annually) included in the table above have the following terms: (a) Lake Mary, Florida, approximately $52,400 per month, will terminate on January 31, 2006, (b) Winter Park, Florida, approximately $13,500 per month, will terminate on May 31, 2006, (c) Nashville, Tennessee, approximately $11,400 per month, will terminate on April 30, 2008, (d) Denver, Colorado, approximately $11,700 per month, will terminate on June 29, 2008, (e) San Diego, California, approximately $21,100 per month, will terminate on June 30, 2009, and (f) Blue Bell, Pennsylvania, approximately $27,100 per month, will terminate on October 31, 2009.
(5)	Through one of our acquired hospital facilities, we have entered into a contract for the provision of education services related to our residential treatment center. This contract will terminate on May 31, 2005 and has payments due of $12,004 monthly. Through our contract management of behavioral health care, we have a contract that has a fixed payment factor of $8,882 monthly and a variable component, which is not quantified as it is based on services utilized. This contract will terminate on September 14, 2008.
(6)	$1,100,386 of the $1,570,386 in Other Non-Current Liabilities reflected on our balance sheet is included in this table to reflect future payments obligations associated with workers compensation and the long-term portion of the employees’ vacation accrual. We have reflected these payments under “other”, as the timing of these future payments is dependent on the actual processing of the claims and when an employee takes vacation beyond the amount recorded in the current portion of the vacation accrual in our financial statements. The remaining $470,000 is a non-contractual contingency reserve.

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which we cannot reasonably predict the amount(s) or timing of future payments, if any. See note 13, “Commitments and Contingencies” in the notes to our audited consolidated financial statements incorporated by reference in the accompanying prospectus from the 2004 10-K Report.

Inflation

Our multi-year contracts, which typically include our management contracts and behavioral health contracts, generally provide for annual adjustments in our fees based upon various inflation indexes, thus mitigating the effect of inflation. During the periods described herein, inflation has had no significant effect on our business.

Critical accounting policies and estimates

This discussion should be read in conjunction with note 2, “Significant Accounting Policies and Estimates” in the notes to our audited consolidated financial statements incorporated by reference in the accompanying prospectus from the 2004 10-K Report which describes in more detail our significant accounting policies and estimates.

The consolidated financial statements and accompanying notes incorporated herein have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, with the exception of our adoption of FAS 141 and FAS 142 effective September 1, 2001, as described in note 10, “Goodwill and Other Intangible Assets” in the notes to our audited consolidated financial statements incorporated by reference in the accompanying prospectus from the 2004 10-K Report. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Our senior management and independent auditor have discussed the critical accounting estimates with our audit committee.

We continually evaluate our accounting policies and the estimates we use to prepare the consolidated financial statements. In general, the estimates are based on historical experience, on information from third party professionals and on various other sources and assumptions that are believed to be reasonable under the facts and circumstances. Management considers an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made, and

•	changes in the estimate, or the use of different estimating methods that could have been selected, could have a material impact on our consolidated results of operations or financial condition.

The following presents information about our most critical accounting estimates.

Allowances for doubtful accounts: We maintain allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowance are amounts past due, in dispute, or a client which we believe might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, we increase the allowances for doubtful accounts by recording additional expense. Legal fees expended in the pursuit of the outstanding amounts are considered “recovered” prior to the reversal of any previously written off bad debt.

The primary collection risk with regard to patient receivables associated with our behavioral health facilities lies with uninsured patient accounts or patient accounts whereby the primary insurance carrier has paid the amounts covered by the applicable agreement, but the portion of the amount that is the patient’s responsibility (primarily deductibles and co-payments) remains outstanding. We estimate the allowance for doubtful accounts primarily based upon the age of the patients accounts receivable, the patients’ economic ability to pay and the effectiveness of historical collection efforts. We continually monitor our accounts receivable balances and utilize cash collection data to support our estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on our results of operations and cash flows.

Allowance for contractual discounts: With regard to our behavioral health facilities, the Medicare and Medicaid regulations are complex and various managed care contracts may include multiple reimbursement mechanisms for different types of services provided and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. We estimate the allowance for contractual discounts on a payor-specific basis given our interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursements are often subject to interpretation that could result in payments that differ from our estimates in the near term. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by management.

Medical claims: Medical claims payable represent the liability for health care claims reported but not yet paid and claims incurred but not yet reported (IBNR) related to our managed behavioral health care business. The IBNR portion of medical claims payable is estimated based upon authorized health care services, past claims payment experience for member groups, enrollment data, utilization statistics and other factors using both accounting and actuarial methodologies. Although variability is inherent in such estimates, management believes the recorded liability for medical claims payable is adequate. Medical claims payable balances are monitored and reviewed monthly and actuarially certified, by an independent third party actuarial firm, on an annual basis. Changes in assumptions for care costs caused by changes in actual or expected experience could cause these estimates to change significantly. Reserves for these liabilities at August 31, 2004 and 2003 were $2.5 million and $2.8 million, respectively. A 10% increase in the assumed utilization of health care services would reduce net income by $1.4 million after tax on an annualized basis. This charge would impact our EAP Services group.

Goodwill and intangible assets: Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired, net of liabilities assumed. Intangibles consist of the separately identifiable intangibles, such as contract valuations, non-competes and trade names. At August 31, 2004 goodwill and intangible assets represented 60% of total assets and exceeded in amount our net worth. Contract valuations represent the fair value of management contracts and service contracts purchased and are being amortized using the straight–line method over seven years. Other intangibles are being amortized over their expected useful lives. Per the provisions of SFAS No. 142, we perform an annual goodwill impairment review, for each business service group as defined in note 10, “Goodwill and Other Intangible Assets” in the notes to our audited consolidated financial statements incorporated by reference in the accompanying prospectus from the 2004 Form 10-K Report, in the third quarter of each fiscal year or when events or changes in circumstances indicate the carrying value may not be recoverable. Indicators we consider important which could trigger an impairment review include, without limitation, (i) significant under-performance or loss of key contracts acquired in an acquisition relative to expected historical or projected future operating results; (ii) significant changes in the manner or use of the acquired assets or the strategy of our overall business; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; (v) a significant decline in our stock price for a sustained period; and (vi) regulatory changes. In assessing the recoverability of our goodwill and intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The fair value of the asset could be different using different estimating methods and assumptions in these valuation techniques resulting in a possible impairment of the intangible assets and/or goodwill, or alternatively an acceleration in amortization expense may result. An impairment charge would reduce operating income in the period it was determined that the charge was needed. As a result of the May 31, 2004 impairment testing, no impairment adjustments were deemed necessary.

SFAS 142 discontinued the amortization of goodwill and generally requires that goodwill impairment be tested annually using a two-step process. The first step is to identify a potential impairment. The second step measures the amount of the impairment loss, if any. However, intangible assets with indefinite lives are to be tested for impairment using a one-step process that compares the fair value to the carrying amount of the asset. Because of the significance of the identified intangible assets and goodwill to our consolidated balance sheet, annual or interim impairment analyses are important. Changes in key assumptions about the business and its prospects, or changes in market conditions or other external factors, could result in an impairment charge and such a charge could have a material adverse effect on our financial condition and results of operations. We elected to conduct the annual impairment testing during our fiscal year third quarter. As a result of the May 31, 2004 impairment testing, no impairment adjustments were deemed necessary. However, consistent with nurse staffing industry trends, revenues for our reportable segment ProCare have declined 18.9% for the nine months ended May 31, 2004 compared to the same period in the prior year. Operating margins have remained level at 7.6% primarily due to cost containment measures implemented by us. While not expected, should revenues continue to decline and additional cost containment not be feasible, an impairment charge possibly could be incurred. We are evaluating various strategic alternatives as to our specialty staffing business.

Reserves for employee health and workers compensation benefits: These reserves represent accruals for estimated claims incurred, but unpaid or not reported. The accruals are based on a number of factors including historical experience, industry trends and recent claims history and are subject to ongoing revision as conditions might change and as new data may be presented. In estimating the liability for claims, we obtain an estimate from an independent third party actuarial firm, which calculates an estimate using historical experiences and estimates of claim costs as well as numerous assumptions regarding factors relevant to the derivation of an estimate of future claim costs. Reserves for employee health benefits at August 31, 2004 and 2003 were $942,606 and $1,066,314, respectively. The reserve was lower at August 31, 2004 due to more timely payment of claims as a result of the change in the third-party administrator. Reserves for workers compensation at August 31, 2004 and 2003 were $894,649 and $695,171, respectively. The increase in the reserve is primarily due to the increase in our employee base and the increase in our deductible. Reserve estimates are expected values of the amounts required to pay claims reported or incurred through August 31, 2004 and include a reasonable additional reserve to account for a possible adverse deviation from the expected values estimated.

Self insurance reserves: This reserve represents an accrual for certain general and professional liability claims filed and for claims incurred, but not reported. Estimates of the aggregate or portions of claims pursuant to our self-insurance retentions, and liability for uninsured claims incurred are determined by using actuarial assumptions followed in the insurance industry and historical experience. In estimating the liability for claims, we utilize an estimate from an independent third party actuarial firm, which calculates an estimate using historical experiences and estimates of claim costs as well as numerous assumptions regarding factors relevant to the derivation of an estimate of future claim costs. Reserves for these liabilities at August 31, 2004 and 2003 were $883,493 and $1,086,000, respectively. Reserve estimates are expected values of the amounts required to pay claims reported or incurred through the end of the respective period.

Business

General overview

Horizon Health Corporation is a leading contract manager and a provider of behavioral health and physical rehabilitation services in the United States. We are (i) the largest contract manager of behavioral health clinical programs and second largest contract manager of physical rehabilitation clinical programs offered by acute care hospitals in the U.S., (ii) an owner/operator of freestanding behavioral health facilities providing behavioral health care for children, adolescents and adults, and (iii) a provider of employee assistance programs (EAPs) and behavioral health care administrative services primarily to employers.

At November 30, 2004, we managed behavioral health programs at 108 contract locations and physical rehabilitation programs at 31 contract locations, and our client hospitals were located in 36 states and the District of Columbia. We also had 1,164 contracts to provide EAPs and managed behavioral health services covering in excess of 3.6 million lives.

Since early 2004, we have focused our growth strategy on acquisitions, by purchase, lease and joint venture, of freestanding behavioral health facilities and have successfully completed the acquisition of three behavioral health facilities and associated treatment facilities. We currently own and/or operate:

•	Michiana Behavioral Health Center, an 80-licensed bed behavioral health facility located in Plymouth, Indiana, which we acquired on April 1, 2004;

•	Poplar Springs Hospital, a behavioral health facility and four associated treatment facilities with a combined total of 187-licensed beds located in north central Virginia, which we acquired on June 1, 2004; and

•	Laurelwood Hospital, a 160-licensed bed behavioral health facility located in Willoughby, Ohio, a suburb of Cleveland, which we leased effective January 1, 2005, pursuant to a long-term lease agreement.

Recent developments

On February 23, 2005, we began the reorganization of our EAP Services group to focus the business on EAP contracts. We are terminating all the fixed fee (at-risk) managed care behavioral health contracts of the EAP Services group. The reorganization will also involve (i) the centralization of most of the business functions of the EAP Services group in Lewisville, Texas, where our National Support Center is located, (ii) personnel changes and reductions, and (iii) office relocations. We expect the reorganization to be completed by August 31, 2005.

On February 9, 2005, we announced that we entered into a letter of intent to form a joint venture with Friends Hospital, a 501(c)(3) charitable organization. The joint venture will own and operate the Friends Hospital facility, a 192-licensed bed behavioral health facility and a 26-licensed bed adult residential treatment center located in Philadelphia, Pennsylvania. The letter of intent contemplates that Horizon Health will own 80% and Friends will own 20% of the joint venture. The formation of the joint venture is subject to a number of conditions, any of which may not be satisfied, including the negotiation of a definitive joint venture agreement between the parties and the approval of the Pennsylvania Attorney General.

Effective January 1, 2005, we entered into a long-term lease agreement for Laurelwood Hospital, a 160-licensed bed behavioral health facility located in Willoughby, Ohio, a suburb of Cleveland.

Our industry

As a provider of behavioral health and physical rehabilitation services, our revenues and growth are affected by trends and developments in health care spending. CMS estimated that in 2004 total health care expenditures in the U.S. would grow by 7.2% to $1.8 trillion. It projected that total health care spending in the U.S. will grow by 7.2% annually from 2004 through 2013. According to these estimates, health care expenditures will increase by nearly $1.6 trillion in the next decade and, by 2013, will account for approximately $3.4 trillion, or 18.4% of the U.S. gross domestic product.

Demographic considerations also affect long-term growth projections for health care spending. According to the U.S. Census Bureau, there are approximately 36 million Americans aged 65 or older in the U.S. today, who comprise approximately 12.4% of the total U.S. population. By the year 2030, the number of Americans aged 65 or older is expected to almost double to 71.5 million, or 19.6%, of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years or older is also expected to almost double from 4.9 million in 2004 to 9.6 million by the year 2030.

We believe that rising projected health care expenditures and longer life expectancy of the population will place increased pressure on health care providers to find innovative, efficient means of delivering health care services. Continued spending pressure will encourage efficiency by directing patients toward lower cost settings such as our behavioral health, physical rehabilitation and EAPs.

Behavioral health services

We estimate that approximately $100 billion is spent on behavioral health care annually in the U.S., and that one out of every five individuals, including children and adolescents, in the U.S. suffers from a diagnosable mental disorder in a given year. Based on recent U.S. Census Bureau estimates, these figures translate into approximately 60 million Americans. In addition, four of the ten leading causes of disability in the U.S. are mental disorders.

During the 1990s, the behavioral health care industry experienced a significant contraction following a long period of growth. Between 1990 and 1999, nearly 300 inpatient behavioral health facilities, accounting for over 40% of available beds, were closed. The reduction was largely driven by third party payors who decreased reimbursement, implemented more stringent admission criteria and decreased the authorized length of stay. We believe this reduced capacity has resulted in an underserved patient population.

We believe that reduced capacity, coupled with mental health parity legislation providing for greater access to mental health services, has resulted in favorable industry fundamentals. According to the National Association of Psychiatric Health Systems, behavioral health care providers have recently benefitted from increased admissions, stabilized reimbursement rates and stabilized lengths of stay.

The behavioral health care industry is extremely fragmented with only a few large national providers. We estimate there are approximately 2,000 Medicare-certified behavioral health psychiatric units and behavioral health facilities in the U.S. Approximately three-quarters of these facilities are units located within an acute care hospital, with the remaining quarter composed mostly of freestanding behavioral health facilities. Approximately one-half of the freestanding behavioral health facilities in the U.S. are owned by government agencies on the state level, and a large number are owned by not-for-profit organizations.

Contract management services

Hospitals and other health care providers had experienced a decrease in the number of inpatient days per admission over the past decade. The growth of managed care and its focus on cost control has encouraged health care providers to provide quality care at the lowest cost possible. While generally less aggressive than managed care, Medicare and Medicaid incentives have also driven declines in inpatient days per admission. In many cases, patients are treated initially in the higher cost, acute care hospital setting; after their condition has stabilized, they are either moved to a lower cost facility, such as a skilled nursing unit, or are discharged to their home. Thus, while hospital inpatient admissions have continued to grow, the number of inpatient days per admission has declined. According to the American Hospital Association, the aggregate number of inpatient days declined at an annual rate of 2.9%, from 215.9 million in 1993 to 165.3 million in 2002.

Many health care providers are increasingly seeking to outsource a broad range of services through contracts with product line managers. Outsourcing allows health care providers to take advantage of the specialized expertise of contract managers, enabling health care administrators to concentrate on their core businesses, such as facility and nurse management. Continued reimbursement pressures under managed care and Medicare have driven health care providers to look for additional sources of revenue. As constraints on overhead and operating costs have increased and manpower has been reduced, outsourcing has become more important in order to maintain a focus in a specialty niche, increase patient volumes and provide services at a lower cost while maintaining high quality standards.

Of the approximately 5,000 hospitals in the U.S., we estimate 1,200 operate inpatient acute rehabilitation units, of which we estimate approximately 200 currently outsource management services to contract managers such as Horizon Health. We believe that as the reimbursement system becomes more complex in the inpatient rehabilitation environment, our physical rehabilitation services group will be well positioned for growth. Additionally, we believe there is an opportunity for internal growth to the extent that many of the 1,000 hospitals currently operating their own inpatient acute rehabilitation units reevaluate the efficiency of their operations and consider outsourcing management services.

EAP services

As health care costs continue to rise, employers and health plans are increasingly focused on driving down health care costs. With medical costs on the rise, employers are frustrated with the impact health care is having on their profit margins and the additional financial burden being placed on their employees through increased premiums, co-pays, coinsurance and deductibles. Self-insured employers are more proactive in their management of health care costs and increasingly view EAP as a meaningful, immediate and effective solution to their health care problems.

Our competitive strengths

We believe the following competitive strengths will enable us to successfully grow our core competencies of behavioral health and physical rehabilitation services and increase our profitability:

A leading provider of behavioral health and physical rehabilitation contract management services

We are the largest contract manager of behavioral health clinical programs and second largest contract manager of physical rehabilitation clinical programs offered by acute care hospitals in the U.S. We believe our leading position provides us with a significant advantage in marketing our services to prospective clients and attracting and retaining employees, and yields several economies of scale.

Strong reputation and recognized expertise

We believe we are uniquely positioned to compete successfully in the behavioral health care industry as a result of our 24-year operating history, reputation, management expertise and proprietary outcomes measurement system. Our proprietary CQI+ Outcomes Measurement System provides us and our acute care hospital clients with a valuable tool to analyze patient outcomes measurement data. We believe our reputation and expertise have allowed us to retain many of our management contracts on a long-term basis. For the fiscal year ended August 31, 2004, our management contract retention rate was 88%.

Focused acquisition strategy

We have successfully utilized acquisitions to strengthen and enhance our core competencies. Since April 1, 2004, we have successfully completed the acquisitions of three behavioral health facilities and associated treatment facilities. Our acquisition criteria and methodology include: (i) focusing on acquisitions that are accretive to our earnings, (ii) assessing the ability to successfully integrate the acquired facility into our operations over a short period of time, (iii) carefully reviewing the facility’s operations and systems, and (iv) developing a strategic plan to improve the operating performance of the acquired facility.

History of strong financial condition and growth in earnings per share

We generate consistent cash flow, have low capital expenditure requirements (other than acquisitions) and actively manage working capital. We have maintained low levels of debt while increasing cash flows, funding capital expenditure requirements and recent acquisitions through cash flows from operations and our revolving credit facility. For the five fiscal years ended August 31, 2004, our earnings per share grew at a compound annual rate of 15%.

Experienced management team

Our senior management team has substantial experience in the health care industry. James Ken Newman, our Chairman, President and Chief Executive Officer, is a founder of Horizon Health and has over 35 years of experience in the health care industry. Our senior management team has established a vast network of relationships in the for-profit and not-for-profit hospital sectors that provide unique opportunities for contract growth and acquisition opportunities. Our senior management team operates as a cohesive, complementary group and has extensive operating knowledge of the industry and understanding of the regulatory environment in which we operate.

Our business strategy

We intend to pursue the following growth strategies:

Expand contract management services

We intend to focus future growth, both internally and through acquisitions, in the areas of behavioral health services and physical rehabilitation services. We expect to enhance growth of our contract management businesses by:

•	Broadening our array of clinical health services. We intend to focus on developing inpatient behavioral health and physical rehabilitation programs in communities where they are needed and to develop alternatives to inpatient hospitalization in order to ensure that each patient’s treatment regimen utilizes clinical resources effectively. We believe that acute care hospitals need to be able to offer a broad array of health care services in order to respond to the changing demands of governmental payors, managed care companies and other third-party payors.

•	Emphasizing behavioral health programs for the elderly. We intend to continue to emphasize the area of behavioral health programs for the elderly (geropsychiatric programs). At November 30, 2004, approximately 63.4% of the behavioral health treatment programs we managed were geropsychiatric programs. Many elderly patients with short-term behavioral illnesses also have physical problems that make the general acute care hospital environment the most appropriate site for their care.

Emphasize same-facility growth within our owned/operated behavioral health facilities

We intend to increase our same-facility growth within our owned/operated behavioral health facilities by:

•	building relationships that enhance our presence in local and regional markets;

•	developing formal marketing initiatives and expanding referral networks;

•	increasing admissions;

•	negotiating appropriate price increases; and

•	achieving improved operating efficiencies.

Selectively pursue acquisitions of freestanding behavioral health facilities

The behavioral health care industry is extremely fragmented with only a few large national providers. We plan to pursue the acquisition of three to four freestanding behavioral health facilities per year. We believe we can successfully integrate these facilities, improve facility operations and expand the breadth of services offered by these facilities. We believe our 24-year operating history of focusing on behavioral health care as well as our existing relationships within the not-for-profit health care services sector provide us with advantages in identifying potential acquisition candidates.

Expand EAP Services business

We are positioning our EAP Services group as a nationally integrated EAP organization to better service and market to a growing regional and national customer base, for stronger market identification, and to achieve operating efficiencies. We will continue to offer an array of EAP products to corporate clients and self-funded employer groups. We do not plan to make further investments in our at-risk managed care business as we do not consider it to be a part of our core competencies.

Services by service group

Behavioral health services

Behavioral health contract management services

We believe that there continues to be a viable market for behavioral health contract management services provided to acute care hospitals. We believe the hospital based clinical service delivery system for the behavioral health programs we manage is a cost efficient and effective model competitive with other forms of delivery systems in the marketplace. Acute care hospitals outsource key clinical departments to independent contract management companies for several reasons, including: (i) the expertise necessary for the development, management and operation of specialized clinical programs differs from that necessary for traditional medical/surgical services, (ii) acute care hospitals often lack access to the skilled professionals and support staff needed to operate specialized clinical programs, (iii) acute care hospitals often lack expertise in community education activities required to support specialized clinical programs, and (iv) acute care hospitals often lack expertise necessary to design and operate specialized clinical programs that satisfy regulatory, licensing, accreditation and reimbursement requirements.

A focus of ours is developing behavioral health programs to accommodate the use of managed care methods for pre-approval reviews of behavioral health treatment services and the use of alternatives to inpatient hospitalization in order to ensure that each patient’s treatment regimen utilizes clinical resources effectively. We believe that acute care hospitals need to be able to offer a broad array of behavioral health care services in order to develop or participate in integrated delivery systems responsive to the changing demands of governmental payors, managed care companies and other third-party payors. Acute care hospitals are able to provide their mix of behavioral health patients (as to age, acuity, comorbidity, etc.) with needed medical and surgical care on-site. Furthermore, acute care hospitals are eligible to receive reimbursement under the Medicaid program for behavioral health care provided to Medicaid-eligible adults, unlike freestanding behavioral health facilities, which are not presently eligible.

We believe we are uniquely positioned to capitalize on an increased demand for behavioral health contract management services as a result of our demonstrated industry expertise and our proprietary outcomes measurement system. In addition, we believe our position as the leading contract manager (based on number of contract locations) of behavioral health programs provides us with a significant advantage in marketing our services to prospective clients and attracting and retaining employees and yields several economies of scale.

We have the expertise to manage a broad range of clinical behavioral health programs, including geropsychiatric, general adult, substance abuse and child and adolescent programs. The programs use a treatment team concept, with the admitting physician, team psychologist, social workers, nurses, therapists and counselors coordinating each phase of therapy. The programs include crisis intervention, individual therapy, group and family therapy, recreational therapy, occupational therapy, lifestyle education, social services and substance abuse counseling. Family involvement is encouraged. Each treatment program is individually tailored as much as practicable to meet the needs of the patients, the client hospital, physicians and payor groups.

We intend to continue to emphasize the area of behavioral health programs for the elderly (geropsychiatric programs). At November 30, 2004, approximately 63.4% of the behavioral health treatment programs we managed were geropsychiatric programs. Many elderly patients with short-term behavioral illness also have physical problems that make the general acute care hospital environment the most appropriate site for their care. Subject to certain regulatory maximum limitations on reimbursement amounts, the Medicare program formerly reimbursed acute care hospitals for their cost of providing these services, which included our management fee as well as allocated overhead costs to the facility, and also allows reimbursement for partial hospitalization on a specified fee for service basis that facilitates the ability to treat patients in the most cost-effective environment. We have developed particular expertise in developing specialized behavioral health programs for the elderly, in operating such programs, and in assisting acute care hospitals in receiving approval for inpatient programs as distinct part units to qualify for reimbursement under Medicare. Approval of an inpatient program as a distinct part unit is significant to client acute care hospitals because services provided in distinct part units are exempt from predetermined reimbursement rates. As discussed below, a prospective payment system has been adopted for inpatient behavioral health services.

The contract management fees we receive for our services are paid directly by our client acute care hospitals. The client acute care hospitals receive reimbursement for the clinical services provided to patients of the programs managed by us under either the Medicare or Medicaid programs or from insurers, self-funded benefit plans or other third-party payors for the services. As a result, the availability and amount of such reimbursements, which are subject to change, impacts the decisions of acute care hospitals regarding whether to offer behavioral health services pursuant to our management contracts, as well as the decisions whether to renew such contracts and the amount of fees to be paid thereunder. See “Medicare and Medicaid: reimbursement for services” elsewhere herein for a further discussion of funding methods, and recent changes in them.

At November 30, 2004, we managed behavioral health programs at 108 contract locations and physical rehabilitation programs at 31 contract locations, and our client hospitals were located in 36 states and the District of Columbia.

Our management contract clients are primarily small to medium sized acute care hospitals often located in rural areas, but also include some large tertiary acute care hospitals. At November 30, 2004, approximately 80% of our management contracts were with community or religious based not-for-profit acute care hospitals. The remaining contracts were with proprietary and nonproprietary for-profit acute care hospitals.

Behavioral health care facilities

We own an 80-licensed bed freestanding behavioral health facility in Plymouth, Indiana that provides behavioral health programs for children, adolescents and adults. In the north central Virginia region we own a 132-licensed bed acute adult and adolescent facility (that also offers residential treatment), a 36-licensed bed youth development center that offers residential treatment care, a 60-student special educational program and an 8-licensed bed adolescent boys group home. Additionally, in the same region, we lease a 11-licensed bed female adolescent residential care facility and an intensive adolescent and adult outpatient service center. We lease a 160-licensed bed behavioral health facility in Willoughby, Ohio, which offers inpatient and outpatient behavioral health services to children, adolescents and adults. The lease agreement has an initial term of 15 years, and we have an option to extend the lease agreement for an additional 15-year term.

Through these owned and leased behavioral health care facilities, we offer a wide range of behavioral health care services for children, adolescents and adults. The facilities work closely with behavioral health professionals, including licensed professional counselors, therapists and social workers, psychiatrists, physicians, emergency rooms, law enforcement and community agencies that interact with individuals who may need treatment for behavioral illness or substance abuse. The facilities have mobile assessment teams who travel to prospective clients in order to assess their condition and determine if they meet criteria for inpatient care. Those clients not meeting criteria for inpatient care may qualify for outpatient care or a less intensive level of care also provided by the facilities.

Through the diversity of programming and levels of care available, the patient can receive a seamless treatment experience from acute care to residential long-term care to group home living to outpatient treatment. This seamless care system provides the continuity of care needed to step the patient down and allow the patient to develop and use successful coping skills and treatment interventions to sustain long-term treatment success. Treatment modalities include comprehensive assessment, multidisciplinary treatment planning including the patient and family, group, individual and family therapy services, medical and dental services, educational services, recreational services, and discharge planning services. Specialized interventions such as skills training include basic daily living skills, social skills, work/school adaptation skills and symptom management skills. Collateral consultations are provided to significant others such as family members, teachers, employers and other professionals when needed to help the patient successfully reintegrate back into his/her world.

Acute inpatient hospitalization is the most intensive level of care offered and typically involves 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist, and intensive, highly coordinated treatment by a physician-led team of behavioral health professionals. Every patient admitted to acute care is assessed by a medical doctor within 24 hours of admission. Patients admitted to the acute care hospitals also receive comprehensive nursing and psychosocial assessments within 24 to 72 hours of admission. Oversight and management of patients’ medication is performed by licensed psychiatrists on staff at the facility, and individual, family, and group therapy is performed by licensed counselors as appropriate to the patients’ assessed needs. Education regarding their illness is also provided by trained medical health professionals.

Our residential treatment care programs provide longer-term treatment programs for children and adolescents with long-standing behavioral health problems. Twenty-four hour observation and care is provided in the residential treatment care programs, along with individualized therapy that usually consists of one-on-one sessions with a licensed counselor, as well as process and rehabilitation group therapy. Another key component of the treatment of children and adolescents is family therapy. Participation of the child’s or adolescent’s immediate family is strongly encouraged in order to heighten the chance of success once the resident is discharged. Medications for residents are managed by licensed, often board-certified, psychiatrists while they remain at the inpatient facility. Our residential treatment care programs also provide academic programs by certified teachers to children and adolescent residents. These programs are individualized for each resident based on analysis by the teacher upon admission. Upon discharge of the resident, academic reports are forwarded to the resident’s school. Specialized programs for children and adolescents in the residential treatment care programs include programs for sexually reactive children, sex offenders, reactive attachments disorders and clients who are developmentally delayed with a behavioral component. The residential treatment care programs often receive out-of-state referrals to their programs due to the lack of specialized programs for these disorders within the referral’s own state.

Physical rehabilitation services

Our acquisition of Specialty Healthcare Management, Inc. in August 1997 expanded our operations to include the contract management of physical rehabilitation programs. We believe that many of the same factors that drive demand for contract management of behavioral health programs are also applicable to physical rehabilitation programs. We provide contract management services for a full range of physical rehabilitation services. In addition to acute physical therapy and rehabilitation services, we also provide contract management for skilled nursing services and outpatient rehabilitation programs.

Acute rehabilitation units are specialized programs that incorporate a variety of treatments and services aimed at improving an individual’s functional level following a disabling illness or traumatic injury. The treatment program is led by a physician and provided by an interdisciplinary team of health care professionals including physical, speech, occupational and recreational therapists, rehabilitation nurses and social workers. We tailor an acute rehabilitation program for a health care facility to satisfy unmet community and medical staff needs, while maximizing utilization of the facility.

Outpatient rehabilitation serves as an adjunct to inpatient physical therapy and rehabilitation programs. Outpatient rehabilitation services are dominated by the treatment of sports and work related injuries, but also provide the continuum of rehabilitative care necessary to meet the medical needs of a post-acute care patient following a disabling illness or traumatic injury. Pressure from payors to move inpatients to the lowest-cost appropriate treatment setting has helped stimulate growth in outpatient rehabilitation services.

EAP services

We contract with employers to provide employee assistance programs to their employees. An EAP is a program that is designed to assist employees and their dependents with resolution of behavioral conditions or other personal concerns. It is considered that having an EAP will result in more productivity from employees. Employers usually provide an EAP as a benefit at no cost to employees. Under an EAP, staff or network providers provide assessment and referral services to employee beneficiaries and their dependents. These services consist of evaluating a beneficiary’s needs and, if indicated, providing limited counseling and/or identifying an appropriate provider, treatment facility or other resource for more intensive treatment services. For our EAP services, we are usually paid a specified fee per month per employee based on the range and breadth of services provided to the employer, which may include work life services, and the method(s) in which those services are provided.

We frequently provide training to employer personnel for identifying troubled employees. Often an employer will refer an employee for consultation after observing a change in work performance. We believe that such early identification and resolution of productivity problems can frequently minimize the likelihood that the problem will develop into a serious debilitating event requiring extensive treatment. Our EAP services can include a comprehensive array of work life information and referral sources if desired by the employer. Modes of access to services include traditional face-to-face sessions as well as HorizOnline, an internet based EAP program, and HorizonCare, a telephonic based EAP program, all of which focus on providing consultation and resource services to assist employees and their families in achieving personal and professional success and emotional well-being. Through several acquisitions, as described in note 5, “Acquisitions” in the notes to our audited consolidated financial statements incorporated by reference in the accompanying prospectus from the 2004 Form 10-K Report, we have expanded our service offerings, including the ability to conduct EAP business in the State of California, through the acquisition of a limited Knox-Keene license.

We also contract with self-insured employers, insurance companies and health maintenance organizations (HMOs) to provide the administrative services only for managed behavioral health care component of the general health plans offered by such entities. We are in the process of terminating our at-risk managed care behavioral health contracts and do not plan to continue at-risk managed care contracting as a part of our business.

The EAP services are provided primarily through a network of independent providers that have contracted with us to provide such services. We reimburse the independent network professionals and institutions on a negotiated fee-for-service basis. The clinical providers represent a broad range of treatment and case management specialties and are qualified to respond to the complete continuum of behavioral health concerns, pediatric to geriatric. The clinical providers include psychiatrists, nurses, psychologists, social workers, and other related behavioral health personnel. We believe that our relationships with health care providers and our expertise in the provision of behavioral health care services provide us with the capability to establish, operate and manage the network of health care professionals necessary to economically and adequately furnish such services.

Specialized temporary nurse staffing services

Our acquisition of ProCare in June 2002 expanded our operations to include temporary nurse staffing. We focus on providing specialized nurses (primarily labor & delivery, neo-natal, emergency room and intensive care) to acute care hospitals. We provide our specialized temporary nurse staffing services on an on-call, 24-hours per day, seven days a week, basis. We provide a solution to acute care hospitals for short term staffing needs resulting from increases in the number of patients, increases in patient acuity, or the unavailability of their own staff.

The specialized temporary nurse staffing industry is expected to grow due to a chronic staffing shortage. The staffing shortfall is primarily caused by an aging workforce, a declining number of new entrants into the profession, an increased demand for health care professionals and in some locales, regulatory mandated nurse-staffing levels. A key driver for us to be successful in this business service group is our ability to continue to attract and retain a large supply of highly qualified and experienced nurses. The staffing shortage and an increased demand by hospitals are causing the hourly rates paid to nurses to rise and is increasing the costs of recruiting an adequate supply of nurses. As an industry practice, when a hospital experiences a staffing shortage, it may call on one of many staffing companies to fill the position. Typically the first contacted staffing company to call the hospital back with a qualified, available nurse will have the opportunity to fill the open position.

We do not intend to pursue acquisitions or other investments related to our specialty nurse staffing business, which we do not deem to be in our core competencies. We will continue to explore strategic alternatives for our specialty nurse staffing business, which could include a sale of the business at a loss.

Operations

Management contracts

We operate our behavioral health management contract business through a regional structure that includes management personnel officed in the regional territories and in our National Support Center in the Dallas suburb of Lewisville, Texas. The structure is designed to maintain our key operating employees in direct contact with clients. Each region is under the supervision of a vice president who in turn supervises regional directors, each of whom has direct responsibility over eight to 12 behavioral health management contract locations. Other regional personnel include clinical and other specialists, who are available to provide assistance to the local programs and client hospital personnel. Our physical rehabilitation management contracts are also operated in a regional organizational manner.

We provide our management services under contracts with client acute care hospitals. Each contract is tailored to address the specific needs of the client hospital and its community. We and the client hospital determine the programs and services to be offered by the hospital and managed by us. At any location, these may consist of one or more treatment programs offering inpatient, partial hospitalization, outpatient services, and also other specialized services. Under the management contracts, the hospital is the actual provider of the behavioral health or physical rehabilitation services and utilizes its own facilities (including beds for inpatient programs), its own support services (such as billing, dietary and housekeeping), and frequently its own nursing staff for the operation of the treatment programs with us providing operating and clinical expertise through our onsite management staff. While the treatment programs subject to each of the management contracts is tailored to the specific needs of the client hospital, substantially all of the management contracts contain certain non-compete and confidentiality provisions. In addition, the management contracts typically prohibit the client hospital from soliciting the employment of our employees during the contract term and for a specified period thereafter.

The management contracts generally have a term of three to five years, although some contracts have shorter or longer terms. Contracts are frequently renewed or amended prior to their stated expiration date. As of August 31, 2004, 2003 and 2002, we had successfully retained 88%, 82% and 83%, respectively, of the management contracts in existence at the beginning of the respective fiscal year. Some contracts are terminated prior to their stated expiration date by mutual agreement of the parties or pursuant to early termination provisions included in the contract. Our experience is that the most frequent reasons why the client acute care hospitals do not renew a contract is that the hospital desires to manage the program itself, the economic viability of the program has changed resulting in the hospital closing the program or a change in hospital administration has occurred that results in a philosophical change regarding the use of contract managers.

Under each contract, we receive a fee for our services paid by the client hospital. The management fee may be a variable fee related in part to patient volumes (census, admissions or discharges) at the program, a fixed fee with reimbursement for specified direct program costs, or a combination of these structures. The management fee is frequently subject to periodic adjustments as a result of changes in a relevant price index or other economic factors. A significant number of our management contracts require us to refund some or all of our fee if either Medicare reimbursement for services provided to patients of the programs is denied or the fee paid to us is denied as a reimbursable cost. During the last three fiscal years we have not refunded any significant amount of our fees in relation to such denials.

Program development

We assist in the development of each clinical program as requested by the client hospital, including such matters as licensing, accreditation, certificate of need approvals and Medicare certification. We also develop and implement community education awareness plans and development plans for the clinical programs to be offered by the hospital. Each program is marketed locally in the name of the client hospital with an emphasis on the hospital addressing the needs of the local community. Our name is not used and our role is not publicly emphasized in the operation of the clinical programs offered by our client acute care hospitals. The medical staff of the client hospital admits each patient. Charges for treatment services provided to the patients of the programs accrue directly to and are billed by the client hospital and/or treating physician.

We also develop and maintain standardized clinical, operating and administrative policy and procedure manuals, conduct initial and ongoing staff training and education, and implement quality assurance and ethical and regulatory compliance procedures. Each local program director receives ongoing support from the regional support staff and the National Support Center staff in areas including recruiting, finance, reimbursement, referral development, marketing, quality assurance and regulatory compliance.

Each operating region is responsible for training new employees, including formalized instruction and on-the-job training. Continuing education programs are also provided to employees. In addition, we have a centralized orientation program for new program directors and other program management personnel, an annual leadership conference for all program directors and other program personnel, and an on-going comprehensive ethics compliance plan.

Program staffing

Behavioral health programs managed by us generally have a program director that is usually a psychologist, an advance degreed nurse or a social worker and additional social workers or therapists as needed. Many programs also include a nurse manager, a community education manager or a clinical assessment coordinator. Physical rehabilitation programs managed by us generally have a program director, and additional clinical staff tailored to meet the needs of the specific hospital program, which may include physical and occupational therapists, speech pathologists, social workers and other appropriate supporting personnel.

In addition, for behavioral health and physical rehabilitation programs, we contract with a medical director on an independent contractor basis under which on-site administrative services for medical oversight of the program are provided. These contracts generally include nondisclosure, non-solicitation and non-competition covenants pursuant to which the medical director agrees not to solicit our employees for specified periods, disclose our confidential information or render certain administrative or management services within specified time periods and geographic areas to any enterprise in competition with us or the programs we manage.

Except for the nursing staff, which is typically provided and employed by the hospital, the other program personnel are usually employees of ours. Our management contracts typically contain non-solicitation covenants whereby the hospital agrees not to solicit or otherwise employ any of our employees for specified periods.

Program education and referral development

The treatment programs we manage are a service provided by the general acute care hospital client. Most patients are referred by the client hospital’s medical staff or result from relationships that the client hospital has in the community. Many contract locations have a community education manager employed by us who works with a community awareness and referral development committee consisting of hospital and our personnel to educate physicians, other health professionals and nursing homes in the community of the treatment programs that are available at the client hospital, to which they can direct patients. The community education manager also designs and offers community educational programs regarding various health issues.

Internal audits

We have established a clinical internal audit process for the behavioral health and physical rehabilitation programs we manage. Our regional behavioral health clinical specialists review, as a part of the ongoing operations, the services and clinical documentation of the treatment programs for compliance with client hospital, federal, state and our company standards. The clinical auditor typically reviews medical records, clinical and operating procedures, staffing, marketing programs, etc. and conducts interviews with physicians, referral sources and client hospital staff members and frequently patients and/or their families.

We also have a quality audit department that is independent from contract clinical and operations staff. The corporate auditors periodically visit all contract locations. Results of the quality audits are reported directly to the senior management, independent from the operating organizations.

CQI+ Outcomes Measurement System

We began offering our proprietary CQI+ Outcomes Measurement System in 1994. The CQI+ System provides a qualitative and quantitative tool for behavioral health programs to evaluate the clinical effectiveness of treatment and to make adjustments in the programs in order to improve quality and appropriateness of care. The CQI+ Outcomes Measurement System provides outcome information regarding the effectiveness of a hospital’s behavioral health programs. The availability of such information enables a hospital to demonstrate to third-party payors whether patients are improving as a result of the treatment provided, to refine its clinical treatment programs to improve the effectiveness of care provided and to demonstrate the benefits of its programs to patients and providers. The CQI+ System also provides us with a valuable tool for demonstrating clinical results of the behavioral health programs managed by us and for marketing our management services to other acute care hospitals. We provide outcome measurement services to acute care hospital-based programs as well as freestanding behavioral health facilities. Our CQI+ System is included on the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) list of acceptable ORYX outcome measurement systems. We are committed to meeting the requirements as established by JCAHO.

As of August 31, 2004, 52 of our behavioral health management contracts included the CQI+ System and there were an additional 63 stand-alone contracts, which includes 10 contracts for programs under development. Since offering the CQI+ System, we have compiled a proprietary database containing de-identified patient outcome measurement data on approximately 131,000 patients. Sample data is typically collected from randomly selected patients at admission, discharge and 90 to 180 days after discharge. Quarterly outcome reports include a summary of patient characteristics and outcome measures. We train and supervise on-site personnel to ensure the collection of accurate outcome measurement data. With the continued emphasis on enhancing patient care, accountability and the JCAHO accreditation requirement, we believe that our CQI+ System is an important component of the behavioral health services we provide.

Administration

Our employees at our National Support Center provide company-wide support in finance, human resources, information technology, physician and program director recruitment, clinical compliance, risk management, auditing, and other administrative and executive services.

Sales and marketing

We conduct direct sales activities for our behavioral health and physical rehabilitation contract management businesses. We compile information from numerous databases, as well as other sources and referrals, to identify prospective clients. We have developed profiles of approximately 5,000 acute care hospitals in the United States, with numerous clinical, operating, and financial characteristics for each hospital. Potential clients include acute care hospitals without existing behavioral health, physical rehabilitation or other programs as well as acute care hospitals with existing programs of which we could assume management. A select list of high priority candidates from these hospital profiles is systematically targeted based on criteria strategically formulated to identify acute care hospitals that are the most likely to need our services. This strategic approach allows us to maximize our resources in a more focused manner in order to achieve the goal of increased sales. Once identified, an internal telemarketing system is in place to contact and qualify the potential clients. A vice president of development, who typically acts as the point person on the sales team, then contacts the prospective clients and, where appropriate, presents a detailed proposal to key decision-makers. The proposal often contains detailed operating and financial projections of the proposed programs. We work with the potential client to develop contract terms responsive to the client’s specific needs. The typical sales cycle for a management contract is approximately six to nine months. Operations and clinical management also participate in and support the sales process. We believe we have opportunity to cross-sell a range of services to client acute care hospitals and are pursuing such opportunities as a part of our business strategy.

The local and regional community education and marketing is led by clinical and business development representatives at each of our behavioral health care programs and facilities. These individuals manage relationships among a variety of referral sources and potential referral sources in their respective communities.

Our EAP Services group markets employee assistance programs to employers both directly and through qualified brokers. We assess the individualized behavioral health benefit needs of the employees and propose to the employer the appropriate EAP.

Our ProCare service group markets specialized temporary nurse-staffing services to acute care hospitals primarily in California and Michigan. The operating management and certain staff in each office participate in marketing to acute care hospitals in their area to obtain contracts. The short-term and travel placements are marketed by a staff that matches each opportunity with a qualified nurse from our portfolio of nurses who are available and meet the hospital’s required qualifications.

Competition

The health care industry is highly competitive and subject to continual changes in the method in which services are provided and the types of companies providing such services. We compete with several national competitors and many regional and local competitors, some of which have greater resources than us. In addition, acute care hospitals could elect to manage their own behavioral health or physical rehabilitation programs.

Competition among contract managers for hospital-based behavioral health and physical rehabilitation programs is generally based upon reputation for quality, price, the ability to provide financial and other benefits for the hospital, and the management, operational and clinical expertise necessary to enable the hospital to offer behavioral health and physical rehabilitation programs that provide the full continuum of behavioral health and physical rehabilitation services in a quality and cost-effective manner. The pressure to reduce health care expenditures has strengthened the need to manage the appropriateness of behavioral health and physical rehabilitation services provided to patients. As a result, competitors without substantive management experience covering the various levels of the continuum of behavioral health and physical rehabilitation services may not be able to compete successfully. We believe that our reputation and management expertise will enable us to compete successfully in this rapidly changing market.

In addition, acute care hospitals offering behavioral health and physical rehabilitation programs managed by us compete for patients with other providers of behavioral health care services, including other acute care hospitals, freestanding behavioral health facilities, independent psychiatrists and psychologists, and with other providers of physical rehabilitation services, including other acute care hospitals, freestanding rehabilitation facilities and outpatient facilities.

The freestanding behavioral health facilities we own/operate compete with other for-profit and not-for-profit freestanding providers, as well as behavioral health units operated within acute care hospitals. Freestanding behavioral health facilities generally provide a broader array of behavioral health services than those offered in acute care hospitals. Children and adolescent services, in particular, are more readily available in freestanding behavioral health facilities. Service lines of freestanding behavioral health facilities include a continuum of care ranging from intensive inpatient crisis intervention, longer-term residential treatment, group homes and intensive outpatient services for children, adolescents and adults.

The dynamics of health care, particularly behavioral health care, are as unique as the local market area in which they are provided. In addition, the behavioral health care marketplace is somewhat fragmented, and no individual national behavioral health care hospital chain enjoys a significant presence in any specific geographic market area.

The employee assistance program marketplace includes three large national providers who control over half of the market. The balance of the market is highly fragmented. Competitors in the EAP business consist of organizations from medium size and regional operations to small local providers. The primary factors affecting competition in the EAP business are the range and quality of services provided, the ease of access to the services and price. In addition, customers frequently require of EAP providers sophisticated data that provides information regarding clinical utilization and outcomes, patient and provider satisfaction, administrative performance and other performance related information.

In the temporary nurse staffing business, we compete with acute care hospitals, nursing homes, clinics, physicians’ offices and other staffing companies for the services of registered and other nurses. Registered nurses, especially those with specialized skills, are in limited supply and there can be no assurance that we will be able to attract a sufficient number of registered nurses for our growing needs. We have direct competition from local, regional and national staffing companies when recruiting nurses. Nurses may have special training, or a preference to work in a specific service area of the hospital, that may narrow their general availability to work assignments.

Competition among specialized temporary nurse staffing companies is generally based on the quality of the nurses provided, availability to fill shifts, responsiveness and price. Acute care facilities require qualified nurses to fill staff vacancies and to allow for flexibility and efficiency due to change in the number of patients being treated and their acuity. A hospital’s success is predicated, in part, on the ability to staff quality nurses.

Customers

We have no individual customer comprising 10% or more of our consolidated revenue or on which our overall operations or financial results are substantially dependent. See “General overview” herein for the number of contract locations served as of November 30, 2004 and other related information.

Employees

At January 31, 2005, we had approximately 2,113 employees. By operating service group and corporate offices, the employee counts were as follows:

Behavioral Health Services	1,561	*
Physical Rehabilitation Services	185
EAP Services	233
ProCare One Nurses	21	**
National Support Center	113

*	Includes approximately 902 employees that staff the owned/operated behavioral health facilities.
**	Excludes nurses who as temporary staffing employees work various hours and frequencies.

At January 31, 2005, we had contracts with 166 physicians as independent contractors to serve as medical directors providing administrative services for hospital clinical programs managed by us. We have no collective bargaining agreements with any unions and believe that our overall relations with our employees are good.

Medicare and Medicaid: reimbursement for services

Background

The Medicare program is a federally funded health insurance program for the elderly. The program is divided into Part A and Part B, each of which has separate rules and requirements. Part A pays for hospital, skilled nursing, home health agency, hospice and dialysis services determined to be medically necessary for the individual patient. Part B is a voluntary medical benefits plan in which eligible individuals can enroll to receive benefits in addition to those available under Part A and for which they must pay a monthly premium. Part B covers non-institutional services, including physician services, outpatient hospital services, durable medical equipment and laboratory services, among others.

The Medicare program is administered by CMS, which adopts regulations and issues interpretive memoranda and program manuals providing detailed explanation of the Medicare program. The payment operations of the Medicare program are handled by fiscal intermediaries (under Part A) and carriers (under Part B) who are insurance companies and Blue Cross/Blue Shield plans which contract with the Secretary of HHS (the Secretary) to make Medicare payments to providers in a particular geographic region. Individual intermediaries and carriers issue transmittals, bulletins, notices, and general instructions to providers and suppliers in their respective areas to facilitate the administration of the Medicare program, but are required to follow the Medicare statute, CMS regulations, CMS transmittals and the program manuals. Within these requirements, intermediaries and carriers are granted broad discretion to establish particular guidelines and procedures for making Medicare coverage determinations and payments, including prior approval, utilization limits and specific documentation.

The Medicaid program is a joint federal-state cooperative arrangement established for the purpose of enabling states to furnish medical assistance on behalf of aged, blind or disabled individuals, or members of families with dependent children, whose income and resources are insufficient to meet the costs of necessary medical services. The federal and state governments share the costs. The Secretary has primary federal responsibility for administering the Medicaid program that has been delegated to CMS. States are not required to participate in the Medicaid program. States that choose to participate, however, must administer their Medicaid programs in accordance with federal law, the implementing regulations and policies of the Secretary and their approved state plans. The federal Medicaid statute establishes minimum standards for state plans but states have significant latitude, within these standards, to determine the mix of services and structure of their state Medicaid programs.

In order to receive reimbursement under the Medicare or Medicaid programs, each client or owned/operated hospital or facility must meet applicable requirements promulgated by HHS relating to the type of facility, personnel, standards of patient care and compliance with all state and local laws, rules and regulations. We have a comprehensive ethics and regulatory compliance program and believe that the programs we manage and our owned/operated facilities comply in all material respects with applicable Medicare and Medicaid requirements.

Federal law contains certain provisions designed to ensure that services rendered by facilities to Medicare and Medicaid patients are medically necessary and meet professionally recognized standards. These provisions include a requirement that admissions of Medicare and Medicaid patients to facilities must be reviewed in a timely manner to determine the medical necessity of the admissions. In addition, these provisions state that a hospital may be required by the federal government to reimburse the government for the cost of Medicare-reimbursed services that are determined by a peer review organization to have been medically unnecessary. As part of our on-going regulatory and regulatory compliance program initiatives, we, for our owned/operated facilities, and we and our client hospitals, for managed programs, have developed and implemented quality assurance programs and procedures for utilization review and retrospective patient care evaluation intended to meet these requirements.

Overview

Most of our client hospitals and owned/operated facilities receive reimbursement from one or more of the Medicare or Medicaid programs, private insurers, including commercial and managed care plans, as well as payments directly from patients for behavioral health and physical rehabilitation services provided in programs managed or owned/operated by us. Fiscal intermediaries may develop local coverage determinations (LCDs) which provide specific criteria to identify patients that are appropriate for behavioral health and physical rehabilitation services reimbursed under the federal health care programs. With respect to our management contracts, we are paid a fee directly by the client hospitals for our management services. While fees paid to us by client hospitals are generally not subject to or based upon reimbursement under the Medicare or Medicaid programs or from any other third-party payor, under many of our management contracts we are obligated to refund a portion of our fee if Medicare denies reimbursement for an individual patient treatment, or our entire fee if the fee paid to us is denied by Medicare as a reimbursable cost. Historically, such refund amounts have been insignificant. However, since a substantial portion of the patients of the behavioral health programs we manage are covered by Medicare, changes which limit or reduce Medicare reimbursement levels could have a material adverse effect on our client hospitals and, in turn, on us.

With respect to our owned/operated facilities, all hospital facilities participating in the Medicare and some Medicaid programs are required to meet certain financial reporting requirements. These requirements require the submission of annual cost reports identifying the medical cost and expenses relative to the services provided by a given facility to Medicare beneficiaries and

Medicaid dependents. Annual cost reports required under these programs are subject to routine governmental audits, which may result in adjustments to the amounts due to the provider under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned by the provider under the programs. The Medicare fiscal intermediary issues a final notice of program reimbursement (NPR) after audit, and amounts due to or from the provider are determined. These amounts are due and payable within 30 days of receipt of the NPR. Providers have the right to appeal and contest issues raised in audits of prior year cost reports. Cost-based reimbursement for behavioral health services is being replaced by PPS.

Except for our owned/operated hospital facilities and some employed individuals who provide medical and clinical services, we are not a provider reimbursed by Medicare or Medicaid but provide contract management services to such providers. Nevertheless, we could be considered subject to federal and state health care laws applicable to the provision of such services. While we believe that our relationships with our client hospitals, medical directors and other providers and the fee arrangements with our client hospitals are consistent with Medicare and Medicaid criteria, those criteria are often general and ambiguous in nature and subject to interpretation, sometimes differently by different Medicare fiscal intermediaries who administer the programs on behalf of the federal government. In addition, the federal government has been actively investigating health care providers for potential abuses. There can be no assurance that aggressive anti-fraud enforcement actions will not adversely affect our business.

Other reimbursement payors

In addition to reimbursement provided by the Medicare and Medicaid programs, our owned/operated behavioral health facilities receive reimbursement for certain behavioral health services by private payors including HMOs, preferred provider organizations (PPOs), commercial insurance companies, employers and individuals. Generally, patients covered by HMOs, PPOs and other private payors will be responsible for certain co-payments and deductibles, which are paid by the patient.

Behavioral health reimbursement changes/proposals

In the mid-1980’s, changes in reimbursement rates and procedures included the creation of predetermined reimbursement rates for diagnosis related groups (DRGs). The DRG system established fixed payment amounts per discharge for diagnoses generally provided by acute care hospitals. Behavioral health services provided by an acute care hospital may qualify for an exemption as a distinct part unit (DPU), which are not included in the DRG system. Freestanding behavioral health facilities are also exempt from the DRG system. Psychiatric services provided by DPUs and freestanding behavioral health facilities have been reimbursed on an actual cost basis, subject to certain limitations. The behavioral health programs managed by us which are eligible for reimbursement by the Medicare program currently meet the applicable requirements for exemption as DPUs, where desired. On November 3, 2004, CMS adopted a final rule for a prospective payment system for Medicare reimbursement for behavioral health services, including those provided by programs managed or facilities directly owned/operated by us as discussed below. A substantial number of the behavioral health treatment programs we manage are geropsychiatric programs for which the majority of the patients are covered by Medicare.

The PPS rule for inpatient behavioral health services is effective for Medicare cost reporting years that commence after January 1, 2005. The final PPS rules provide for a per diem PPS system phased in over a four-year period. The per diem rate has patient specific adjustments made based on age, diagnosis, comorbidities and electro convulsive therapy treatments. The per diem rate has facility adjustments based on wage index, rural designation, teaching designation and cost of living adjustments. In addition, the per diem rate is increased in days one through eight of the patient’s stay, and incrementally decreases thereafter until day 22 of the patient’s stay. We believe that the new PPS rules will affect the facilities with which we have management contracts both positively and negatively on a case-by-case basis. We believe that in fiscal 2005 the new PPS rules will not have a material adverse effect on our contract management business overall or on our owned or operated freestanding behavioral health facilities. However, we are still reviewing the new PPS rules and at this time have not ascertained specifically what the effect will be on a facility-by-facility basis and cannot be definitive about the overall effect of the new PPS rules.

The Balanced Budget Act of 1997 mandated the elimination of cost-based reimbursement of mental health partial hospitalization services (except as stated below). As a result, PPS for partial hospitalization programs (PHP) was implemented generally effective August 1, 2000. The resulting reimbursement for partial hospitalization services based on the Medicare outpatient PPS utilizes a fixed reimbursement amount per patient day. These rates lowered Medicare reimbursement levels to many facilities for partial hospitalization services. This change, in general, adversely affected our ability to maintain and/or obtain management contracts for partial hospitalization services and the amount of fees paid to us under such contracts. Facilities that are in a designated rural area and have less than 100 acute care beds effectively were able to continue cost based reimbursement for PHP services initially until December 31, 2003. However, on December 8, 2003, this was extended to December 31, 2005 with the passage of the Medicare Prescription Drug Improvement and Modernization Act of 2003. Effective January 1, 2006, they are scheduled to operate under a PPS unless the law is again amended. This change in reimbursement methodology, if made, may lower Medicare reimbursement levels to this type of hospital.

Physical rehabilitation reimbursement changes/proposals

Acute rehabilitation units within acute-care facilities were previously eligible as exempt DPU’s under a cost-based reimbursement system prior to January 1, 2002. Beginning January 1, 2002, acute rehabilitation units began transitioning to PPS for physical rehabilitation services. As of September 1, 2003, all physical rehabilitation services have been transitioned to PPS.

CMS published a final rule in the May 7, 2004 Federal Register to modify the criteria for being classified as an inpatient rehabilitation facility. The final rule, known as the “75% Rule”, generally requires that in order to meet the qualification requirement, 75% of the patients of a physical rehabilitation services unit must have certain qualifying medical conditions. The final rule has a phase-in period that reduces the required percentage of patients in a given program that must be admitted with a specific qualifying medical condition for an interim three-year period to allow inpatient rehabilitation facilities time to adjust to the new rule. The first year compliance percentage is 50%; the second year percentage is 60%; the third year percentage is 65%; and in the fourth year and thereafter, the compliance percentage is 75%. The final rule also eliminates polyarthritis as a qualifying medical condition and adds three other arthritis diagnoses that are more restrictive. As a result, certain patients that previously satisfied a qualifying medical condition do not meet the specific qualifying medical condition required under the new rule. The final rule also added a new restrictive category for certain knee or hip joint replacements. The effective date for these final rules is for cost reporting periods beginning on or after July 1, 2004. The final rules as adopted, unless suspended or modified, could have an adverse effect on the rehabilitation programs managed by us.

Potential adverse impacts of changes in reimbursement

The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings and funding restrictions, any of which could have the effect of limiting or reducing reimbursement levels to general acute care hospitals and freestanding behavioral health facilities for behavioral health and physical rehabilitation services provided by programs managed or facilities owned/operated by us.

Also, Medicare retrospectively audits cost reports of client hospitals upon which Medicare reimbursement for services rendered in the programs managed by us is based. Accordingly, we could be contractually obligated to make refunds to client hospitals for prior year cost reports that have not been audited and settled at the date hereof. The cost reports are prepared by the client hospitals independent of us, and we do not participate in, nor offer advice on, their preparation. Any significant decrease in Medicare reimbursement levels, the imposition of significant restrictions on participation in the Medicare program, or the disallowance by Medicare of any significant portion of the client hospital’s costs, including the fee to us, where we have a reimbursement denial repayment obligation, could adversely affect us. In addition, there can be no assurance that facilities which offer behavioral health or physical rehabilitation programs now or hereafter managed or owned/operated by us will satisfy the requirements for participation in the Medicare or Medicaid programs.

Payors, including Medicare and Medicaid, are attempting to manage costs, resulting in declining amounts paid or reimbursed to facilities for the services provided for inpatient services. As a result, the number of patients served by general acute care and freestanding behavioral health facilities on a per diem, episodic or capitated basis may increase in the future. There can be no assurance that if amounts paid or reimbursed to facilities decline, it will not adversely affect us.

The target maximums, the actual or proposed PPS limitations, and other rules such as the 75% Rule, have resulted, or may result, in some cases, in decreased amounts reimbursed to our client hospitals. This decrease in reimbursement has led, or may lead, in some cases, to the renegotiation of a lower contract management fee structure for us and in other cases has resulted, or may result, in termination or non-renewal of the management contract, or closure of the program. Similarly such limitations and rules to the extent applicable, have resulted or may result, in some cases, to lower reimbursements to our owned/operated hospital facilities and could affect the continued viability of the particular services or of the hospital.

Government regulation

Our business is affected by federal, state and local laws and regulations concerning, among other matters, behavioral health and physical rehabilitation facilities and reimbursement for such services. These regulations impact the development and operation of behavioral health and physical rehabilitation programs we manage for our client hospitals as well as our owned/operated behavioral health facilities. Licensing, certification, reimbursement and other applicable state and local government regulations vary by jurisdiction and are subject to periodic revision. We are not able to predict the content or impact of future changes in laws or regulations affecting the behavioral health or physical rehabilitation sectors.

Facility use and qualification

Licensing and certification

Health care facilities, including those we own/operate, are subject to various federal, state and local regulations, including facilities use, licensure and inspection requirements, and licensing or certification requirements of federal, state and local health agencies. Many states also have certificate of need laws intended to avoid the proliferation of unnecessary or under-utilized health care services and facilities. The behavioral health and physical rehabilitation programs that we manage are also subject to licensure and certification requirements. We assist our client facilities in obtaining required approvals for new programs. Some approval processes may lengthen the time required for programs to commence operations. In granting and renewing a facility’s licenses, governmental agencies generally consider, among other factors, community needs, the physical condition of the facility, the qualifications of administrative and professional staff, the quality of professional and other services, and the continuing compliance of such facility with the laws and regulations applicable to its operations. We believe that the behavioral health and physical rehabilitation programs we manage, the facilities of the client hospitals used in the operation of such programs and the facilities we own/operate, comply in all material respects with applicable licensing and certification requirements.

Through our owned/operated facilities, we are a provider reimbursed by Medicare and/or Medicaid. As such, we are subject to federal, state and local regulations governing their operation. These laws and regulations set forth requirements for licensure and qualifications to participate in government programs, including the Medicare and Medicaid programs. These requirements pertain to the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, maintenance of adequate records, hospital use, rate-setting and compliance with building codes and environmental protection laws. Additional regulations exist which govern a facility’s participation in government programs. These facilities are subject to periodic inspection by government and other authorities to assure continued compliance with these regulations.

Our owned/operated facilities are licensed under the applicable state, local and federal rules and regulations. These facilities are also certified under the Medicare and Medicaid programs and are accredited by JCAHO. Should one of our owned/operated facilities lose its certification under the Medicare and/or Medicaid program, that facility would no longer receive reimbursement from the Medicare and/or Medicaid programs. We believe that our owned/operated facilities are in compliance in all material respects with current federal, state and local regulations governing their operation.

Provider-based rules

In April 2000, CMS adopted new rules requiring a CMS determination that a facility has provider-based status before a provider can bill Medicare for the services rendered at the facility. On August 1, 2002, CMS issued amendments to the provider-based regulations, which in addition to requirements applicable to all provider based facilities, provide specific requirements for provider based status of “off-campus” locations and additional specific requirements applicable to “off-campus” locations operational under a management contract. A determination that a facility has provider-based status is not required for inpatient rehabilitation units that are excluded from the inpatient prospective payment system for acute hospital services. In February 2002, it was clarified by CMS that inpatient rehabilitation units do not have to meet provider-based status in order to bill Medicare for services rendered to patients.

Patient referral laws

Various state and federal laws regulate the relationships between health care providers and referral sources, including federal and state fraud and abuse laws prohibiting individuals and entities from knowingly and willfully offering, paying, soliciting or receiving remuneration in order to induce referrals for the furnishing of health care services or items. These federal laws generally apply only to referrals for items or services reimbursed under the Medicare or Medicaid programs or any state health care program. The objective of these laws is generally to ensure that the purpose of a referral is quality of needed care and not monetary gain by the referring party. Violations of such laws can result in felony criminal penalties, civil sanctions and exclusion from participation in the Medicare and Medicaid programs.

The Anti-kickback Statute prohibits the knowing and willful solicitation or receipt of any remuneration “in return for” referring an individual, or for recommending or arranging for the purchase, lease, or ordering, of any item or service for which payment may be made under Medicare or a state health care program. In addition, the statute prohibits the offer or payment of remuneration “to induce” a person to refer an individual, or recommending or arranging for the purchase, lease, or ordering of any item or service for which payment may be made under the Medicare or state health care programs. The statute contains exceptions for certain discounts, group purchasing organizations, employment relationships, waivers of coinsurance by community health centers, health plans and practices defined in regulatory safe harbors.

On April 3, 2003, the OIG issued an advisory opinion in which it declined to provide prospective protection from the Anti-kickback Statue to a proposed contract to manage rehabilitation services under which the compensation was based on a variable fee. The OIG opinion was only applicable to the specific situation presented and did not advise that variable fees were improper in and of themselves. Under a significant number of our management contracts, we receive a variable fee related in part to average daily patient census or number of admissions or discharges in a given period for the behavioral health or physical rehabilitation program. In addition, we have entered into agreements with physicians to serve as medical directors at the behavioral health and physical rehabilitation programs and facilities managed by us, which generally provide for payments by us to such persons as compensation for their administrative services. These medical directors also generally provide professional services at such programs and facilities. In 1991, regulations were issued under federal fraud and abuse laws creating certain “safe harbors” for relationships between health care providers and referral sources. Any relationship that satisfies the terms of the safe harbor is considered permitted. Failure to satisfy a safe harbor, however, does not mean that the relationship is prohibited. Although the contracts and relationships between us and our client hospitals and medical directors are not within the safe harbors, we believe that such contracts and relationships comply with applicable laws. There can be no assurance, however, that our activities, while not challenged thus far, will not be challenged by regulatory authorities in the future.

The Stark Law contains provisions prohibiting physicians from referring Medicare and Medicaid patients to an entity with which the physician has a “financial relationship” for the furnishing of a list of “designated health services” including physical therapy, occupational therapy, home health services, and others. If a financial relationship exists, the entity is generally prohibited from claiming payment for such services under the Medicare or Medicaid programs. Compensation arrangements are generally exempted from the Stark Law provisions if, among other things, the compensation to be paid is set in advance, does not exceed fair market value and is not determined in a manner that takes into account the volume or value of any referrals or other business generated between the parties.

Other provisions in the Social Security Act authorize other penalties, including exclusion from participation in Medicare and Medicaid, for various billing-related offenses. HHS can also initiate permissive exclusion actions for such improper billing practices as submitting claims “substantially in excess” of the provider’s usual costs or charges, failure to disclose ownership and officers, or failure to disclose subcontractors and suppliers. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its principals have been disbarred, suspended or are ineligible, or have been voluntarily excluded, from participating in federal contracts. A principal has been defined as an officer, director, owner, partner, key employee or other person with primary management or supervisory responsibilities.

Additionally, HIPAA granted expanded enforcement authority to HHS and the DOJ, and provided enhanced resources to support the activities and responsibilities of the OIG and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to health care delivery and payment. On January 24, 1997, the OIG issued guidelines for the Fraud and Abuse Control Program, and on February 19, 1997, issued an interim final rule establishing procedures for seeking advisory opinions on the application on the Anti-kickback Statute and certain other fraud and abuse laws. The 1997 Balanced Budget Act also includes numerous health fraud provisions, including: new exclusion authority for the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment, or exclusion; increased mandatory exclusion periods for multiple health fraud convictions, including permanent exclusion for those convicted of three health care-related crimes; authority of the Secretary to refuse to enter into Medicare agreements with convicted felons; new civil money penalties for contracting with an excluded provider or violating the Medicare and Medicaid Anti-kickback Statute; new surety bond and information disclosure requirements for certain providers and suppliers; and an expansion of the mandatory and permissive exclusions added by HIPAA to any federal health care program (other than the Federal Employees Health Benefits Program).

In addition, federal and some state laws impose restrictions on referrals for certain designated health services by physicians and, in a few states, psychologists and other behavioral health care professionals to entities with which they have financial relationships. We believe that our operations comply with these restrictions to the extent applicable, although no assurance can be given regarding compliance in any particular factual situation. Federal legislation has been considered to expand current law from its application to Medicare and Medicaid business to all payors and to additional health services. Certain states are considering adopting similar restrictions or expanding the scope of existing restrictions. The federal government or states in which we operate may enact similar or more restrictive legislation or restrictions that could, under certain circumstances, adversely impact our operations.

Behavioral health care patient rights

Many states have adopted “patient bill of rights” regulations, which set forth standards for least restrictive treatment, patient confidentiality, patient access to mail and telephones, patient access to legal counsel and requirements that patients be treated with dignity. There are also laws and regulations relating to the civil commitment of patients to behavioral health programs, disclosure of information concerning patient treatments and related matters. We believe that our operations comply with the laws and regulations, although no assurance can be given regarding compliance in any particular factual situation.

Licensing requirements, managed behavioral health

Certain of the managed behavioral health services we provide may be subject to certain licensing requirements in some states. We currently hold various licenses in 20 states. If such business operations are determined to require licenses in other states, the time and expense of obtaining such licenses or the inability to obtain such licenses could adversely affect such business operations. In addition, several states have laws that prohibit business corporations from providing, or holding themselves out as providers of, medical care. While we have no reason to believe that we are in violation of or have violated such statutes, these laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies.

Properties

Our National Support Center in the Dallas suburb of Lewisville, Texas, contains approximately 40,000 square feet of office and training facility space. In February 2004, we purchased the land and building (slightly in excess of 2,500 square feet) adjacent to our National Support Center.

For our contract management businesses, we lease an aggregate of 1,649 square feet of space for a regional office in the Chicago metropolitan area with a lease term expiring in December 2006. The space required for the clinical programs we manage is provided by the client acute care hospitals either within their existing facilities or at other locations owned or leased by the acute care hospitals.

For our freestanding behavioral health care facilities, we operate three owned or leased behavioral health hospitals and related facilities with approximately 427 licensed beds in three states. The following table sets forth the name, location, square footage, number of licensed beds and the transaction date for each of our owned and leased behavioral health care facilities.

Facility	Location	Sq. footage	Licensed beds	Transaction date
Michiana Behavioral Health Center	Plymouth, Indiana	44,000	80	April 1, 2004
Poplar Springs Hospital	Petersburg, Virginia	118,000	187	June 1, 2004
Laurelwood Hospital	Willoughby, Ohio	100,000	160	January 1, 2005

For our EAP and managed behavioral health care businesses, we lease approximately 92,815 square feet of office space primarily in the Orlando, Philadelphia, Nashville, Denver and San Diego metropolitan areas, with smaller offices in various parts of the country, under lease terms expiring from September 2004 to October 2009. In addition, we lease approximately 13,919 square feet of office space in various locations throughout central Florida with lease terms expiring from March 2006 to June 2007 for our managed behavioral health care clinical operations. Due to the reorganization of our EAP Services group, we will be reviewing and closing several of these offices as business functions are centralized.

For our specialized temporary nurse staffing service business, we lease approximately 7,595 square feet of office space primarily in the Los Angeles and Detroit metropolitan areas under lease terms expiring at various times up to December 2005.

We consider that our properties are generally in good condition, are well maintained, and are generally suitable and adequate to carry on our business. Use of properties are predicated on existing needs to service customers pursuant to contracts that are subject to termination or non-renewal. The ability to vacate or sublease properties is subject to market conditions and other factors and exposes us to certain financial risks. Also see note 13, “Commitments and Contingencies—Property Leases” to the notes to our audited consolidated financial statements incorporated by reference in the accompanying prospectus from the 2004 Form 10-K Report.

Management

The following persons are our executive officers and directors as of February 28, 2005:

Name	Age	Position
James Ken Newman	60	Chairman, President and Chief Executive Officer; Director
John E. Pitts	39	Senior Vice President—Finance, Chief Financial Officer and Principal Accounting Officer
Frank J. Baumann	45	Senior Vice President—Operations
David K. White, Ph.D	48	Senior Vice President—Operations
Donald W. Thayer	55	Senior Vice President—Acquisitions and Development
David K. Meyercord	57	Senior Vice President—Administration and General Counsel
George E. Bello	69	Director
Michael R. Bowlin	62	Director
James E. Buncher	68	Director
Robert A. Lefton	48	Director
William H. Longfield	66	Director
Donald E. Steen	58	Director

James Ken Newman has been our President and Chief Executive Officer since May 2003. He has also served as our Chairman of the Board since February 1992. From July 1989 until September 1997, he served as President and from July 1989 until October 1998, he also served as Chief Executive Officer. Mr. Newman served as a consultant to the Company from September 1997 through April 2003. Mr. Newman currently serves as a director of Telecare Corporation, a privately held behavioral health service provider.

John E. Pitts was appointed as our Chief Financial Officer at the October 22, 2004 Board of Directors meeting following his appointment as Senior Vice President—Finance and Principal Financial Officer on September 10, 2004. He was formerly Vice President—Finance and Principal Accounting Officer since October 16, 2003 and had been Vice President—Controller since November 1, 2001. Mr. Pitts had previously held various accounting positions with us from December 9, 1993 through October 31, 2001.

Frank J. Baumann has been our Senior Vice President—Operations since March 22, 1999. He was President—ProCare One Nurses from June 2002 to October 2003 and continues to have oversight responsibility for that service group. He has been President—Physical Rehabilitation Services since March 1999. He formerly served as a Regional Vice President from March 1997 to March 1999. He was also a Regional Director of Operations from November 1996 to March 1997. He was Chief Executive Officer of Mountain Crest Behavioral Healthcare Systems, a freestanding behavioral health facility, from August 1994 to November 1996.

David K. White, Ph.D. has been our Senior Vice President—Operations since November 1, 1998. Effective September 28, 2002, he was appointed President—Behavioral Health Services. He formerly served as Executive Vice President—Behavioral Health Services from February 1998 to November 1998. He was a Regional Vice President from September 1996 to February 1998. He also served as a Regional Director of Operations from April 1995 to September 1996. He was President and Chief Executive Officer of Charles River Health Management, Inc., a contract management company focusing on the public and private sector, from December 1990 to December 1994.

Donald W. Thayer has been our Senior Vice President—Acquisitions and Development since September 2003. He formerly served as the Managing Director—Mergers and Acquisitions for B.C. Ziegler and Company from December 2001 to September 2003. From July 2000 to November 2001 he was an independent consultant working under multiple consulting agreements to provide acquisition and development services. Mr. Thayer served as Vice President—Acquisition and Development from July 1978 through July 2000 for Tenet Healthcare Corporation.

David K. Meyercord joined the Company as our Senior Vice President and General Counsel on July 6, 2004, and effective September 10, 2004, his title was changed to Senior Vice President—Administration and General Counsel. Prior to July 2004, Mr. Meyercord had been a partner in the law firm of Strasburger & Price, L.L.P., a Dallas-based law firm. He had been a member of that law firm since 1975 and served as its managing partner from 1990 to 1998. He had represented the Company as outside general counsel since our inception.

George E. Bello retired as President and Chief Executive Officer of Reliance Group Holdings, Inc., an insurance holding company (“RGH”), on October 1, 2001. Previously he had been Executive Vice President and Controller of RGH for more than 15 years. He continues to serve on the Board of Directors of RGH. On June 12, 2001, RGH filed for relief under Chapter 11 of the United States Bankruptcy Code and its reorganization case remains pending in the United States Bankruptcy Court for the Southern District of New York. Mr. Bello is a member of the Audit and Compliance Committee and the Nominating Committee of our Board of Directors.

Michael R. Bowlin is the retired Chairman of the Board of Atlantic Richfield Company, having served in such position from 1995 to 2000. He also served as its President from 1993 to 1998, and as its Chief Executive Officer from 1994 to 2000. Atlantic Richfield Company and its subsidiaries, which merged with BP Amoco in 2000, were engaged in the worldwide exploration, development, production, transportation and refining of petroleum and natural gas. Mr. Bowlin also is a director of FMC Technologies, Inc., Edwards Lifesciences Corporation and the University of North Texas Foundation, and is a member of the M.D. Anderson Cancer Center Board of Visitors and the National Council of the House Ear Institute. Mr. Bowlin is a member of the Compensation Committee and the Nominating Committee of our Board of Directors.

James E. Buncher has been the Chief Executive Officer and a director of Safeguard Health Enterprises, Inc., a dental and vision benefits company since March 2000. He has been its Chairman since May 2004 and was its President from March 2000 through April 2004. From July 1998 to February 2000, Mr. Buncher was a private investor. Mr. Buncher was President and Chief Executive Officer of Community Dental Services, Inc., a corporation operating dental practices in California, from October 1997 until July 1998. Previously Mr. Buncher was the President of Health Plans Group of Value Health, Inc., a national specialty managed care company, from September 1995 to September 1997. Mr. Buncher is a member of the Audit and Compliance Committee and the Nominating Committee of our Board of Directors.

Robert A. Lefton has been Vice President of Select Medical Corporation since January 2005. He previously served as President, Chief Executive Officer and a director of SemperCare, Inc., a long term acute care hospital development company, since March 1999. He previously served as Executive Vice President—Operations of the Company from November 1998 to March 1999. He served as President and Chief Operating Officer of the Company from September 1997 to October 1998. He was Executive Vice President—Operations of the Company from September 1996 to August 1997. He was a Senior Regional Vice President of the Company from March 1995 until September 1996 after serving in other positions with the Company since November 1991. Mr. Lefton is a member of the Compensation Committee and the Nominating Committee of our Board of Directors.

William H. Longfield is the retired Chairman and Chief Executive Officer of C.R. Bard, Inc., a multinational developer, manufacturer and marketer of health care products, having served in such position from September 1995 to August 2003. Mr. Longfield currently serves on the board of directors of C.R. Bard, Inc., Manor Care, Inc., Appalera, Inc. and West Pharmaceutical Services, Inc. Mr. Longfield is a member of the Compensation Committee and the Nominating Committee of our Board of Directors.

Donald E. Steen has been Chairman of AmeriPath, Inc., an anatomical laboratory service company, since March 2004 and has been Chief Executive Officer since July 2004. He has been Chairman of United Surgical Partners International, Inc., a surgery operations company, since February 1998, and previously served as its Chief Executive Officer until June 2004. He currently serves on the board of directors of United Surgical Partners International, Inc. and Kinetic Concepts, Inc. Mr. Steen is a member of the Audit and Compliance Committee and the Nominating Committee of our Board of Directors.

Security ownership by management and principal stockholders

Set forth below is certain information with respect to beneficial ownership of our common stock as of February 25, 2005, by:

•	each person who, to our knowledge based upon statements filed as of February 25, 2005, with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, beneficially owned more than five percent of our outstanding common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Horizon Health Corporation, 1500 Waters Ridge Drive, Lewisville, Texas 75057-6011.

Except as indicated below, to our knowledge, each person named has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

Name	Number of shares beneficially owned	Percentage of shares beneficially owned
The Burton Partnership, Limited Partnership (1)	716,930	12.7%
Fidelity Management & Research Company (2)	710,500	12.6%
Royce & Associates, LLC (3)	518,700	9.2%
Jack R. Anderson (4)	509,800	9.0%
Eagle Asset Management, Inc. (5)	388,145	6.9%
Dimensional Fund Advisors, Inc. (6)	373,675	6.6%
James Ken Newman (7)	354,201	6.2%
George E. Bello (8)	301,613	5.3%
William H. Longfield (9)	62,416	1.1%
James E. Buncher (10)	46,230	*
David K. White (11)	37,630	*
Donald E. Steen (12)	31,425	*
Frank J. Baumann (13)	30,768	*
Robert A. Lefton (14)	10,340	*
John E. Pitts (15)	9,356	*
Donald W. Thayer (16)	5,087	*
David K. Meyercord (17)	4,000	*
Michael R. Bowlin (18)	3,900	*
All directors and executive officers as a group (12 persons) (19)	896,966	15.2%

*	Less than 1%
(1)	The address of The Burton Partnership, Limited Partnership is P.O. Box 4643, Jackson, Wyoming 83001.
(2)	The address of Fidelity Management & Research Company is 82 Devonshire Street, Boston, Massachusetts 02109.
(3)	The address of Royce & Associates, LLC is 1414 Avenue of the Americas, New York, New York 10019.

(4)	The address of Jack R. Anderson is 16475 Dallas Parkway, Suite 735, Dallas, Texas 75248. Excludes 100,000 shares of common stock owned by Mr. Anderson’s spouse, for which he disclaims any beneficial ownership.
(5)	The address of Eagle Asset Management, Inc. is 880 Carillon Parkway, St. Petersburg, Florida 33716.
(6)	The address of Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, Ste. 650 11th Floor, Santa Monica, California 90401.
(7)	The address of James Ken Newman is 700 El Paseo, Denton, Texas 76205. Includes 6,000 shares of common stock held by a limited partnership in relation to which Mr. Newman serves as an officer and director of its corporate general partner. Also includes 60,500 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days. Does not include 16,009 shares of common stock held by a foundation of which Mr. Newman is a director.
(8)	The address of George E. Bello is 164 Mountain Wood Road, Stamford, Connecticut 06903. Includes 39,213 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days.
(9)	Includes 30,916 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days.
(10)	Includes 21,230 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days.
(11)	Includes 32,860 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days.
(12)	Includes 21,425 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days.
(13)	Includes 30,282 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days.
(14)	Includes 10,340 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days.
(15)	Includes 6,800 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days.
(16)	Includes 2,000 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days.
(17)	Includes 4,000 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days.
(18)	Includes 3,900 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days.
(19)	Includes 263,466 shares of common stock issuable upon the exercise of immediately exercisable stock options or options that become exercisable within 60 days held by certain directors and executive officers.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. J.P. Morgan Securities Inc. is acting as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities Inc.	975,000
Piper Jaffray & Co.	300,000
Stephens Inc.	225,000

Total	1,500,000

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at that price less a concession not in excess of $1.305 per share. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 225,000 additional shares of common stock from us to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $2.175 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

	Without over- allotment exercise	With full over-allotment exercise
Per share	$2.175	$2.175
Total	$3,262,500	$3,751,875

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.5 million.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement, provided, however, we may grant awards and options, and issue and sell shares of our common stock, pursuant to any stock option plan, omnibus plan or employee stock purchase plan in effect on the date hereof, and we may issue and sell additional shares of common stock equal to up to 5% of the number of shares of our common stock outstanding immediately after the closing of the offering in connection with a bona fide merger or acquisition transaction. Further, we may issue common stock purchase rights and common stock pursuant to our existing rights agreement summarized in the accompanying prospectus.

We, our directors and our executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors and officers in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise; provided, however, that such individuals may exercise options under our existing stock option or similar plans, and certain transfers may be made as bona fide gifts or to a trust, family limited partnership or similar entity for the direct or indirect benefit of any such individual or his or her immediate family. The 90-day restricted period described in the preceding sentence will be extended if, during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the representative of the underwriters waives, in writing, such extension.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is quoted on the Nasdaq National Market under the trading symbol HORC.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

An affiliate of J.P. Morgan Securities Inc. acts as a lender under our revolving credit facility. Since the net proceeds of this offering will initially be used, in part, for the repayment in full of the outstanding balance under our revolving credit facility, such affiliate may receive over 10% of the net proceeds. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Strasburger & Price, L.L.P., Dallas, Texas. David K. Meyercord, Esq., our Senior Vice President—Administration and General Counsel, was a member of Strasburger & Price, L.L.P. from 1975 through June 2004. Kirkland & Ellis LLP, New York, New York is representing the underwriters.

$100,000,000

Common Stock

Preferred Stock

Debt Securities

We may from time to time offer up to an aggregate amount of $100,000,000 of our shares of common stock, shares of preferred stock, and/or debt securities. One or more supplements to this prospectus will indicate the amount and terms of each issue of securities, including the offering price, to be issued by us.

Our common stock is listed on the NASDAQ National Market under the symbol “HORC”.

We may offer these securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be set forth in a prospectus supplement. The prospectus supplement may also update or change information contained in this prospectus. You should read this prospectus and any related prospectus supplement carefully before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

February 28, 2005

Disclosure regarding forward-looking statements

Certain statements made or incorporated by reference from time to time in this prospectus or any prospectus supplement, or made by us or our representatives in other reports, filings with the Securities and Exchange Commission, press releases, conferences, or otherwise, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” or words or phrases of similar meaning.

Forward-looking statements involve risks, uncertainties or other factors which may cause actual results to differ materially from the future results, performance or achievements expressed or implied by the forward-looking statements. Certain risks, uncertainties and other important factors are detailed in this prospectus or the applicable prospectus supplement and may be detailed from time to time in reports filed by us with the SEC, including on Forms 8-K, 10-Q and 10-K, and include, among others, the following:

•	general economic and business conditions which are less favorable than expected;

•	unanticipated changes in industry trends;

•	decreased demand by acute care hospitals for our services;

•	our inability to retain existing management contracts or to obtain additional contracts or maintain customer relationships;

•	adverse changes in reimbursement by Medicare or other third-party payers for costs of providing behavioral health, physical rehabilitation or nursing services;

•	adverse changes to other regulatory requirements relating to the provision of behavioral health, physical rehabilitation or nursing services;

•	adverse consequences of investigations by governmental regulatory agencies;

•	adverse judgments rendered in lawsuits pending or later asserted against us;

•	fluctuations and difficulty in forecasting operating results;

•	our ability to sustain, manage or forecast our growth;

•	our ability to successfully integrate acquired businesses on a cost effective basis;

•	heightened competition, including specifically the intensification of price competition;

•	the entry of new competitors and the development of new products or services by new and existing competitors;

•	changes in business strategy or development plans;

•	our inability to carry out marketing and sales plans;

•	business disruptions;

•	liability and other claims asserted against us;

•	loss of key executives;

•	our ability to attract and retain qualified personnel;

•	adverse publicity;

•	demographic changes; and

•	other factors referenced or incorporated by reference in this prospectus or the applicable prospectus supplement and other reports or filings made by us with the SEC.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements represent the estimates and assumptions of our management only as of the date of the document in which they are stated. Unless required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

About this prospectus

This prospectus is part of a registration statement we filed with the SEC using a shelf registration process. Under this shelf registration process, we may offer from time to time either separately or in units any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000.

This prospectus provides you with a general description of the securities that we may offer. Each time we offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change other information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement, together with additional information described below under the headings “Available Information” and “Documents Incorporated by Reference.”

As used in this prospectus generally, the terms “Horizon,” “the Company,” “we,” “our” or “us” mean Horizon Health Corporation and its direct or indirect subsidiaries.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE APPLICABLE PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THAT DOCUMENT. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

Available information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room and copy charges. Our SEC filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Our website address is http://www.horizonhealth.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not incorporated by reference into this prospectus or made a part hereof for any purpose.

We have filed a registration statement and related exhibits on Form S-3 with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and our securities. You may read the registration statement and exhibits without charge at the SEC’s Public Reference Rooms, you may access same at the SEC’s website described above, or you may obtain copies from the SEC at prescribed rates.

Documents incorporated by reference

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to other documents on file with the SEC. Some information that we currently have on file is incorporated by reference and is an important part of this prospectus. Some information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934 (all filed under file no. 1-13626 unless otherwise indicated below):

•	Annual Report on Form 10-K for the fiscal year ended August 31, 2004, filed on November 12, 2004;

•	Current Reports on Form 8-K/A filed on August 5, 2004 and February 25, 2005;

•	Definitive Proxy Statement filed on December 15, 2004;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2004, filed on January 10, 2005;

•	Current Reports on Form 8-K filed on September 14, 2004, October 25, 2004, November 30, 2004, January 3, 2005, January 11, 2005 and February 3, 2005 (except for information and exhibits furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, which are not incorporated herein);

•	the description of our common stock, par value $.01 per share, contained in Item 1 of our Registration Statement on Form 8-A filed on February 9, 1995; and

•	the description of the common stock purchase rights associated with our common stock contained in Item 1 of our Registration Statement on Form 8-A filed on February 7, 1997 (File No. 000-22123).

In addition, the documents incorporated by reference at the date of this prospectus will include any additional documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the filing of the initial registration statement containing this prospectus and prior to effectiveness of the registration statement.

Further, all other documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of those documents.

Notwithstanding the foregoing or anything herein to the contrary, our Compensation Committee Report on Executive Compensation, Audit and Compliance Committee Report and Performance Graph included in our proxy statements filed pursuant to Section 14 of the Securities Exchange Act of 1934, and any information and exhibits we furnish pursuant to Item 2.02 or Item 7.01 of Form 8-K, will not be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus may be modified or superseded by a statement in this prospectus or in any prospectus supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus.

Upon your written or oral request, we will provide you with a free copy of any or all of the filings incorporated into this prospectus (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at: 1500 Waters Ridge Drive, Lewisville, Texas 75057-6011, phone no. (972) 420-8200, Attention: Ms. Valerie Evans, Corporate Services.

The Company

Horizon Health Corporation is a diversified health care services provider. We are:

•	a contract manager of behavioral health and physical rehabilitation clinical programs offered by acute care hospitals in the United States;

•	an owner/operator of freestanding behavioral health hospitals providing behavioral health care for children, adolescents and adults;

•	a provider of employee assistance programs and behavioral health care administrative services primarily to employers; and

•	a provider of specialized temporary nurse staffing services for acute care hospitals.

At November 30, 2004, we had 108 behavioral health program management contracts and 31 physical rehabilitation program management contracts relating to programs in acute care hospitals located in 36 states and the District of Columbia; 114 CQI+ mental health outcomes measurement contracts; and 1,164 contracts to provide employee assistance programs and managed behavioral health services covering in excess of 3.6 million lives. At November 30, 2004, we also owned and operated (i) Michiana Behavioral Health Center, a behavioral health hospital with 80-licensed beds located in Plymouth, Indiana, which we acquired on April 1, 2004, and (ii) Poplar Springs Hospital, that consists of five behavioral health care facilities with a combined total of 187 beds located generally in North Central Virginia, which we acquired on June 1, 2004. During the quarter ended November 30, 2004, our specialized temporary nurse staffing service group provided nurses to just under 100 different acute care hospitals primarily located in California and Michigan, placing an average of over 350 nurses a month. Effective January 1, 2005, we entered into a long-term lease agreement of Laurelwood Hospital, a 160-bed psychiatric hospital located in Willoughby, Ohio, a suburb of Cleveland. The lease agreement has an initial term of 15 years, and we have an option to extend the lease agreement for an additional 15-year term.

On February 9, 2005, we announced that we have entered into a letter of intent to form a joint venture with Friends Hospital, a 501(c)(3) charitable organization. The joint venture will be the owner and operator of the Friends Hospital facility, a 192-bed behavioral health hospital and a 26-bed adult residential treatment center located in Philadelphia, Pennsylvania. Horizon and Friends will be the members of the joint venture. The letter of intent contemplates that Horizon will own 80% and Friends will own 20% of the joint venture. The formation of the joint venture and completion of the transaction are subject to a number of conditions, including the negotiation of a definitive joint venture agreement between the parties, and receipt of the approval of the Pennsylvania attorney general and other required governmental approvals, any of which may not be satisfied.

The address and telephone number of our principal executive offices are 1500 Waters Ridge Drive, Lewisville, Texas 75057-6011, phone no. (972) 420-8200.

Use of proceeds

Unless we state otherwise in the applicable prospectus supplement, we will use the net proceeds from the sale of securities sold by us for general corporate purposes, which may include the repayment of debt, acquisitions, capital expenditures and working capital. We may temporarily invest funds we receive from the sale of securities by us that we do not immediately need for these purposes.

Ratio of earnings to fixed charges

Our ratio of earnings to fixed charges for the periods indicated below was as follows:

Year Ended August 31,					3 Months Ended November 30, 2004
2000	2001	2002	2003	2004
5.86	8.03	12.33	11.76	10.12	7.70

Our ratios of earnings to fixed charges are calculated by dividing earnings by fixed charges for the period indicated, where:

•	“earnings” is defined as consolidated income from continuing operations plus income taxes, minority interest and fixed charges, except capitalized interest; and

•	“fixed charges” is defined as consolidated interest on indebtedness, including capitalized interest, amortization of debt issuance cost, and the estimated portion of rental expense deemed to be equivalent to interest.

Because we have no preferred stock issued and outstanding at the date of this prospectus, dividends relating to preferred stock are not included in the calculation of fixed charges.

Description of capital stock and related matters

At the date of this prospectus, our authorized capital stock is 40,500,000 shares, consisting of 40,000,000 shares of common stock, $.01 par value per share, and 500,000 shares of preferred stock, $.10 par value per share. As of January 31, 2005, an aggregate of 5,622,899 shares of common stock and no shares of preferred stock were outstanding. We have summarized certain provisions of our certificate of incorporation and bylaws below, but you should read our certificate of incorporation and bylaws for a more complete description of the rights of holders of our capital stock.

Common stock

Voting rights

Holders of common stock are entitled to one vote for each share held by them on all matters submitted to a vote of our stockholders. Common stockholders are not entitled to cumulative voting rights. Matters submitted for stockholder approval generally require a majority vote of the shares entitled to vote that are present in person or by proxy at a meeting of stockholders where a quorum is present. The presence in person or by proxy of the holders of a majority of the voting shares is generally necessary to constitute a quorum at meetings of our stockholders.

Election of directors

The candidates for directors receiving the highest number of votes, up to the number of directors to be elected, are elected. At each annual meeting, our stockholders elect directors for one year terms.

Removal of directors; filling vacancies on board of directors; size of the board

Our directors may be removed, with or without cause, at any meeting of stockholders at which a quorum is present, by vote of the holders of a majority of the shares or class of shares that elected the director to be removed, if notice of intention to act on the removal was given in the notice calling the meeting. Vacancies in a directorship may be filled by the vote of a majority of the remaining directors then in office, even though less than a quorum. Any director elected to fill a vacancy on the board serves for the remainder of the unexpired term of his predecessor. In the case of an increase in the number of directors, the additional director or directors may be elected by the majority of our remaining directors then in office to serve until the next meeting of stockholders at which directors are elected, or by election at an annual meeting or at a special meeting of stockholders called for that purpose.

Our bylaws provide that our board of directors will consist of not less than three nor more than nine directors, with the number to be determined by resolution of our board. Currently, the size of the board of directors is seven.

Special meetings of stockholders

Our bylaws provide that a special meeting of stockholders may be called by our chairman of the board, our president, the board of directors, or the holders of at least one-tenth of all shares entitled to vote at the meeting.

Dividends

Subject to any preferences that may be applicable to any then-outstanding shares of preferred stock, holders of common stock are entitled to receive ratably dividends at such times and amounts as may be declared by our board of directors. We do not intend to pay any cash dividends on our common stock in the foreseeable future. Certain of our financing arrangements restrict the payment of cash dividends.

Liquidation or dissolution

In the event we liquidate, dissolve or wind up our affairs, prior to any distributions to the holders of our common stock, our creditors and the holders of our preferred stock, if any, will receive any payments to which they are entitled. Subsequent to those payments, the holders of our common stock will share ratably, according to the number of shares held, in our remaining assets, if any.

Fully paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be, upon issuance, fully paid and non-assessable.

Rights agreement; other rights

Each share of our common stock is associated with one common stock purchase right pursuant to a rights agreement adopted by our board of directors and approved by our stockholders. See “—Common stock purchase rights”. Except for those rights, our common stock has no subscription, conversion or preemptive rights.

Listing

Our common stock is listed on the NASDAQ National Market under the symbol “HORC”. Any additional common stock we issue pursuant to the registration statement containing this prospectus will also be listed on the NASDAQ National Market.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, phone no. (718) 921-8124.

Common stock purchase rights

General

We are a party to a rights agreement dated February 6, 1997, between us and American Stock Transfer & Trust Company, as rights agent. Our rights agreement is an anti-takeover device, or “poison-pill,” which is designed to fend off a change in control that our board of directors does not believe to be in our best interests. Pursuant to the rights agreement, each share of our common stock issued prior to the date of this prospectus has associated with it one common stock purchase right. Under the current terms of the rights agreement, one right will also be issued with respect to each share of our common stock issued in the future while the rights agreement is in effect, including shares of common stock issued pursuant to our stock option or other employee benefit plans. The rights will not be exercisable after March 4, 2007, and may cease to be exercisable prior to that date under certain circumstances summarized below.

We have summarized certain provisions of the rights agreement below, but you should read the entire rights agreement for a more complete description of the rights.

Exercise price

Each right, when it first becomes exercisable, entitles the holder to purchase one share of our common stock at an exercise price of $83.33 per share, subject to adjustment.

Exercisability of rights

Initially, the rights are not exercisable or transferable apart from the shares of common stock with respect to which the rights were issued, and are evidenced only by the certificates representing those shares. The rights will become exercisable and transferable apart from the common stock on the exercisability date. The exercisability date is the earlier of (i) the close of business on the tenth business day after a public announcement that a person or group of affiliated or associated persons has become an “acquiring person” (meaning it or they acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock, with certain exceptions described in the rights agreement (including exceptions for shares owned by us or one of our subsidiaries or employee benefit plans, and for shares owned by any person who our board of directors determines inadvertently reached the 15% beneficial ownership level and who promptly divests sufficient shares so that 15% or greater beneficial ownership ceases)) or (ii) the close of business on a date determined by a majority of our board of directors, following the commencement of a tender or exchange offer that, if consummated, would result in a person or group becoming an acquiring person.

The rights will be exercisable from the exercisability date until the expiration date, which is the earlier of the close of business on March 4, 2007, the date the rights are redeemed by us, or the date the rights are exchanged by us, at which time they will expire.

Transferability of rights

Prior to the exercisability date, rights will not be transferable apart from the shares of common stock to which they are attached. Until the exercisability date (or earlier redemption, exchange or expiration of the rights), new common stock certificates issued after the record date for the initial distribution of rights in 1997, upon transfer or new issuance of shares of common stock, will contain a notation incorporating the rights agreement by reference. Until the exercisability date (or earlier redemption, exchange or expiration of the rights), the surrender for transfer of any certificate for shares of common stock will also constitute the transfer of the rights associated with the shares of common stock represented by the certificate.

As soon as practicable after the exercisability date, separate rights certificates evidencing the rights will be mailed to each record holder of shares of common stock as of the close of business on the exercisability date and, in certain circumstances, holders of certain shares issued after the exercisability date. Until exercised, the holders will not have any rights of holders of common stock, including any rights to vote or receive dividends on the common stock.

Flip-in rights

A flip-in event occurs if any person or group acquires 15% or more of common stock. After the occurrence of a flip-in event, each right will entitle the holder to receive, upon exercise and payment of the exercise price, the number of shares of common stock having a market value immediately prior to the flip-in event equal to two times the then current exercise price of the right (i.e., a 50% discount), except that in certain circumstances any right that is or was beneficially owned by an acquiring person (or any of its affiliates or associates) will become null and void upon the occurrence of the flip-in event. Cash will be paid in lieu of fractional shares.

For example, at the initial exercise price of $83.33 per right, if any person becomes the beneficial owner of 15% or more of our outstanding common stock, ten business days thereafter each right (other than rights owned by that person or any of its affiliates or associates, which will have become void) would entitle its holder to purchase $166.66 worth of common stock for $83.33. Assuming that the common stock had a per share value of $16.66 at that time, each right would effectively entitle its holder to purchase ten shares of common stock for $83.33.

Flip-over rights

A flip-over event occurs if, following an exercisability date, either (i) we are acquired in a merger or other business combination transaction or (ii) we sell or otherwise transfer more than 50% of our aggregate assets or earning power. After the occurrence of a flip-over event, each holder of a right (except rights previously voided as described above) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring person having a value equal to two times the then current exercise price of the right. The flip-over right will be exercisable apart from, and regardless of the exercise or surrender of, the flip-in right.

Redemption of rights

At any time before the close of business on the tenth business day following a public announcement that a party is an acquiring person, our board of directors may redeem the rights in whole but not in part at a redemption price of $.01 per right. Under some circumstances, the redemption must also be approved by a majority of the members of the board in office at the time of the adoption of the rights agreement or members whose nominations were approved by members then in office. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Exchange of rights

At any time after any person becomes an acquiring person, our board of directors may exchange the rights (other than rights owned by the acquiring person or any of its affiliates or associates which have become void), in whole or in part, for common stock at an exchange ratio of one share of common stock per right. Under some circumstances, the exchange must also be approved by a majority of the members of our board in office at the time of the adoption of the rights agreement or members whose nominations were approved by members then in office.

Adjustments

The exercise price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock, (ii) upon the grant to holders of the common stock of certain rights, options or warrants to subscribe for or purchase common stock at a price, or securities convertible into common stock with a conversion price, less than the then current market price of the common stock or (iii) upon the distribution to holders of common stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of common stock) or of subscription rights or warrants (other than those referred to above).

Reserved shares/substitution of assets

The rights agreement contemplates that we will reserve a sufficient number of authorized but unissued shares of common stock to permit the exercise in full of the rights should they become exercisable. Our board of directors may (and under certain circumstances is obligated to) issue other equity securities or assets upon the exercise of the rights if sufficient shares of common stock are not available for issuance. The board may make adequate provision to substitute for the shares of common stock which are not available for issuance upon exercise of rights either cash, other equity securities of the Company (including, without limitation, shares of our preferred stock), debt securities of the Company, other assets, or a combination of the foregoing, having an aggregate value (as determined by a majority of the board after receiving advice from a nationally recognized investment banking firm) equal to the value of the shares of common stock unavailable for issuance upon exercise of the rights. In addition, the board, subject to certain limitations, may amend the rights agreement to change the exercise price and therefore the number of shares of common stock issuable upon exercise of the rights. If we do not take such action within 30 days following the later of a flip-in event or the date on which our right of redemption with respect to the rights expires, then we will be required to deliver cash as the substitute for the unavailable authorized shares of common stock.

Amendment of the rights agreement

At any time prior to the exercisability date, our board of directors may amend any provision of the rights agreement in any manner, including to change the exercise price, without the approval of the holders of our common stock. Thereafter, subject to certain limitations, the board of directors may amend the rights agreement without the approval of the holders of the common stock so long as the interests of the holders of the rights are not adversely affected, including generally (i) to shorten or lengthen any time period under the rights agreement or (ii) in any manner that the board deems necessary or desirable, so long as the amendment is consistent with and for the purpose of fulfilling the objectives of the board in originally adopting the rights agreement.

Preferred stock

Our board of directors may from time to time, without any vote or action by our stockholders, authorize us to issue one or more series of preferred stock and may fix the designations, terms, and relative rights, preferences, privileges and restrictions of each of these series, including the dividend rate, voting rights, conversion rights and privileges, redemption and sinking fund provisions and liquidation preferences.

Thus, our board of directors could authorize us to issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or other series of preferred stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. In addition, the existence of authorized but unissued preferred stock could have an adverse effect on the market price for our common stock.

The particular terms of any series of preferred stock that we may offer with this prospectus will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

•	the designation of the series, which may be by distinguishing number, letter and title;

•	the number of shares of the series;

•	the price at which the preferred stock will be issued;

•	the dividend rate, if any, and the terms, conditions and dates on which any such dividends will be paid, including the relation which such dividends will bear to dividends payable on other classes or series of our capital stock and whether such dividends will be, in whole or in part, cumulative or non-cumulative or participating or non-participating;

•	the redemption rights and price, if any;

•	the terms and amount of any related sinking fund;

•	amounts to be paid in respect of shares of the series upon our liquidation, dissolution or winding up and the priority in which those payments will be made in relation to other classes or series of our capital stock;

•	whether the shares of the series will be convertible, and if so, the specification of the securities into which such preferred stock is convertible;

•	the conversion price or rate, and any adjustments thereof, the dates as of which such shares will be convertible, and all other terms and conditions upon which the conversion may be made;

•	the terms, conditions and amounts of any obligations we may have to repurchase shares of the series;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the series.

Amendments to certificate of incorporation and bylaws

Our certificate of incorporation reserves to the Company the right to amend, alter, change or repeal any provision contained in the certificate, in the manner now or hereafter prescribed by law, and states that all rights conferred to our stockholders in the certificate are granted subject to that reservation.

Under Delaware law, any amendment of our certificate of incorporation requires the affirmative vote of a majority of our outstanding stock entitled to vote on the amendment, and a majority of our outstanding stock of each class entitled to vote on the amendment as a separate class. Under certain circumstances, the holders of any class or series of our capital stock then outstanding will be entitled to vote as a class on a proposed amendment, whether or not entitled to vote on the amendment by our certificate of incorporation.

Our bylaws provide that our board of directors has the power to adopt, amend or repeal bylaws at any board meeting at which a quorum is present, by the affirmative vote of a majority of the directors present at the meeting, if notice of the proposed action is contained in the notice of the meeting.

Anti-takeover provisions

Rights agreement

The common stock purchase rights issued pursuant to the rights agreement discussed above have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors since our board may, at its option, at any time prior to the close of business on the tenth business day following a public announcement that a party is an acquiring person, redeem all but not less than all of the then outstanding rights at a redemption price of $.01 per right.

Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation’s outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by our stockholders.

Provisions of our certificate of incorporation and bylaws

Portions of our certificate of incorporation and bylaws may make the acquisition of control of the Company more difficult. These provisions may also encourage persons seeking to acquire control of us to consult first with our board of directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or which is otherwise unfair to our stockholders. We have summarized the key provisions below. You should read our certificate of incorporation and bylaws for a more complete description of these and other provisions.

At the date of this prospectus, our authorized capital stock includes 500,000 shares of preferred stock, $.10 par value per share, none of which is outstanding at the date of this prospectus. Our board of directors has the authority to authorize the issuance of preferred stock in one or more series and to fix the rights (including voting rights, if any), preferences, privileges and restrictions granted to or imposed upon any series, without any further vote or action by stockholders. Any future issuance of common stock or preferred stock will be subject to the rights of holders of any outstanding shares of preferred stock we issue in the future.

We believe the preferred stock provides us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having authorized shares of preferred stock available for issuance will allow us to issue shares of preferred stock without further action by stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or market on which our securities may be listed. Our board of directors could authorize us to issue a series of preferred stock, the terms of which could impede the completion of a merger, tender offer or other takeover attempt and may adversely affect the voting and other rights of the holders of common stock or other preferred stock then outstanding. Our board of directors will make any determination to issue shares based on its judgment as to the best interests of us and our stockholders at the time of issuance. In so acting, the board could cause us to issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of the stock.

Our bylaws provide that the number of directors may be fixed from time to time by our board of directors. The bylaws also provide that, subject to any rights of the holders of our outstanding preferred stock, a majority of our directors then in office will have the authority to fill any vacancies on the board. As a result of these provisions, the board of directors could temporarily prevent any stockholder from obtaining majority representation on the board by enlarging the board and filling the new directorships with its own nominees.

Description of debt securities

General

We may issue debt securities from time to time in one or more series and with the same or a different trustee for the respective series. The following description, together with any applicable prospectus supplement, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus and any related indenture or supplemental indenture.

We have summarized below some of the provisions that will apply to the debt securities unless the applicable prospectus supplement provides otherwise. The summary may not contain all information that is important to you, and some or all of the information stated below may be inapplicable or changed with respect to any particular series of debt securities. The terms of each series of debt securities will be established in the manner provided in an indenture to be entered into by us. The indenture and any supplemental indenture will be included as exhibits to the registration statement containing this prospectus or incorporated by reference into this prospectus. You should read the indenture and any supplemental indenture. As used in the discussion below, the term “indenture” includes both the indenture and any supplemental indenture or other document establishing the terms of the particular series of debt securities. You should also read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

We will describe the specific terms of the series of debt securities being offered in the related prospectus supplement. These terms will include some or all of the following as applicable to the series of debt securities in question:

•	the designation or title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be issued;

•	any terms relating to the subordination of the debt securities;

•	whether any of the debt securities are to be issuable as a global security and whether global securities are to be issued in temporary global form or permanent global form;

•	the person to whom any interest on the debt security will be payable if other than the person in whose name the debt security is registered on the record date;

•	the date or dates on which the debt securities will mature;

•	the rate or rates of interest, if any, that the debt securities will bear, or the method of calculation of the interest rate or rates;

•	the date or dates from which any interest on the debt securities will accrue, the dates on which any interest will be payable and the record date for any interest payable on any interest payment date;

•	the place or places where payments on the debt securities will be payable;

•	whether we will have the right or obligation to redeem or repurchase any of the debt securities, and the terms applicable to any optional or mandatory redemption or repurchase;

•	the denominations in which the debt securities will be issuable;

•	any index or formula used to determine the amount of payments on the debt securities;

•	the portion of the principal amount of the debt securities that will be payable if there is an acceleration of the maturity of the debt securities, if that amount is other than the principal amount;

•	any restrictive covenants for the benefit of the holders of the debt securities;

•	whether the debt securities are convertible into other securities of the Company and, if so, the terms and conditions for any such conversion;

•	the events of default with respect to the debt securities; and

•	any other terms of the debt securities.

Priority of the debt securities

Unless otherwise described in the applicable prospectus supplement, the debt securities will be our general unsecured obligations and will rank pari passu (i.e., equally and ratably) with all of our other senior unsecured and unsubordinated indebtedness. The debt securities will be effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness. In the event of insolvency, our creditors who are holders of secured indebtedness, as well as some of our general creditors, may recover more, ratably, than the holders of the debt securities.

With respect to any offering of debt securities, we will describe in the applicable prospectus supplement or the information incorporated by reference the approximate amount of our outstanding indebtedness as of the end of our most recent fiscal quarter.

Form and denominations

The debt securities will be issued in fully registered form and in denominations of $1,000 and integral multiples thereof, except in the case of global securities issued by us or unless otherwise specified in a prospectus supplement.

Transfer and exchange

You may have your debt securities (other than global securities) broken into more debt securities of the same series and smaller authorized denominations or combined into fewer debt securities of the same series and larger authorized denominations, as long as the total principal amount is not changed. This is called an “exchange.”

You may exchange or transfer debt securities (other than global securities) at any office we maintain for this purpose in accordance with the terms of the indenture. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform these tasks ourselves. The entity performing the role of maintaining the list of registered holders is called the “security registrar.”

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

If we designate additional transfer agents, they will be named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If we redeem less than all of the debt securities of a series, we may block the transfer or exchange of debt securities of that series during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed. Additionally, we may also refuse to register transfers or exchanges during certain other periods specified in the indenture.

Redemption

To the extent provided in the applicable prospectus supplement, we may redeem debt securities at our option on the terms set forth in the indenture.

Payment

Unless otherwise provided in a prospectus supplement, we will pay interest on a debt security to you on the applicable interest due date established for that debt security in the indenture, if you are a direct holder of that debt security listed in the trustee’s records at the close of business on the record date established pursuant to the indenture for that debt security, even if you no longer own the debt security on the interest due date. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the record date. The most common manner is to adjust the sale price of the debt securities to allocate interest fairly between buyer and seller. This allocated interest amount is called “accrued interest.”

We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee or at such other place of payment as may be specified pursuant to the indenture. We may also choose to pay interest by mailing checks.

Interest Rates and discounts

The debt securities will earn interest at a fixed or floating rate or rates for the period or periods of time specified in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, the debt securities will bear interest on the basis of a 360-day year consisting of twelve 30-day months.

We may sell debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Federal income tax consequences and special considerations that apply to any series will be described in the applicable prospectus supplement, to the extent required.

Global securities

We may issue the debt securities in whole or in part in the form of one or more global securities. A global security is a security, typically held by a depositary such as The Depository Trust

Company, which represents the beneficial interests of a number of purchasers of such security. We may issue the global securities in either temporary or permanent form. We will deposit global securities with the depositary identified in the prospectus supplement. A global security may be transferred as a whole only as follows:

•	by the depositary to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in a prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.

After we issue a global security, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by the global security to the accounts of persons that have accounts with the depositary (herein, participants). The underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited. If we offer and sell the debt securities directly or through agents, either we or our agents will designate the accounts. Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary and its participants.

We and the trustee will treat the depositary or its nominee as the sole owner or holder of the debt securities represented by a global security. Principal, any premium and any interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee as the registered owner of that global security.

Unless otherwise indicated in the applicable prospectus supplement, owners of beneficial interests in a global security will be entitled to have the debt securities represented by that global security registered in their names and will be entitled to receive physical delivery of those debt securities in definitive form upon the terms set forth in the indenture. The laws of some states may require that certain purchasers of securities take physical delivery of the securities. Such laws may impair the ability to transfer beneficial interests in a global security.

We expect that the depositary or its nominee, upon receipt of any payments, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary’s or its nominee’s records. We also expect that payments by participants to owners of beneficial interests in the global security will be governed by standing instructions and customary practices, as is the case with the securities held for the accounts of customers registered in “street names” and will be the responsibility of such participants.

If the depositary is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities in exchange for the applicable global security. In addition, we may at any time in our sole discretion determine not to have any of the debt securities of a series represented by global securities and, in that event, will issue debt securities of that series in exchange for that global security.

Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. No such person will be liable for any delay by the depositary or any of its participants in identifying the owners of beneficial interests in a global security, and we, the trustee and any paying agent may conclusively rely on instructions from the depositary or its nominee for all purposes.

Covenants

With respect to each series of debt securities, we will be required to pay the principal of, and interest and any premium on, the debt securities when due. There will be additional covenants governing each series of debt securities that will be described or referred to in the applicable prospectus supplement.

Events of default

Unless we state otherwise in the applicable prospectus supplement, an “event of default” with respect to the debt securities of any series under the indenture means:

•	our default for 30 days in payment of any interest on any debt securities of that series;

•	our default in payment of any principal or premium on any debt securities of the series upon maturity or otherwise;

•	our default in the observance of certain covenants as set forth in the indenture;

•	our default, for 60 days after delivery of written notice, in the observance or performance of other covenants;

•	certain bankruptcy, insolvency or reorganization events relating to us; or

•	any other event of default included in the indenture or any supplemental indenture and described in the prospectus supplement.

The consequences of an event of default, and the remedies available under the indenture or any supplemental indenture, will vary depending upon the type of event of default that has occurred.

Unless we state otherwise in the applicable prospectus supplement, if an event of default with respect to any debt securities of any series has occurred and is continuing, then either the trustee or the holders of at least 25% of the principal amount specified in the indenture or any supplemental indenture of the outstanding debt securities of that series may declare the principal (or such portion of the principal as is specified in the terms of the debt securities) of all the affected debt securities and interest accrued to be due and payable immediately.

Unless we state otherwise in the applicable prospectus supplement, if an event of default with respect to any debt securities has occurred and is continuing and is due to a bankruptcy, insolvency or reorganization event relating to us, then the principal (or such portion of the principal as is specified in the terms of the debt securities) of and interest accrued on all debt securities then outstanding will become due and payable automatically, without further action by the trustee or the holders.

Under conditions specified in the indenture and any supplemental indenture, the holders of a majority of the principal amount of the debt securities of a series may annul or waive certain declarations and defaults described above with respect to that series. These holders may not, however, waive a continuing default in payment of principal of (or premium, if any) or interest on the debt securities.

The indenture will provide that subject to the duty of the trustee during a default to act with the required standard of care, the trustee will have no obligation to exercise any right or power granted to it under the indenture at the request of holders of debt securities unless such holders have indemnified the trustee. Subject to the provisions in the indenture and any supplemental indenture for the indemnification of the trustee and other limitations specified therein, the holders of a majority in principal amount of the outstanding debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

If you hold debt securities of a series, you will not be permitted under the terms of the indenture or any supplemental indenture to institute any action against us in connection with any default (except actions for payment of overdue principal, premium, or interest or other amounts) unless:

•	you have given the trustee written notice of the default and its continuance;

•	holders of not less than 25% in principal amount of the debt securities of that series issued under the indenture have made a written request upon the trustee to institute the action and have offered the trustee reasonable indemnity;

•	the trustee has not instituted the action within 60 days of the request; and

•	during such 60-day period, the trustee has not received directions inconsistent with the written request by the holders of a majority in principal amount of the outstanding debt securities of that series issued under the indenture.

Defeasance provisions applicable to the debt securities

Unless otherwise specified in a prospectus supplement or under the indenture, we, at our option,

•	will be discharged from our obligations in respect of any debt securities or series of debt securities under the indenture (except for certain obligations relating to the trustee and obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust), or

•	need not comply with certain restrictive covenants of the indenture,

in each case, if we irrevocably deposit, in trust with the trustee, money or U.S. government obligations which through the scheduled payment of interest and principal will provide money sufficient to pay all the principal of, and interest and premium, if any, on, such debt securities or series of debt securities on the dates on which such payments are due.

To exercise the above option, no default or event of default shall have occurred or be continuing on the date of such deposit (or with respect to certain bankruptcy or insolvency related events, at any time on or prior to the 90th day after the date of such deposit), and such defeasance must not result in a breach of or constitute a default under any material agreement to which we are bound. In addition, we must deliver to the trustee an opinion of counsel that:

•	the deposit and related defeasance would not cause the holders of such debt securities to recognize gain or loss for federal income tax purposes and, in the case of a discharge pursuant to the first bullet point above, the opinion must state that the Company has received a ruling to that effect from the IRS or that since the date of the indenture there has been a change in applicable federal income tax law to that effect (including with respect to the discharge) published by the IRS and that the holders of such debt securities will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if the deposit, defeasance and discharge, as applicable, were not to occur, and

•	all conditions precedent relating to the defeasance have been complied with.

Modification and waiver

We and the trustee may, without the consent of holders, modify provisions of the indenture for certain purposes, including, among other things, curing ambiguities and maintaining the qualification of the indenture under the Trust Indenture Act. Under the indenture, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities affected by the modification. However, unless indicated otherwise in the applicable prospectus supplement, the provisions of the indenture may not be modified without the consent of each holder of debt securities affected thereby if the modification would:

•	reduce the principal of or change the stated maturity of any such debt securities;

•	waive certain provisions regarding redemption in a manner adverse to the rights of any holder of such debt securities;

•	reduce the rate of or change the time for payment of interest on such debt securities;

•	waive a default in the payment of principal or interest on such debt securities;

•	change the currency in which any of such debt securities are payable;

•	change certain provisions of the indenture regarding waiver and amendment; or

•	effect certain other waivers or changes specified in the indenture.

The trustee

We will include information regarding the trustee in the prospectus supplement relating to any series of debt securities. If any event of default shall occur (and be continuing) under the indenture or any supplemental indenture, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will be under no obligation to exercise any of its powers at the request of any of the holders of the debt securities, unless the holders shall have offered the trustee reasonable indemnity against the costs, expenses and liabilities it might incur. The indenture, any supplemental indenture, and the provisions of the Trust Indenture Act incorporated by reference thereby, will contain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims or to realize on property received by it in respect of any claims as security or otherwise.

Plan of distribution

Offering and sale of securities

We may sell the securities from time to time as follows:

•	through agents;

•	to dealers or underwriters, including for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In some cases, we, or dealers acting with us or on our behalf, may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

The securities we distribute by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We may solicit offers to purchase securities directly from the public from time to time. We may also designate agents from time to time to solicit offers to purchase securities from the public on our behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933.

From time to time, we may sell securities to one or more dealers acting as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933, may then resell those securities to the public.

We may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we sell securities to underwriters, we may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include any required information about underwriting compensation we may pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase securities under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions we may pay for soliciting these contracts.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933.

In connection with any underwritten offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ National Market or otherwise.

Matters relating to the offering and market-making resales

Each series of securities will be a new issue, and there will be no established trading market for any security prior to its original issue date. Other than our common stock, we may not list any particular series of securities on a securities exchange or quotation system. Any underwriters to whom we sell securities for public offering may also make a market in those securities. However, no underwriter that makes a market is obligated to do so, and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for any of the securities.

Unless otherwise indicated in the applicable prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in New York City.

In this prospectus, the terms “this offering” means the initial offering of the securities made in connection with their original issuance by Horizon Health Corporation. This term does not refer to any subsequent resales of securities in market-making transactions.

Legal matters

Unless otherwise provided in the applicable prospectus supplement, Strasburger & Price, L.L.P., Dallas, Texas, will pass upon certain legal matters relating to the validity of our common stock, preferred stock and debt securities. David K. Meyercord, Esq., our Senior Vice President – Administration and General Counsel, was a member of Strasburger & Price, L.L.P. from 1975 through June 2004.

Experts

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended August 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, our independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of PSH Acquisition Corporation (D/B/A Poplar Springs Hospital) at December 31, 2003 and 2002, and for each of the two years ended December 31, 2003, incorporated in this prospectus by reference to our Current Report on Form 8-K/A filed with the SEC on August 5, 2004, have been so incorporated in reliance on the report of Goodman & Company, independent auditors, given on the authority of said firm as experts in auditing and accounting.